SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2005

PCCW Limited
(Translation of Registrant’s Name Into English)

39th Floor, PCCW Tower
TaiKoo Place, 979 King’s Road
Quarry Bay, Hong Kong
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F ☒     Form 40-F ☐

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes ☐        No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.)

PCCW LIMITED

INDEX TO EXHIBITS

Items

1.	Scheme Document relating to the Proposed Privatisation of SUNDAY Communications Limited by PCCW Mobile Holding No. 2 Limited by way of a Scheme of Arrangement (Under Section 86 of the Companies Law of the Cayman Islands) at the price of HK$0.65 per Scheme Share;

2.	Form of Proxy for use at the Court Meeting;

3.	Form of Proxy for use at the Extraordinary General Meeting; and

4.	Joint Announcement dated November 21, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PCCW LIMITED

Dated: November 22, 2005	By: (Sd.) Hubert Chak

	Name:	Hubert Chak
	Title:	Company Secretary

Item 1

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to any aspect of this document or as to the action to be taken, you should consult a licensed securities dealer, or other registered institution in securities, a bank manager, solicitor, professional accountant, or other professional adviser.

If you have sold or transferred all your shares in SUNDAY Communications Limited, you should at once hand this document and the accompanying forms of proxy to the purchaser or the transferee or to the licensed securities dealer or registered institution in securities or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

PCCW Mobile Holding No. 2 Limited
(Incorporated in the British Virgin Islands with limited liability)

     PROPOSED PRIVATISATION OF
SUNDAY COMMUNICATIONS LIMITED
BY
PCCW MOBILE HOLDING NO. 2 LIMITED
BY WAY OF A SCHEME OF ARRANGEMENT
(UNDER SECTION 86 OF THE COMPANIES LAW OF THE CAYMAN ISLANDS)
AT THE PRICE OF HK$0.65 PER SCHEME SHARE

Financial Adviser to PCCW Mobile Holding No. 2 Limited

Citigroup Global Markets Asia Limited
Independent Financial Adviser to the Independent Board Committee of SUNDAY Communications Limited

A letter from the Board (as defined herein) is set out on pages 7 to 15 of this document. An Explanatory Statement (as defined herein) regarding the Scheme (as defined herein) is set out on pages 47 to 63 of this document. A letter from the Independent Board Committee (as defined herein) containing its advice to the Independent Shareholders (as defined herein) in relation to the Scheme is set out on pages 16 to 17 of this document. A letter from ING (as defined herein), being the independent financial adviser to the Independent Board Committee, containing its advice to the Independent Board Committee in relation to the Scheme, is set out on pages 18 to 46 of this document.

The action to be taken by the Independent Shareholders and the Scheme Shareholders (each as defined herein) is set out on pages 62 to 63 of this document.

Notices convening the Court Meeting (as defined herein) and the EGM (as defined herein) to be held in the Conference Room, 14th Floor, PCCW Tower, TaiKoo Place, 979 King’s Road, Quarry Bay, Hong Kong on Thursday, 15th December, 2005 are set out on pages 135 to 138 of this document. Whether or not you are able to attend the Court Meeting and/or the EGM or any adjournment thereof, you are strongly urged to complete and sign the enclosed pink form of proxy in respect of the Court Meeting and the enclosed white form of proxy in respect of the EGM, in accordance with the instructions printed thereon, and to lodge them with Computershare Hong Kong Investor Services Limited, the branch share registrar of SUNDAY Communications Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong as soon as possible but in any event not later than the respective times and dates as stated under the paragraph headed “Action to be taken” set out on page 62 of this document. In the case of the pink form of proxy in respect of the Court Meeting, it may be returned by facsimile at number (852) 2865 0990 (marked for the attention of “the Company Secretary”) not later than the respective time and date stated in the paragraph headed “Action to be taken” set out on page 62 of this document, or it may be handed to the chairman of the Court Meeting at the Court Meeting if it is not so lodged.

22nd November, 2005

— i —

DEFINITIONS

     In this document, the following expressions have the meanings set out below unless the context requires otherwise:

“acting in concert”	shall have the meaning set out in the Takeovers Code

“ADSs”	American depositary shares of SUNDAY, evidenced by American depositary receipts (“ADRs”), each ADS representing 100 Shares

“ADS Holder(s)”	holder(s) of ADSs

“Announcement”	the announcement dated 27th September, 2005 issued jointly by PCCW, PCCW Mobile and SUNDAY in relation to the Proposal

“Authorisations”	all necessary authorisations, registrations, filings, rulings, consents, permissions and approvals in connection with the Proposal

“Board”	the board of Directors of SUNDAY

“Business Day”	a day (excluding Saturday) on which banks in Hong Kong are generally open for business for more than four hours

“Citigroup”	Citigroup Global Markets Asia Limited, a deemed licensed corporation under the SFO, licensed to carry on Type 1 (dealing in securities), Type 4 (advising on securities), Type 6 (advising on corporate finance) and Type 7 (providing automated trading services) of the regulated activities

“Companies Law”	the Companies Law, Cap.22 (Law 3 of 1961 as consolidated and revised) of the Cayman Islands

“Court”	the Grand Court of the Cayman Islands

“Court Meeting”	a meeting of the Scheme Shareholders to be convened at the direction of the Court at which the Scheme will be voted upon which will be held in the Conference Room, 14th Floor, PCCW Tower, TaiKoo Place, 979 King’s Road, Quarry Bay, Hong Kong on Thursday, 15th December, 2005 at 10:00 a.m., notice of which is set out on pages 135 to 136 of this document, or any adjournment thereof

“Deposit Agreement”	the Deposit Agreement, dated as of 15th March, 2000, as amended, among SUNDAY, the Depositary and each owner and holder from time to time of ADRs issued thereunder

“Director(s)”	the director(s) of SUNDAY, including the non-executive director and independent non-executive directors in the Independent Board Committee

DEFINITIONS

“Depositary”	The Bank of New York, as depositary under the Deposit Agreement

“Effective Date”	the date on which the Scheme, if approved and sanctioned by the Court, becomes effective in accordance with the Companies Law

“Executive”	the Executive Director of the Corporate Finance Division of the SFC or any delegate of the Executive Director

“Explanatory Statement”	the explanatory statement set out on pages 47 to 63 of this document and issued in compliance with the Rules of the Grand Court of the Cayman Islands

“EGM”	the extraordinary general meeting of SUNDAY to be convened to be held immediately following the Court Meeting in the Conference Room, 14th Floor, PCCW Tower, TaiKoo Place, 979 King’s Road, Quarry Bay, Hong Kong on Thursday, 15th December, 2005, for the approval and implementation of the Scheme, the notice of which is set out on pages 137 to 138 of this document, or any adjournment thereof

“HK$”	Hong Kong dollar(s), the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Huawei”	Huawei Tech. Investment Co., Limited, a company incorporated in Hong Kong with limited liability

“Huawei Scheme Shares”	296,416,000 Scheme Shares legally and beneficially owned by Huawei

“Independent Board Committee”	the independent board committee of SUNDAY, comprising John William Crawford, Henry Michael Pearson Miles, Robert John Richard Owen, all of whom are independent non-executive directors of SUNDAY, and Hongqing Zheng, who is a non-executive director of SUNDAY, which has been established for the purpose of advising the Independent Shareholders in respect of the Proposal

“Independent Shareholders”	Shareholders other than PCCW Mobile and parties acting in concert with PCCW Mobile under the Takeovers Code

“ING”	ING Bank N.V., the independent financial adviser to the Independent Board Committee and a registered institution under the SFO, registered for Type 1 (dealing in securities), Type 4 (advising on securities) and Type 6 (advising on corporate finance) of the regulated activities

DEFINITIONS

“Last Trading Day”	26th September, 2005, being the last trading day prior to the suspension of trading in the Shares pending the issue of the Announcement

“Latest Practicable Date”	15th November, 2005, being the latest practicable date prior to the printing of this document for ascertaining certain information contained herein

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“Mandarin”	Mandarin Communications Limited, a company incorporated in Hong Kong with limited liability, and a wholly-owned subsidiary of SUNDAY

“Offer Period”	the period from the date of the Announcement until the later of (i) the Effective Date; or (ii) the date when the Scheme lapses; or (iii) an announcement is made of the withdrawal of the Scheme

”PCCW Mobile”	PCCW Mobile Holding No. 2 Limited, a company Sch incorporated in the British Virgin Islands with limited liability, an indirect wholly-owned subsidiary of PCCW and which is beneficially interested in 2,372,672,256 Shares, representing approximately 79.35% of the issued share capital of SUNDAY as at the Latest Practicable Date

“PCCW”	PCCW Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange and with securities in the form of American depositary shares, each representing 10 PCCW shares, listed on the New York Stock Exchange, Inc.

“PCCW Group”	PCCW and its subsidiaries, but excluding the SUNDAY Group

“PRC”	the People’s Republic of China, which for the purpose of this document excludes Hong Kong and the Macau Special Administrative Region

“Pre-Announcement Period”	the one-year period from 11th June, 2004 to 10th June, 2005, which was the last trading day prior to PCCW’s announcement made on 13th June, 2005 regarding a possible mandatory cash offer for the Shares of SUNDAY

“Price”	a price of HK$0.65 per Scheme Share payable to the Scheme Shareholders under the Scheme

“Proposal”	the proposal for the privatisation of SUNDAY by PCCW Mobile by way of the Scheme, as described in this document

DEFINITIONS

“Record Date”	the Business Day immediately preceding the Effective Date for the purpose of determining the entitlements of the Scheme Shareholders

“Relevant Authorities”	appropriate governments and/or governmental bodies, regulatory bodies, courts or institutions including the SFC and the Stock Exchange

“Relevant Period”	the period commencing on the date falling six months prior to the commencement date of the Offer Period and ending on the Latest Practicable Date

“Scheme”	a scheme of arrangement under Section 86 of the Companies Law between SUNDAY and the Scheme Shareholders involving the cancellation of all the Scheme Shares, details of which are set out on pages 130 to 134 of this document, with or subject to any modification thereof or addition thereto or condition approved or imposed by the Court

“Scheme Share(s)”	Share(s) held by the Scheme Shareholder(s)

“Scheme Shareholder(s)”	Shareholder(s) other than PCCW Mobile

“SEC”	the United States Securities and Exchange Commission

“SFC”	the Securities and Futures Commission of Hong Kong

“SFO”	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time

“Share(s)”	share(s) of HK$0.10 each in the share capital of SUNDAY

“Shareholder(s)”	holder(s) of the Shares

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“SUNDAY”	SUNDAY Communications Limited, a company incorporated in the Cayman Islands with limited liability, the Shares of which are listed on the Stock Exchange and the ADSs of which are quoted on the NASDAQ National Market in the US

“SUNDAY Group”	SUNDAY and its subsidiaries

“Takeovers Code”	The Hong Kong Code on Takeovers and Mergers

“Voting Instruction Card”	the voting instruction card in respect of ADSs to be used by ADS Holder(s)

“US”	the United States of America

“US$”	United States dollar(s), the lawful currency of the US

“%”	percent

EXPECTED TIMETABLE

Hong Kong time (unless otherwise stated)

Latest time for receipt by the Depositary of completed
Voting Instruction Cards from ADS Holders (Note 2)	5:00 p.m. (New York time) on Thursday, 8th December, 2005

Latest time for lodging transfers of Shares to qualify
for attending and voting at the Court Meeting and the EGM (Note 5)	4:00 p.m. on Monday, 12th December, 2005

Register of members closed for determination of entitlements of
Scheme Shareholders to attend and vote at the Court Meeting
and of Shareholders to attend and vote at the EGM	Tuesday, 13th December, 2005 to Thursday, 15th December, 2005 (both days inclusive)

Latest time for lodging forms of proxy in respect of
Court Meeting	10:00 a.m. on Tuesday, 13th December, 2005
EGM	10:30 a.m. on Tuesday, 13th December, 2005

Suspension of dealings in the Shares	9:30 a.m. on Thursday, 15th December, 2005
Court Meeting (Note 1)
10:00 a.m. on Thursday, 15th December, 2005

EGM (Note 1)	10:30 a.m. on Thursday, (or as soon thereafter as the Court Meeting convened for the same day and place shall have been concluded or adjourned) 15th December, 2005

Press announcement of the results of the Court Meeting
and the EGM in Hong Kong Economic Times and The Standard	Friday, 16th December, 2005

Resumption of dealings in the Shares	9:30 a.m. on Friday, 16th December, 2005

Hearing of SUNDAY’s summons for directions
in respect of the capital reduction (Note 3)	Monday, 19th December, 2005

Latest time for dealing in the Shares	4:00 p.m. on Wednesday, 11th January, 2006

Latest time for lodging transfers of Shares
to qualify for entitlements under the Scheme	4:00 p.m. on Friday, 13th January, 2006

EXPECTED TIMETABLE

Court hearing of the petition to sanction the Scheme and
to confirm the capital reduction (Note 3 and Note 4)	Friday, 13th January, 2006

Press announcement of the results of the court hearing of
the petition to sanction the Scheme and to confirm the capital reduction in Hong Kong Economic Times and The Standard	Monday, 16th January, 2006

Record Date	Monday, 16th January, 2006

Effective Date (Note 4)	Tuesday, 17th January, 2006

Withdrawal of the listing of the Shares on the
Stock Exchange becomes effective (Note 4)	9:30 a.m. on Wednesday, 18th January, 2006

Press announcement of the Effective Date and the withdrawal of
the listing of the Shares in Hong Kong Economic Times and The Standard	Wednesday, 18th January, 2006

Cheques for cash entitlements under the Scheme
to be despatched on or before	Friday, 27th January, 2006

Shareholders should note that the above timetable is subject to change. Further announcement(s) will be made in the event that there is any change.

Notes:

1.	Forms of proxy should be lodged, by hand or by post, with Computershare Hong Kong Investor Services Limited, the branch share registrar of SUNDAY, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, as soon as possible and in any event no later than the times and dates stated above. In the case of the pink form of proxy in respect of the Court Meeting, it may be returned by facsimile at number (852) 2865 0990 (marked for the attention of “the Company Secretary”) not later than the respective time and date stated in the paragraph headed “Action to be taken” set out on page 62 of this document, or it may be handed to the chairman of the Court Meeting at the Court Meeting if it is not so lodged. In order to be valid, the pink form of proxy for the Court Meeting and the white form of proxy for the EGM must be lodged no later than the times and dates stated above. Completion and return of a form of proxy for the Court Meeting or the EGM will not preclude a Shareholder from attending the relevant meeting and voting in person. In such event, the returned form of proxy will be deemed to have been revoked.

2.	Voting Instruction Cards should be returned to the Depositary in accordance with the instructions on the Voting Instruction Card as soon as possible and in any event no later than 5:00 p.m. (New York time) on Thursday, 8th December, 2005. If an ADS Holder does not return the Voting Instruction Card by this time, the Shares underlying his or her ADSs will not be voted at the Court Meeting or the EGM.

3.	All references in this document to times and dates are references to Hong Kong times and dates, other than references to (i) the latest time for receipt by the Depositary of completed Voting Instruction Cards from ADS Holders, which is New York time. New York time is 13 hours behind Hong Kong time; and (ii) the expected dates of the Court hearing of the petition to sanction the Scheme and to confirm the capital reduction and the Court hearing of SUNDAY’s summons for directions in respect of the capital reduction, which are the relevant times and dates in the Cayman Islands. Cayman Islands time is 13 hours behind Hong Kong time.

4.	The Scheme shall become effective upon all the conditions set out in the paragraph headed “Conditions of the Proposal” in the Explanatory Statement on pages 47 to 63 of this document having been fulfilled or (to the extent permitted) waived (as the case may be).

5.	ADS Holders who wish to surrender their ADSs, withdraw the underlying Shares and become registered holders of Shares prior to 4:00 p.m. on Monday, 12th December, 2005 should contact the Depositary at (001) (212) 815 2783.

LETTER FROM THE BOARD

SUNDAY Communications Limited (Incorporated in the Cayman Islands with limited liability) (Stock Code: 0866)

Executive Directors:	Registered office:
Alexander Anthony Arena (Chairman) Chan Kee Sun, Tom Chan Wing Wa Chow Ding Man, Gary Hui Hon Hing, Susanna Kwok Yuen Man, Marisa	Century Yard Cricket Square Hutchins Drive P.O. Box 2681 GT George Town Grand Cayman British West Indies

Non-executive Director: Hongqing Zheng	Principal place of business in Hong Kong: 13th Floor Warwick House TaiKoo Place 979 King’s Road Quarry Bay, Hong Kong 22nd November, 2005

Independent Non-executive Directors: John William Crawford Henry Michael Pearson Miles Robert John Richard Owen

To the Shareholders

Dear Sir or Madam,

     PROPOSED PRIVATISATION OF
SUNDAY COMMUNICATIONS LIMITED
BY PCCW MOBILE HOLDING NO. 2 LIMITED
BY WAY OF A SCHEME OF ARRANGEMENT
(UNDER SECTION 86 OF THE COMPANIES LAW OF THE CAYMAN ISLANDS)
AT THE PRICE OF HK$0.65 PER SCHEME SHARE

INTRODUCTION

     On 27th September, 2005, PCCW, PCCW Mobile and SUNDAY jointly announced that PCCW Mobile had requested the Board to put forward a proposal to the Scheme Shareholders regarding a proposed privatisation of SUNDAY by way of the Scheme involving the cancellation of all the Scheme Shares in exchange for HK$0.65 in cash for each Scheme Share, as a result of which it is intended that SUNDAY will become a wholly-owned subsidiary of PCCW Mobile.

LETTER FROM THE BOARD

     PCCW and PCCW Mobile have appointed Citigroup as their financial adviser in connection with the Proposal.

     Alexander Anthony Arena is a director of PCCW and various subsidiaries of the PCCW Group. Chan Kee Sun, Tom, Chan Wing Wa, Chow Ding Man, Gary, Hui Hon Hing, Susanna and Kwok Yuen Man, Marisa are directors or employees of various subsidiaries of the PCCW Group. As such they are not considered sufficiently independent to advise the Independent Shareholders in respect of the Proposal. Hongqing Zheng, a non-executive director of SUNDAY, and John William Crawford, Henry Michael Pearson Miles and Robert John Richard Owen, the three independent non-executive directors of SUNDAY, have been appointed as members of the Independent Board Committee for consideration of and making recommendations to the Independent Shareholders in respect of the Proposal. ING has been appointed as the independent financial adviser to advise the Independent Board Committee in connection with the Proposal.

     The purpose of this document is to provide you with further information regarding the Proposal and to give you notices of the Court Meeting and the EGM. Your attention is also drawn to the letter from the Independent Board Committee set out on pages 16 to 17 of this document, the letter from ING, being the independent financial adviser to the Independent Board Committee, set out on pages 18 to 46 of this document, the Explanatory Statement set out on pages 47 to 63 of this document and the Scheme set out on pages 130 to 134 of this document.

TERMS OF THE SCHEME

     It is proposed that, subject to the fulfilment or waiver (as applicable) of the conditions of the Proposal as described in the Explanatory Statement, the Proposal will be implemented by way of a scheme of arrangement pursuant to which the Scheme Shares will be cancelled and, in consideration thereof, each Scheme Shareholder whose name appears in the registers of members of SUNDAY at 4:00 p.m. on the Record Date will be entitled to receive HK$0.65 in cash for each Scheme Share held.

     The cancellation and extinguishment of the Scheme Shares will result in a reduction of the authorised and issued share capital of SUNDAY. Accordingly, immediately following such cancellation and extinguishment of the Scheme Shares, the authorised share capital of SUNDAY shall be increased to the amount prior to the cancellation of the Scheme Shares and SUNDAY shall apply the reserve created as a result of the aforesaid cancellation of the Scheme Shares to pay up in full and issue to PCCW Mobile such number of new Shares as is equal to the number of Scheme Shares cancelled.

     The Price represents:

  a premium of approximately 3.2% over the closing price of HK$0.63 per Share as quoted on the Stock Exchange as at the Latest Practicable Date;

  a premium of approximately 6.6% over the closing price of HK$0.61 per Share as quoted on the Stock Exchange as at the Last Trading Day;

LETTER FROM THE BOARD

  a premium of approximately 8.3% over the average closing price of about HK$0.60 per Share based on the daily closing prices as quoted on the Stock Exchange over the 5 trading days up to and including the Last Trading Day;

  a premium of approximately 3.2% over the average closing price of about HK$0.63 per Share based on the daily closing prices as quoted on the Stock Exchange over the 30 trading days up to and including the Last Trading Day;

  a premium of approximately 14.0% over the average closing price of about HK$0.57 per Share based on the daily closing prices as quoted on the Stock Exchange over the 120 trading days up to and including the Last Trading Day;

  a premium of approximately 177.2% to the audited consolidated net asset value per Share of about HK$0.2345 (which has been restated in SUNDAY’s interim report for the six months ended 30th June, 2005) as at 31st December, 2004; and

  a premium of approximately 204.0% to the unaudited consolidated net asset value per Share of about HK$0.2138 as at 30th June, 2005.

     As at the Latest Practicable Date, there were 2,990,000,000 Shares in issue and the Scheme Shareholders were interested in 617,327,744 Shares, representing approximately 20.65% of the issued share capital of SUNDAY. At the Price, which was arrived at after taking into account the factors set out in the section headed “Reasons for the Proposal and benefit to Scheme Shareholders” below, the Proposal values the entire issued share capital of SUNDAY at approximately HK$1,943.5 million.

      The amount of cash required in order to effect the Proposal is approximately HK$401.3 million. The consideration payable under the Scheme will be financed out of internal resources of the PCCW Group. Citigroup, the financial adviser to PCCW and PCCW Mobile, is satisfied that sufficient financial resources are available to PCCW Mobile for the implementation of the Proposal.

     Upon the Scheme becoming effective, the Depositary (as the registered holder of the Shares underlying the ADSs) will receive an amount in Hong Kong dollars equal to the amount payable in respect of all Shares held by the Depositary. Upon receipt, the Depositary will convert such funds into US dollars at the then prevailing spot market rate. Upon surrender of their ADSs in accordance with the terms of the Deposit Agreement, ADS Holders will receive their pro-rata portion of the consideration from the Depositary, less a cancellation fee of US$0.04 per ADS and any expenses of the Depositary in connection with the currency conversion. ADS Holders may also incur related taxes and governmental charges.

     When the conditions of the Proposal are fulfilled or, where applicable, waived, the Scheme will become effective and binding on PCCW Mobile, SUNDAY and all the Scheme Shareholders. The conditions of the Proposal are set out in the section headed “Conditions of the Proposal” in the Explanatory Statement appearing on pages 47 to 63 of this document. The Scheme will lapse if it

LETTER FROM THE BOARD

does not become effective on or before 30th April, 2006 or such later date as PCCW Mobile and SUNDAY may agree and the Court may allow, and the Scheme Shareholders will be notified by way of a press announcement accordingly. Further announcement(s) regarding the Proposal will be made as and when necessary.

     Payment of the Price will be effected by cheques and implemented in full in accordance with the terms of the Scheme without regard to any lien, right of set-off, counterclaim or other analogous right which PCCW Mobile may have or claim to have against any holder of the Scheme Shares. Assuming that the Scheme becomes effective on Tuesday, 17th January, 2006, cheques for cash entitlements under the Scheme are expected to be despatched to the Scheme Shareholders on or before Friday, 27th January, 2006.

REASONS FOR THE PROPOSAL AND BENEFIT TO SCHEME SHAREHOLDERS

Reasons for the Proposal

     The board of directors of PCCW is of the view that the ability of SUNDAY to take advantage of its listed status to raise funds from equity markets might be limited and the costs associated with the maintenance of SUNDAY’s listing on the Stock Exchange and registration of the Shares with the SEC may no longer be warranted. During the Pre-Announcement Period, the average daily trading volume was approximately 4.3 million Shares (equivalent to approximately HK$2.0 million based on the average closing price of the Shares over the same period), representing only 0.14% of the total issued Shares of SUNDAY. Adding to the fact that the public float was reduced to 20.65% after PCCW Mobile’s mandatory general offer, liquidity of the Shares is further limited.

     The Proposal represents a good opportunity for the Scheme Shareholders to realize their investments at a price significantly above historical trading levels of the Shares. The Price of HK$0.65 represents an attractive premium to the average closing price in the Pre-Announcement Period. It represents a 22.6% premium to the closing price of HK$0.53 on 10th June, 2005, the last trading day of the Pre-Announcement Period; a 29.6% premium to the average closing price of HK$0.5015 for the last 10 trading days of the Pre-Announcement Period; and a 40.0% premium to the average closing price of HK$0.464 for the last 180 trading days of the Pre-Announcement Period.

     The Proposal would further facilitate business integration between SUNDAY and PCCW and capture cost synergies and greater operational efficiency. In addition, the Proposal would further facilitate the plan of SUNDAY and PCCW to offer “fixed-mobile” convergence services and allow more efficient deployment of capital expenditure on next generation communication networks.

Benefit to Scheme Shareholders

     The Directors concur with PCCW’s view. In view of the low daily trading volume and limited liquidity in the Shares, and the Price per Scheme Share being offered by PCCW Mobile, the Directors also believe that the Proposal provides an opportunity for all Scheme Shareholders to realise their investments in SUNDAY at a premium to the prevailing market price of the Shares. In the circumstances, the Directors have decided to put forward the Proposal to the Scheme Shareholders for their consideration.

LETTER FROM THE BOARD

CONFIRMATION IN RESPECT OF APPROXIMATELY 48.0159% OF THE SCHEME SHARES TO VOTE IN FAVOUR OF THE PROPOSAL

     On 12th October, 2005, Huawei, as the owner of the Huawei Scheme Shares, confirmed in writing to each of PCCW Mobile and SUNDAY that it was Huawei’s present intention as at 12th October, 2005 that the votes in respect of all of the Huawei Scheme Shares, representing approximately 48.0159% of the Scheme Shares, will be cast in favour of the resolutions to approve and implement the Scheme at the meetings of Shareholders to be convened for such purpose.

     As at the Latest Practicable Date, the Huawei Scheme Shares represent approximately 48.0159% in nominal value of the Scheme Shares held by the Scheme Shareholders and approximately 48.0162% in nominal value of the Scheme Shares held by the Independent Shareholders.

     Shareholders and potential investors should be aware that Huawei’s confirmation only relates to its present intention as at 12th October, 2005. Such letter of intent is not binding on Huawei, which may change its intention at any time. As at the Latest Practicable Date, Huawei had not informed any of PCCW, PCCW Mobile or SUNDAY of any change of its intentions in respect of the Huawei Scheme Shares. If PCCW, PCCW Mobile or SUNDAY are informed by Huawei or otherwise become aware of a change of intention by Huawei as regards the Huawei Scheme Shares, a further announcement will be made.

INFORMATION ON THE SUNDAY GROUP, PCCW MOBILE AND THE PCCW GROUP

      Your attention is drawn to the paragraphs headed “Information on the SUNDAY Group” and “Information on PCCW Mobile and the PCCW Group” in the Explanatory Statement set out in this document. Your attention is also drawn to the financial information of the SUNDAY Group set out in Appendix I to this document.

INTENTION OF PCCW MOBILE WITH REGARD TO SUNDAY

     Your attention is drawn to the paragraph headed “Intention of PCCW Mobile with regard to SUNDAY” in the Explanatory Statement.

US AND OTHER OVERSEAS SHAREHOLDERS OF SUNDAY

     Your attention is drawn to the paragraph headed “US and other overseas shareholders of SUNDAY” in the Explanatory Statement.

ADS HOLDERS

     Your attention is drawn to the paragraph headed “Information for ADS Holders” in the Explanatory Statement.

LETTER FROM THE BOARD

SFC RULING

     On 13th June, 2005, PCCW announced that it had entered into two conditional agreements to purchase (or procure the purchase by one of its wholly-owned subsidiaries) an aggregate of 1,790,134,000 Shares, representing approximately 59.87% of the then issued share capital of SUNDAY, for an aggregate consideration of HK$1,163,587,100 in cash, being a price of HK$0.65 per Share.

     Completion of the agreements took place on 22nd June, 2005 and the Shares were acquired by PCCW Mobile, a wholly-owned subsidiary of PCCW. PCCW Mobile was therefore required under Rule 26.1 of the Takeovers Code to make a mandatory unconditional cash offer to acquire all the issued Shares, other than those already owned by it. The offer was made by Citigroup on behalf of PCCW Mobile, together with an unconditional cash offer under Rule 13 of the Takeovers Code to cancel all outstanding share options granted by SUNDAY under its share option scheme. The composite offer and response document was despatched to the Shareholders and option holders of SUNDAY on 8th July, 2005.

     On 9th September, 2005, being the final closing date of the offer, PCCW Mobile owned in aggregate 2,372,672,256 Shares, representing approximately 79.35% of the issued share capital of SUNDAY. In addition, all outstanding share options had either been cancelled or had lapsed under the terms of SUNDAY’s share option scheme.

     PCCW Mobile has sought, and been granted, a ruling under the Takeovers Code from the Executive that PCCW Mobile be permitted to immediately proceed with a scheme of arrangement to privatise SUNDAY at a price per Scheme Share of HK$0.65, as contemplated by the Proposal. Based on representations made to the Executive by PCCW Mobile, the Executive has ruled that PCCW Mobile is permitted by the Takeovers Code to proceed with the proposed privatisation, on the following grounds (amongst others):

(a)	That Rule 31.1 of the Takeovers Code is not applicable to the Proposal, as PCCW Mobile’s previous mandatory general offer was an unconditional offer at the outset.

(b)	Note 3 to Rules 31.1, 31.2 and 31.3 of the Takeovers Code is not applicable since PCCW Mobile’s previous mandatory general offer should not properly be regarded as an “unsuccessful privatisation offer” for the purposes of that Note.

(c)	The Proposal is clearly distinguishable from the circumstances considered in the Takeovers and Mergers Panel’s decision in The Kwong Sang Hong International Limited in 1997, which was related to an application under Rule 31.1(a)(i) of the Takeovers Code. The Proposal is not subject to Rule 31.1 of the Takeovers Code, for the reason referred to in (a) above.

     In making its ruling, the Executive also noted that a smaller size of disinterested shareholding, of only 2.065% of the entire issued share capital of SUNDAY, would be in a position to disapprove the Proposal under condition (a) of the “Conditions of the Proposal” set out in the Explanatory Statement, which reflects the requirements of Rule 2.10 of the Takeovers Code.

LETTER FROM THE BOARD

     Pursuant to Rule 31.3 of the Takeovers Code, the cancellation price for the Scheme Shares may not be higher than that offered under the mandatory unconditional cash offer made by Citigroup on behalf of PCCW Mobile to acquire all the issued Shares, other than those already owned by PCCW Mobile, referred to above. Accordingly, the Proposal is consistent with General Principle 1 of the Takeovers Code, which requires all shareholders to be treated even-handedly and all shareholders of the same class to be treated similarly.

PUBLIC FLOAT — WAIVER IN RESPECT OF SUNDAY SHARES

     SUNDAY was granted a waiver by the Stock Exchange from strict compliance with Rule 8.08(1)(a) of the Listing Rules during the period from 9th September, 2005 to 8th October, 2005 for the purposes of restoring the public float to not less than 25% of the issued share capital of SUNDAY. Upon the expiry of the said waiver, SUNDAY was granted a second waiver by the Stock Exchange from strict compliance with Rule 8.08(1)(a) of the Listing Rules for a further period of one month from 9th October, 2005 to 8th November, 2005. In light of the Proposal and the Scheme, on expiry of the second waiver, SUNDAY applied to the Stock Exchange pursuant to Rule 8.08(1)(c) of the Listing Rules for a further waiver from strict compliance with Rule 8.08(1)(a) of the Listing Rules and was granted a third waiver from 9th November, 2005 up to the date of the withdrawal of the listing of the Shares on the Stock Exchange following the Scheme having become effective. In the event that the proposed privatisation of SUNDAY will not proceed, the waiver will expire on the date which is one month after SUNDAY first becomes aware that the proposed privatisation of SUNDAY will not proceed (whether as a result of a failure to obtain the requisite approval of the Scheme Shareholders at the Court Meeting or otherwise).

COURT MEETING AND EGM

     In accordance with the direction of the Court, the Court Meeting will be convened on Thursday, 15th December, 2005 for the purpose of considering and, if thought fit, passing the appropriate resolution to approve the Scheme (with or without modifications). The Scheme will be subject to the approval by the Scheme Shareholders at the Court Meeting (without counting the votes of those Scheme Shareholders not being Independent Shareholders) in the manner referred to in the paragraph headed “Conditions of the Proposal” in the Explanatory Statement.

     As at the Latest Practicable Date, PCCW Mobile was interested in 2,372,672,256 Shares, representing approximately 79.35% of the issued share capital of SUNDAY. The Shares held by PCCW Mobile will not form part of the Scheme Shares and PCCW Mobile will not vote at the Court Meeting. In addition, a Director who is also an employee of a subsidiary of PCCW and who held, as at the Latest Practicable Date, 4,000 Scheme Shares (representing approximately 0.0001% of the issued share capital of SUNDAY) will not vote at the Court Meeting.

     The EGM will be convened to be held on Thursday, 15th December, 2005 immediately following the Court Meeting for the purpose of considering and, if thought fit, passing a special resolution to approve and give effect to the Scheme, approve the capital reduction resulting from the cancellation of the Scheme Shares, the immediate increase of SUNDAY’s authorised share capital to its former amount and the application of the credit arising in SUNDAY’s books of account as a result of the capital reduction in paying up in full and issuing to PCCW Mobile a number of new Shares equal to

LETTER FROM THE BOARD

the number of Scheme Shares cancelled. The special resolution will be passed provided that it is approved by a majority of not less than three-fourths of the votes cast by the Shareholders present and voting, in person or by proxy, at the EGM. All Shareholders will be entitled to attend and vote on such special resolution at the EGM. PCCW Mobile has indicated that if the Scheme is approved at the Court Meeting, it will vote in favour of the special resolution to be proposed at the EGM.

     Notice of the Court Meeting is set out on pages 135 to 136 of this document. The Court Meeting will be held on Thursday, 15th December, 2005 at the time specified in the notice of the Court Meeting in the Conference Room, 14th Floor, PCCW Tower, TaiKoo Place, 979 King’s Road, Quarry Bay, Hong Kong.

     A copy of the notice of the EGM is set out on pages 137 to 138 of this document. The EGM will be held at 10:30 a.m. or as soon thereafter as the Court Meeting convened for the same day and place shall have been concluded or adjourned on Thursday, 15th December, 2005 in the Conference Room, 14th Floor, PCCW Tower, TaiKoo Place, 979 King’s Road, Quarry Bay, Hong Kong.

ACTION TO BE TAKEN

     Your attention is drawn to the paragraph headed “Action to be taken” in the Explanatory Statement.

RECOMMENDATION

     Your attention is drawn to the recommendation of the Independent Board Committee in respect Sch II (1) of the Proposal and the Scheme as set out in the letter from the Independent Board Committee set out on pages 16 to 17 of this document.

SHARE CERTIFICATES, DEALINGS, LISTING, REGISTRATION AND PAYMENT

     Your attention is drawn to the paragraphs headed “Share certificates, dealings and listing” and “Registration and payment” in the Explanatory Statement.

TAXATION AND INDEPENDENT ADVICE

      Your attention is drawn to the paragraph headed “Taxation” in the Explanatory Statement.

     It is emphasised that none of PCCW, PCCW Mobile, SUNDAY, Citigroup or any of their respective directors or associates or any other person involved in the Scheme accept responsibility for any tax or other effects on, or liabilities of, any person or persons as a result of the implementation or otherwise of the Scheme.

LETTER FROM THE BOARD

FURTHER INFORMATION

     You are urged to read carefully the letters from the Independent Board Committee and from ING, the independent financial adviser to the Independent Board Committee, as set out on pages 16 to 17 and pages 18 to 46 of this document respectively, the Explanatory Statement as set out on pages 47 to 63 of this document, the Appendices to this document, the Scheme as set out on pages 130 to 134 of this document, the notice of the Court Meeting as set out on pages 135 to 136 of this document and the notice of the EGM as set out on pages 137 to 138 of this document.

Yours faithfully,
For and on behalf of the Board
Alexander Anthony Arena
Chairman

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

SUNDAY Communications Limited (Incorporated in the Cayman Islands with limited liability) (Stock Code: 0866)

22nd November, 2005

To the Independent Shareholders

Dear Sir or Madam,

PROPOSED PRIVATISATION OF
SUNDAY COMMUNICATIONS LIMITED
BY PCCW MOBILE HOLDING NO. 2 LIMITED
BY WAY OF A SCHEME OF ARRANGEMENT
(UNDER SECTION 86 OF THE COMPANIES LAW OF THE CAYMAN ISLANDS)
AT THE PRICE OF HK$0.65 PER SCHEME SHARE

      We refer to the document of even date with this letter issued by PCCW Mobile and SUNDAY (the “Document”) of which this letter forms part. Terms defined in the Document shall have the same meanings in this letter unless the context otherwise requires.

     We have been appointed by the Board as the Independent Board Committee to give a recommendation to the Independent Shareholders in respect of the Scheme.

     Having considered the terms of the Scheme and taken into account the opinion of ING, in particular the factors, reasons and recommendations as set out in the letter from ING set out on pages 18 to 46 of the Document, the Independent Board Committee considers that the terms of the Scheme taken as a whole are fair and reasonable so far as the Independent Shareholders are concerned. Accordingly, the Independent Board Committee recommends that the Independent Shareholders vote in favour of the resolution to approve the Scheme at the Court Meeting. The Independent Board Committee also recommends that the Independent Shareholders vote in favour of the special resolution to approve and give effect to the Scheme at the EGM.

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

     The Independent Board Committee draws the attention of the Independent Shareholders to (i) the letter from the Board, (ii) the Explanatory Statement, and (iii) the letter from ING to the Independent Board Committee which sets out the considerations and factors taken into account in arriving at its recommendation to the Independent Board Committee, each contained in the Document.

Yours faithfully,
Independent Board Committee

Hongqing Zheng	John William Crawford
Non-executive Director	Independent Non-executive Director

Henry Michael Pearson Miles	Robert John Richard Owen
Independent Non-executive Director	Independent Non-executive Director

LETTER FROM ING TO THE INDEPENDENT BOARD COMMITTEE

     The following is the text of a letter of advice from ING, the independent financial adviser Sch II (1) appointed to advise the Independent Board Committee, which has been prepared for the purpose of incorporation into this document, setting out its advice to the Independent Board Committee in connection with the Scheme.

39/F One International Finance Center 1 Harbour View Street, Central Hong Kong

22 November, 2005

To the Independent Board Committee of
SUNDAY Communications Limited

Dear Sirs,

     PROPOSED PRIVATISATION OF
SUNDAY COMMUNICATIONS LIMITED
BY
PCCW MOBILE HOLDING NO. 2 LIMITED
BY WAY OF A SCHEME OF ARRANGEMENT
(UNDER SECTION 86 OF THE COMPANIES LAW OF THE CAYMAN ISLANDS)
AT THE PRICE OF HK$0.65 PER SCHEME SHARE

     We refer to our engagement to advise the Independent Board Committee with respect to the proposal for the privatisation of SUNDAY Communications Limited (the “Company” or “SUNDAY”) by PCCW Mobile by way of the Scheme (the “Proposal”), details of which are contained in the document dated 22 November, 2005 to the Shareholders of which this letter forms a part (the “scheme document”). ING has been retained by the Company as the independent financial adviser to advise the Independent Board Committee as to whether or not the terms of the Scheme are fair and reasonable and recommend the Independent Board Committee to advise Independent Shareholders whether or not to vote in favour of the Scheme at the Court Meeting and the EGM.

     ING is independent from, and not connected with, any of the Company, PCCW, PCCW Mobile and any party acting, or presumed to be acting, in concert with the Company, PCCW and PCCW Mobile, and is accordingly considered qualified to give independent advice in respect of the Proposal. Apart from normal professional fees payable to us in connection with this engagement, no arrangements exist whereby we will receive any fees or benefits from the Company, PCCW, PCCW Mobile or any party acting, or presumed to be acting, in concert with the Company, PCCW and PCCW Mobile in connection with this engagement.

LETTER FROM ING TO THE INDEPENDENT BOARD COMMITTEE

     The terms used in this letter shall have the same meanings as defined elsewhere in the scheme document unless the context otherwise requires.

     In accordance with Rule 2.1 of the Takeovers Code, an Independent Board Committee comprising Mr. Hongqing Zheng, a non-executive Director, Mr. John William Crawford, Mr. Henry Michael Pearson Miles and Mr. Robert John Richard Owen, the three independent non-executive Directors, has been set up to consider and make a recommendation to the Independent Shareholders in respect of the Proposal. Mr. Alexander Anthony Arena is a director of PCCW and various subsidiaries of the PCCW Group. Mr. Chan Kee Sun, Tom, Mr. Chan Wing Wa, Mr. Chow Ding Man, Gary, Ms. Hui Hon Hing, Susanna and Ms. Kwok Yuen Man, Marisa are directors or employees of various subsidiaries of the PCCW Group. As such they are not considered sufficiently independent to advise the Independent Shareholders in respect of the Proposal.

     Our recommendation is based solely on publicly available information and other information provided to us by the Company and its management. In formulating our recommendation, we have relied on the Directors to ensure that the information and facts supplied to us by the Company are true, accurate and complete in all material respects. We have also assumed that all information, representations and opinions contained or referred to in the scheme document were true at the time they were made and continued to be true at the date of the scheme document and, accordingly, we have relied on them.

     We have been advised by the Directors that no material facts have been withheld or omitted from the information provided and referred to in the scheme document and we are not aware of any facts or circumstances which would render the information provided and the representations made to us untrue, inaccurate or misleading in any material respects.

     The Directors have jointly and severally accepted full responsibility for the accuracy of the information contained in the scheme document (other than that relating to the PCCW Group, but including that relating to the SUNDAY Group) and, having made all reasonable enquiries, have confirmed that to the best of their knowledge there are no other facts relating to the SUNDAY Group the omission of which would make any statement in the scheme document relating to the SUNDAY Group misleading. The directors of PCCW and PCCW Mobile have all declared in a responsibility statement set out in Appendix II “General Information” of the scheme document that they are jointly and severally responsible for the accuracy of the information contained in the scheme document (other than information relating to the SUNDAY Group and the Directors).

     We have not independently verified such information but have made such enquiries and exercised such judgments as we deemed necessary and we have found no reason to doubt the reliability of the information.

LETTER FROM ING TO THE INDEPENDENT BOARD COMMITTEE

TERMS OF THE PROPOSAL

     For details of the terms of the Proposal and the Scheme, your attention is drawn to the “Letter from the Board” and the “Explanatory Statement” of the scheme document.

The Proposal

     The Scheme will provide that all 617,327,744 Scheme Shares will be cancelled and SUNDAY will become a wholly-owned subsidiary of PCCW Mobile. In consideration for the cancelled Scheme Shares, each Scheme Shareholder will be entitled to receive HK$0.65 in cash from PCCW Mobile for each Scheme Share held. Upon the Scheme becoming effective, the listing of the Shares on the Stock Exchange and the quotation of the ADS on the NASDAQ National Market in the US will be withdrawn.

     The Proposal is subject to a number of conditions, including court sanction of the Scheme and approval by at least three-fourths in nominal value of the votes (taken by poll) cast by the Independent Shareholders present and voting either in person or by proxy at the Court Meeting, and dissenting votes (taken by poll) against the Scheme at the Court Meeting cast, either in person or by proxy, by the Independent Shareholders not exceeding 10% in nominal value of all the Scheme Shares held by Independent Shareholders.

     As at the Latest Practicable Date, the Independent Shareholders held 617,323,744 Scheme Shares, representing 20.65% of the entire issued share capital of SUNDAY, of which 10% is 61,732,374 Scheme Shares or 2.065% of the entire issued share capital of SUNDAY. A Director, who is also an employee of a subsidiary of PCCW, held 4,000 Scheme Shares as at the Latest Practicable Date and accordingly does not qualify as an Independent Shareholder and will not vote at the Court Meeting.

     On 12 October, 2005, Huawei, as owner of 296,416,000 Scheme Shares (representing 48.0162% in nominal value of the Scheme Shares of Independent Shareholders or 9.91% of the entire issued share capital of SUNDAY), confirmed in writing to each of PCCW Mobile and SUNDAY that it was Huawei’s intention that the votes in respect of its Scheme Shares would be cast in favour of the resolutions to approve and implement the Scheme at the meetings of Shareholders to be convened for such purpose as referred to in the Announcement. As mentioned in the “Letter from the Board” of the scheme document, Huawei’s confirmation, however, only relates to its intention as at 12 October, 2005 and the letter of intent is not binding on Huawei, which may change its intention at any time. As at the Latest Practicable Date, Huawei had not informed any of PCCW, PCCW Mobile or SUNDAY of any change to its intention in respect of the Huawei Scheme Shares.

LETTER FROM ING TO THE INDEPENDENT BOARD COMMITTEE

PRINCIPAL FACTORS AND REASONS CONSIDERED

     In formulating our recommendation and giving our advice to the Independent Board Committee, we have considered the following principal factors and reasons:

1. Background and Rationale

     SUNDAY is a public company incorporated in the Cayman Islands. SUNDAY Group is a developer and provider of wireless communications and data services in Hong Kong, and a third generation (“3G”) license holder. It began commercial operations with GSM 1800 wireless services in 1997 and is now rolling out 3G services in Hong Kong. The Company is listed on the Stock Exchange and on the NASDAQ National Market in the US. As at the Latest Practicable Date, SUNDAY had a market capitalisation of approximately HK$1,884 million.

1.1   Mandatory unconditional cash offer and the Proposal

     On 13 June, 2005, PCCW announced that it had entered into two conditional agreements to purchase (or procure the purchase by one of its wholly-owned subsidiaries) an aggregate of 1,790,134,000 Shares, representing 59.87% of the then issued share capital of SUNDAY, for an aggregate consideration of HK$1,163,587,100 in cash, being a price of HK$0.65 per Share.

     Completion of the agreements took place on 22 June, 2005 and the Shares were acquired by PCCW Mobile, a wholly-owned subsidiary of PCCW. PCCW Mobile was therefore required under Rule 26.1 of the Takeovers Code to make a mandatory unconditional cash offer to acquire all the issued Shares, other than those already owned by PCCW Mobile (the “Mandatory Offer”). The Mandatory Offer was made by Citigroup on behalf of PCCW Mobile, together with an unconditional cash offer under Rule 13 of the Takeovers Code to cancel all outstanding share options granted by SUNDAY under its share option scheme. The offer price for each Share and share option was HK$0.65 and HK$0.001, respectively, payable in cash. The composite offer and response document was dispatched to the Shareholders and the option holders of SUNDAY on 8 July, 2005.

     On 9 September, 2005, being the final closing date of the Mandatory Offer, PCCW Mobile owned in aggregate 2,372,672,256 Shares, representing approximately 79.35% of the issued share capital of SUNDAY. In addition, all outstanding share options had either been cancelled or had lapsed under the terms of SUNDAY’s share option scheme.

     PCCW Mobile has sought, and been granted, a ruling under the Takeovers Code from the Executive that PCCW Mobile be permitted to immediately proceed with a scheme of arrangement to privatise SUNDAY at a price of HK$0.65 per Scheme Share. On 27 September, 2005, Citigroup, on behalf of PCCW Mobile, requested the Board to put forward the Proposal to the Scheme Shareholders, who were interested in 617,327,744 Shares, representing approximately 20.65% of the issued share capital of SUNDAY as at the Latest Practicable Date.

LETTER FROM ING TO THE INDEPENDENT BOARD COMMITTEE

     We note that the cancellation price of HK$0.65 per Scheme Share under the Proposal is the same as the price in the Mandatory Offer. This is in line with Rule 31.3 of the Takeovers Code, which states that “Except with the consent of the Executive, if a person, together with any person acting in concert with him, holds more than 50% of the voting rights of a company, neither that person nor any person acting in concert with him may, within 6 months after the end of the offer period of any previous offer made by him to the shareholders of that company which became or was declared unconditional, make a second offer to, or acquire any shares from, any shareholder in that company at a higher price than that made available under the previous offer.” This is also consistent with General Principle 1 of the Takeovers Code, which require all shareholders to be treated even-handedly and all shareholders of the same class to be treated similarly.

1.2   Reasons for the Proposal and benefit to the Scheme Shareholders

     We note that the Proposal is made less than one month after the completion of the Mandatory Offer. As set out in the “Letter from the Board” of the scheme document, the board of directors of PCCW and the Board have identified the following reasons for the Proposal:

  The ability of SUNDAY to take advantage of its listed status to raise funds from equity markets might be limited and the costs associated with the maintenance of SUNDAY’s listing on the Stock Exchange and registration of the Shares with the SEC may no longer be warranted;

  In view of the low daily trading volume and limited liquidity in the Shares, the Proposal represents a good opportunity for the Scheme Shareholders to realize their investments at a price significantly above historical trading levels of the Shares and at a premium to the prevailing market price of the Shares; and

  The proposed privatisation would further facilitate business integration between SUNDAY and PCCW and capture cost synergies and greater operational efficiency, as well as to facilitate the plan of SUNDAY and PCCW to offer “fixed-mobile” convergence services and allow more efficient deployment of capital expenditure on next generation communication networks.

     In the circumstances, the Directors have decided to put forward the Proposal to the Scheme Shareholders for their consideration.

LETTER FROM ING TO THE INDEPENDENT BOARD COMMITTEE

2. Financial Performance of SUNDAY Group

     As set out in the section headed “Intention of PCCW Mobile with regard to SUNDAY” in the “Explanatory Statement” of the scheme document, PCCW intends to maintain the existing business of the SUNDAY Group. In order to formulate an opinion, we have therefore, inter alia, evaluated the terms of the Proposal based on the historical financial performance of the SUNDAY Group.

     Set out in Appendix I of the scheme document are (i) a summary of the audited consolidated results of the SUNDAY Group for each of the three financial years ended 31 December, 2002, 2003 and 2004, (ii) the audited consolidated results of the SUNDAY Group for each of the two years ended 31 December, 2003 and 2004, together with the notes thereto, and (iii) the unaudited consolidated interim results of the SUNDAY Group for each of the six months ended 30 June, 2004 and 2005.

     SUNDAY’s core activity is the provision of mobile telephone services in Hong Kong, which generated approximately 89% of its turnover for the year ended 31 December, 2004. For the six months ended 30 June, 2005, SUNDAY generated approximately 87.5% of its turnover from the provision of mobile telephone services in Hong Kong, with the balance being generated from the sale of mobile phones and accessories. As at 30 June, 2005, SUNDAY had approximately 702,000 subscribers or 8.4% subscriber market share in Hong Kong.

Chart (a): SUNDAY’s mobile subscriber numbers and subscriber market share (%)

LETTER FROM ING TO THE INDEPENDENT BOARD COMMITTEE

     For the three financial years ended 31 December, 2004, the Company’s mobile subscriber base grew at a compound average growth rate of 7.5% per annum, or from approximately 551,000 subscribers as at 31 December, 2001 to approximately 603,000, 660,000 and 684,000 subscribers as at 31 December, 2002, 2003 and 2004, respectively. The annual subscriber growth rate for the years ended 31 December, 2002, 2003 and 2004 was 9.4%, 9.5% and 3.6%, respectively. As at 30 June, 2005, the SUNDAY Group had 702,000 subscribers, an increase of 43,000 and a growth rate of 6.5% compared to 30 June, 2004.

     According to the Office of the Telecommunications Authority of Hong Kong, as at July 2005, the number of mobile subscribers as a percentage of the total population in Hong Kong (“cellular penetration rate”) was 121.4%. In view of the foregoing, we believe potential future market subscriber growth in Hong Kong could be limited.

     The subscriber market share (calculated by dividing the number of the SUNDAY Group’s subscribers by the total number of mobile subscribers in Hong Kong for the relevant periods) for the SUNDAY Group for the years ended 31 December, 2002, 2003 and 2004 declined from 9.7% to 9.2% and 8.4%, respectively. As at 30 June, 2005, SUNDAY’s market share was 8.4%. In view of the highly competitive market environment of Hong Kong, characterised by a relatively high number of operators compared to other markets and high cellular penetration rate, it is uncertain whether the SUNDAY Group will be able to maintain or increase its market share.

LETTER FROM ING TO THE INDEPENDENT BOARD COMMITTEE

     Table (1) below sets out the SUNDAY Group’s summary profit and loss accounts, subscriber number and average revenue per user (“ARPU”) for the three years ended 31 December, 2004 and the six months ended 30 June, 2004 and 2005:

Table (1): Summary Profit & Loss Accounts

	Year ended 31 December			Six months ended 30 June
	- Audited			- Unaudited
	2002	2003	2004	2004	2005
	HK$m	HK$m	HK$m	HK$m	HK$m
				(restated)

Mobile services revenues	1,218	1,150	1,032	521	491
Sales of mobile phones & accessories	115	109	127	54	70
Others	9	1	—	0	0

Total turnover	1,342	1,260	1,159	575	561

Cost of sales and services	(334)	(330)	(357)	(164)	(187)

Gross profit	1,008	930	802	411	374
Gross profit margin	75%	74%	69%	71%	67%

Other revenues	2	4	3	2	2
Operating expenses	(796)	(619)	(544)	(264)	(315)

EBITDA	214	315	261	148	61
EBITDA margin	16%	25%	23%	26%	11%

Depreciation	(256)	(233)	(229)	(117)	(111)
Finance costs, net of interest income	(56)	(50)	(26)	(15)	(13)
Share of losses of joint venture	(19)	(5)	0	0	0

Profit/(Loss) for the year/period	(117)	27	6	17	(62)

Net profit/loss margin (-)	-8.7%	2.2%	0.5%	3.0%	-11.0%

Subscribers (’000)	603	660	684	659	702
% increase	9.4%	9.5%	3.6%	1.4%	6.5%

Post-paid ARPU (HK$ per month)	209	201	180	na	na
% decrease	-4.6%	-3.8%	-10.4%

Source: Annual reports and interim financial statements of SUNDAY for the relevant periods

Notes: “na” denotes not available and “HK$m” denotes HK$ million

LETTER FROM ING TO THE INDEPENDENT BOARD COMMITTEE

     Despite its subscriber growth, the turnover of the SUNDAY Group decreased from HK$1,342 million for the year ended 31 December, 2002 to HK$1,260 million and HK$1,159 million for the years ended 31 December, 2003 and 2004, respectively, representing year-on-year decreases of 6.2% and 8.0% . The turnover of the SUNDAY Group for the six months ended 30 June, 2005 declined by 2.4% compared to the same period in 2004.

     These decreases resulted primarily from reductions in service revenues, the largest revenue contributor of the SUNDAY Group, which decreased from HK$1,218 million for the year ended 31 December, 2002 to HK$1,150 million and HK$1,032 million for the years ended 31 December, 2003 and 2004, respectively, representing year-on-year decreases of 5.6% and 10.3% . For the six months ended 30 June, 2005, service revenues declined by 5.8%, compared to the same period in 2004.

LETTER FROM ING TO THE INDEPENDENT BOARD COMMITTEE

     Table (2) below sets out the breakdown by business lines of the revenue, earnings before interest, tax, depreciation and amortisation (“EBITDA”) and net profit/(loss) of the SUNDAY Group for the three years ended 31 December, 2004 and the six months ended 30 June, 2004 and 2005:

Table (2): Breakdown of Revenues, EBITDA and Net Profits

	Year ended 31 December			Six months ended 30 June
	2002	2003	2004	2004	2005
	HK$m	HK$m	HK$m	HK$m	HK$m
				(restated)
Revenue

2G revenue	1,342	1,260	1,159	575	na
% decrease (-)	-5.6%	-6.1%	-8.0%	-11.3%

3G revenue	—	—	—	—	na

Total revenue	1,342	1,260	1,159	575	561

% decrease	-5.6%	-6.1%	-8.0%	-11.3%	-2.4%

EBITDA
2G EBITDA	214	315	302	161	144
% increase/decrease (-)	110%	47.2%	-4.1%	0.7%	-10.6%

3G EBITDA	—	—	(41)	(13)	(83)
% increase	nm	nm	nm	na	538.5%

Total EBITDA	214	315	261	148	61

% increase/decrease (-)	110%	47.2%	-17.1%	-7.5%	-58.8%

Net profit/(loss)
2G net profit/(loss)	(117)	27	49	30	23
% increase/decrease (-)	nm	nm	81.5%	126.1%	-23.3%

3G net profit/(loss)	—	—	(43)	(13)	(85)
% increase	nm	nm	nm	na	553.8%

Total net profit/(loss)	(117)	27	6	17	(62)

% increase/ decrease (-)	nm	nm	-77.8%	28.8%	nm

Source: Annual and interim reports of SUNDAY

Notes: “na” denotes not available, “nm” denotes not meaningful and “HK$m” denotes HK$ million

LETTER FROM ING TO THE INDEPENDENT BOARD COMMITTEE

     The SUNDAY Group’s total EBITDA for the year ended 31 December, 2004 was HK$261 million, representing a decrease of 17.1% as compared with the previous year. Excluding 3G related losses, the SUNDAY Group’s EBITDA for that year was HK$302 million, representing a decrease of 4.1% as compared with the previous year. For the six months ended 30 June, 2005, total EBITDA declined by 58.8% to HK$61 million. Excluding 3G losses, EBITDA decreased by 10.6% to HK$144 million for the six months ended 30 June, 2005.

     We note that SUNDAY, after having achieved marginal (albeit declining) profitability for the two years ended 31 December, 2004, and the six months ended 30 June, 2004, incurred a net loss of HK$62 million for the six months ended 30 June, 2005. Such trend was primarily attributable to lower ARPU resulting from aggressive pricing strategies adopted by competitors, which was partially offset by higher usage, and expenses incurred in connection with the roll-out of the 3G network.

     Post-paid ARPU (ARPU earned from each contract-based subscriber) for the SUNDAY Group decreased from HK$209 for the year ended 31 December, 2002 to HK$201 and HK$180 for the years ended 31 December, 2003 and 2004, respectively, representing year-on-year decreases of 3.8% and 10.4% . As stated in SUNDAY’s interim results for the six months ended 30 June, 2005, ARPU for the SUNDAY Group decreased by more than 13% for the six months ended 30 June, 2005, compared to the same period during the previous year.

     Although the migration towards 3G services could lead to greater use of higher value-added services (such as data usage), and support ARPU levels, there can be no assurance that ARPUs will improve in the future as prices for mobile services tend to fluctuate significantly in the past and future price competition could have adverse effects on the future financial performance of the SUNDAY Group.

     As mentioned above, the decline in profitability for the year ended 31 December, 2004 and the six months ended 30 June, 2005 was also due to the roll-out of SUNDAY’s 3G services officially launched on 2 December, 2004, the costs of which amounted to approximately HK$43 million and HK$85 million over the respective periods.

     We note in the Chairman’s statement in the 2004 Annual Report of the SUNDAY Group it was reported that “the market will remain competitive in 2005 and the SUNDAY Group will also face further 3G roll-out costs, which will affect profitability in the short term.”

LETTER FROM ING TO THE INDEPENDENT BOARD COMMITTEE

     With regard to the financial or trading position of the SUNDAY Group since 30 June, 2005, the date to which the latest unaudited interim accounts of the Company were made up, we note that in the section headed “Material Changes since 31st December, 2004” in Appendix I to the scheme document, it is mentioned that on 29 July, 2005, the SUNDAY Group fully repaid all the outstanding principal amounts, interest accrued, commitment fees and early repayment charges outstanding under the facility agreement with Huawei (the “Huawei Facility Agreement”), which was entered into on 13 May, 2004 and subsequently amended and restated by the amendment and restatement agreement dated 15 November, 2004, for the provision of an equipment supply facility, a general facility and a 3G performance bond facility. The full repayment of approximately HK$873.8 million by the SUNDAY Group was financed by way of inter-company loan facilities of HK$900 million from PCCW-HKT Limited, a wholly-owned subsidiary of PCCW. The performance bonds obtained under the Huawei Facility Agreement was fully replaced by a performance bond facility arranged by PCCW with a bank on 21 July 2005. On 22 October 2005, performance bonds of approximately HK$301.2 million (out of the maximum amount of approximately HK$604.4 million) were issued out of the facility arranged by PCCW.

     It is also stated that on 9 September, 2005, PCCW Services Limited, an indirect wholly-owned subsidiary of PCCW, entered into a facility agreement with Mandarin (a wholly-owned subsidiary of SUNDAY), on normal commercial terms in respect of facilities in the aggregate amount of HK$673,500,000. The facilities are to be used in stated amounts for specified purposes in connection with the 3G network expansion and 2G network upgrade of the SUNDAY Group.

     On 3 October, 2005, PCCW-HKT Limited, an indirect wholly-owned subsidiary of PCCW, entered into a facility agreement with Mandarin, on normal commercial terms, in respect of a facility in the principal amount of HK$100,000,000 to be applied towards the 3G network expansion of the SUNDAY Group.

     Save as disclosed in the section headed “Material Changes since 31st December, 2004” in Appendix I of the scheme document, the Directors have stated that they are not aware of any material changes in the financial or trading position or outlook of the SUNDAY Group since 31 December, 2004, the date to which the latest audited consolidated financial statements of the SUNDAY Group were made up.

     Based on the information supplied to us by the SUNDAY Group, we have no reason to believe that this statement is incorrect and, therefore, we believe it is appropriate for us to rely on this statement in formulating our opinion.

LETTER FROM ING TO THE INDEPENDENT BOARD COMMITTEE

3.   Market Trading Performance of the Shares

3.1.  Market price of the Shares

     Set out below is a chart of historical daily closing market prices and trading volumes of the Shares for the period starting from 11 June, 2004, which is the 12-month prior to the announcement on 13 June, 2005 of a possible Mandatory Offer, to the Latest Practicable Date.

Chart (b): Share Price Performance from 11 June, 2004 to the Latest Practicable Date

Notes:

(1)	Daily volume is calculated as the aggregate of the volume transacted for the Shares on that day.

(2)	Daily Share price is, on market days when the Shares are traded, the last transacted price of the Shares on that day and, on market days when the Shares are not traded, the closing Share price from the last traded day.

(3)	Date of the announcement of the possible Mandatory Offer.

(4)	Date of the Announcement.

LETTER FROM ING TO THE INDEPENDENT BOARD COMMITTEE

     We observe from chart (b) that the Shares traded at a discount to the Price during the Pre-Announcement Period from 11 June, 2004 to 13 June, 2005 when a possible Mandatory Offer was announced. Since that announcement, we observe that the Shares were traded at or slightly below the Price. At no time during the 12-month period prior to the announcement of the possible Mandatory Offer has the Share price traded above the Price.

     We set out below the following trading price statistics for the period from 27 September, 2004 to 26 September, 2005, and for the period from 28 September, 2005 to the Latest Practicable Date:

Table (3): Trading price statistics from 27 September, 2004 to 26 September, 2005

Closing Market Prices	Price	Premium of the Price to market price
	(HK$)

Last transacted price prior to the date of the Announcement
on 27 September, 2005	0.610	6.6%
Highest price in the 12 month prior to the Announcement	0.650	0.0%
Lowest price in the 12 month prior to the Announcement
(12 January, 2005)	0.400	62.5%
30-day average price for the period prior to the date of the
Announcement	0.628	3.4%
60-day average price for the period prior to the date of the
Announcement	0.635	2.4%
90-day average price for the period prior to the date of the
Announcement	0.613	6.1%
180-day average price for the period prior to the date of
the Announcement	0.546	19.2%

Source:	Datastream

Note:	Based on the daily average of the last transacted prices of the Shares during the last 30, 60, 90 and 180 days prior to and including 26 September, 2005. Trading was suspended on 27 September, 2005.

LETTER FROM ING TO THE INDEPENDENT BOARD COMMITTEE

     Based on the trading statistics during the one-year period prior to the Announcement, as shown in table (3), we note that the Price represents a premium of between 2.4% and 19.2% to the average prices for the 30, 60, 90 and 180 trading day periods immediately prior to the date of the Announcement.

Table (4): Trading price statistics from 28 September, 2005 to the Latest Practicable Date

Closing Market Prices	Price	Premium of the Price to market price
	(HK$)

Last transacted price on 28 September, 2005, being the first
trading day after the date of the Announcement	0.630	3.2%
Last transacted price as of the Latest Practicable Date	0.630	3.2%
Highest price since the Announcement date	0.650	0.0%
Lowest price since the Announcement date	0.630	3.2%

Source: Datastream

     Based on the trading statistics during the period after the Announcement up to the Latest Practicable Date, as shown in table (4), we note that at no instance did the Share price trade above the Price. We could therefore infer that the market did not anticipate a higher offer price may be forthcoming from either PCCW or a third party.

     Shareholders should note that the past trading performance of the Shares should not in anyway be relied upon as an indication of its future trading performance. If the Scheme is not successful for whatever reason, the Shares may revert to their historical trading range before the PCCW announcement made on 13 June, 2005, and which may be below the Price.

LETTER FROM ING TO THE INDEPENDENT BOARD COMMITTEE

3.2. Trading liquidity of the Shares

     We set forth below the following trading volume statistics for the Shares over the 180-day period prior to the date of the Announcement.

Table (5): Trading Volumes

Average Daily Trading Volumes	Number of Shares	As a percentage of issued share capital oF SUNDAY(1)
	(’000)

30-day average trading volume prior to the date of the
Announcement (2)	685	0.02%
60-day average trading volume prior to the date of the
Announcement (2)	1,736	0.06%
90-day average trading volume prior to the date of the
Announcement (2)	5,884	0.20%
180-day average trading volume prior to the date of the
Announcement (2)	6,039	0.20%
From the date of the Announcement to the Latest
Practicable Date	2,224	0.07%
From 12 September, 2005 (the trading day immediately
after the close of the Mandatory Offer) to 26 September
2005 (the day before the Announcement)	357	0.01%

Source: Datastream

Notes:

(1)	Based on issued share capital of 2,990,000,000 Shares as at the Latest Practicable Date.

(2)	On market days where the Shares are not traded, the volume is assumed to be zero.

     We note that the trading volume of the Shares during the period before the Announcement (including the Mandatory Offer period) was relatively low, with average trading volumes of 0.20% of the issued Share capital over the 180-day period prior to the date of the Announcement.

     In reviewing the trading price and volume history over the past 12 months, we note that this includes the previous Mandatory Offer period. We believe it is relevant also to focus on the trading levels experienced during the period from 12 September, 2005 (the trading day immediately after the close of the Mandatory Offer) up to the Latest Practicable Date. It is this period which might provide a good indication of the future trading for the Shares should the Scheme be unsuccessful.

LETTER FROM ING TO THE INDEPENDENT BOARD COMMITTEE

     We set forth below a chart setting out the historical daily closing market prices and trading volumes of the Shares from 12 September, 2005 (the trading day immediately after the close of the Mandatory Offer) to the Latest Practicable Date:

Chart (c): Share Price and Trading Performance from 12 September 2005 to the Latest Practicable Date

      Note:

      (1) Date of the Announcement

     If we focus on the period between 12 September, 2005 (the trading day immediately after the close of the Mandatory Offer) and 26 September 2005, the Share price gradually decreased to a low of HK$0.60 in very thin daily trading volumes, averaging only 0.01% of the issued capital. The average trading volume during the period after the Announcement up to the Latest Practicable Date was approximately 0.07% of the issued share capital of SUNDAY. It can be seen from the chart that after initial increase in trading activity for approximately three weeks following the Announcement, the trading volume declined to a minimal level.

     We are of the view that, in case the Scheme is not approved or lapses, trading volumes are likely to decline again to the levels experienced during the period between the closing of the Mandatory Offer and the Announcement and Independent Shareholders might therefore not be able to sell a significant number of their Shares in the market without depressing the market prices of the Shares. The Scheme, as such, represents an alternative avenue to the open market for Shareholders seeking to realise their investments.

LETTER FROM ING TO THE INDEPENDENT BOARD COMMITTEE

3.3. Comparison to the Hang Seng Index and SmarTone

     We set out below the relative share price performance of SUNDAY against the benchmark Hang Seng Index (the “HSI”) and SmarTone Telecommunications Holding Limited (“SmarTone”) during the 12-month period prior to the Announcement. We have compared the HSI and SmarTone share performance with that of the Share price, as HSI is the main indicator of the share performance for listed stocks in Hong Kong, reflecting general trends of the market and as SmarTone is the closest comparable to SUNDAY as a listed pure Hong Kong cellular operator with a 3G license.

Chart (d): Relative Share Price Performance of SUNDAY against Hang Seng Index and SmarTone from
                 27 September, 2004 to 26 September, 2005 - Rebased

Source: Datastream

     As illustrated in the graph above, SUNDAY’s Share price had been relatively volatile up to the announcement of the possible Mandatory Offer on 13 June, 2005. Overall, the Share price has underperformed the HSI during the Pre-Announcement Period and has since remained at or close to the Price. We believe that main factors such as the continued competitive situation in the Hong Kong mobile market (with operators offering large handset subsidies and discounted tariffs to attract new customers, leading to continuing pressure on revenues and profits) and general investor concerns with the risks and relative costs associated with SUNDAY’s launch of 3G services contributed to the relative underperformance of the Share price during the Pre-Announcement Period. These general concerns, we believe to a certain extent, also affected SmarTone and its share price performance compared to the HSI. However, we note that during this period SmarTone distributed HK$0.52 of dividends per share, whereas SUNDAY has not declared or distributed any dividends to its Shareholders. On 5 September, 2005, SmarTone announced a 27% decline in full-year profit due to the roll-out of its 3G services.

LETTER FROM ING TO THE INDEPENDENT BOARD COMMITTEE

4. Comparable Company Analysis

     For the purpose of assessing the Price, we have reviewed the valuation multiples of SUNDAY implied by the Price and compared them with comparable companies (the “Comparables”), whose services largely consist of mobile communication services in developed Asian markets, which we consider to be broadly comparable to the SUNDAY Group. The Comparables have been selected after taking into consideration, inter alia, their scope of business and their operating environment, relative to the SUNDAY Group.

     While comparable company analysis can reflect current market sentiments towards the sector and provide guidance on valuation, we note that the analysis does not take into account differences in accounting policies and standards as well as differences in local regulations, operating environments and/or tax treatments, nor does it take into account possible unique characteristic(s) of the different companies. No adjustments have been made to account for these differences.

     In our assessment of the Price, we have considered the following commonly used valuation multiples:

  Price earnings ratio (“PER”)

  Enterprise value to EBITDA (“EV/EBITDA” or “EBITDA Multiple”)

  Price to book multiple

     Although these multiples may not necessarily fully reflect the fundamental value of wireless operators, they often provide a useful insight into their relative valuations.

LETTER FROM ING TO THE INDEPENDENT BOARD COMMITTEE

     All multiples have been computed on a historical basis, using financial data obtained from their respective latest publicly available annual reports and interim financial statements. Valuation multiples for SUNDAY are based on the Price of HK$0.65. The historical multiples for the Comparables are based on their respective closing prices as at the Latest Practicable Date.

Table (6): Comparable Multiples
Comparables	Country	PER(1)		EV/ EBITDAs(2)	Price to book multiple(3)	Net debt/(cash) as % of book value
New World Mobile	Hong Kong	2.08		5.70	nm	(214%)
SmarTone	Hong Kong	14.66		5.04	1.41	(22%)
China Resources Peoples(4)	Hong Kong	13.56		6.31	3.19	0%
Far EasTone	Taiwan	10.03		4.93	2.28	9%
Taiwan Mobile	Taiwan	8.33		5.38	1.82	5%
KTF	Korea	7.90		3.44	1.18	73%
SK Telecom	Korea	8.81		4.33	2.15	38%
MobileOne	Singapore	13.95		7.39	4.74	58%
StarHub	Singapore	51.23		10.26	4.19	10%
Simple Average		14.50		5.87	2.62	(5%)
Simple Average (ex-high and low outliers)		11.03		5.58	2.51	14%

SUNDAY	Hong Kong	nm	(5)	15.47	3.04	116%

Notes:

(1)	PERs are calculated based on the respective share prices as at the Latest Practicable Date in the case of the Comparables, and the Price in the case of SUNDAY, divided by the respective earnings per share for the 12-month period ended 30 June, 2005. Except for SmarTone and New World Mobile, which have a financial year ended 30 June, 2005, the other Comparables have financial years ended 31 December, 2004.

(2)	EBITDA Multiples are calculated based on the market capitalisation (using the respective share prices as at the Latest Practicable Date in the case of the Comparables, and the Price in the case of SUNDAY) plus net debt or less net cash, divided by the respective EBITDA for the 12-month period ended 30 June, 2005. Except for SmarTone and New World Mobile, which have a financial year ended 30 June, 2005, the other Comparables have financial years ended 31 December, 2004.

(3)	Price to book multiples are calculated based on the respective share prices as at the Latest Practicable Date in the case of the Comparables, and the Price in the case of SUNDAY, divided by the respective book value per share as at 30 June, 2005. Except for SmarTone and New World Mobile, which have a financial year ended 30 June, 2005, the other Comparables have financial years ended 31 December, 2004.

(4)	On 20 October, 2005, China Resources Peoples Telephone Company Limited announced that it is subject to a voluntary conditional cash offer by a wholly-owned subsidiary of China Mobile (Hong Kong) Limited. Please see section 4.4 below for more details.

(5)	“nm” denotes not meaningful as SUNDAY incurred losses for the year ended 31 December, 2004.

LETTER FROM ING TO THE INDEPENDENT BOARD COMMITTEE

     The underlying data for deriving the valuation parameters in table (6) is set out in the following table (7). Certain amounts have been rounded for convenience and certain multiples derived in table (6) therefore may not sum up to equal quotients or products:

Table (7)

Comparables	Share Price(1)	Market Capitalisation	Net Debt/ (cash)(3)	EV	EBITDA(4)	EPS(5)	Book Value Per Share(6)
	(LC)(2)	(LC m)	(LC m)	(LC m)	(LC m)	(LC)	(LC)

New World Mobile	2.45	194	2,101	2,295	403	1.18	(12.42)
SmarTone	8.50	4,954	(765)	4,189	831	0.58	6.01
China Resources
Peoples	4.48	3,328	(2)	3,326	527	0.33	1.40
Far EasTone	39.00	151,034	5,828	156,862	31,829	3.89	17.12
Taiwan Mobile	28.75	142,129	3,566	145,696	27,058	3.45	15.79
KTF	21,800	4,012,668	2,462,086	6,474,754	1,881,469	2,761	18,405
SK Telecom	189,000	15,550,353	2,735,596	18,285,949	4,221,581	21,452	88,107
MobileOne	2.05	2,015	247	2,263	306	0.15	0.43
StarHub	1.87	3,980	97	4,077	397	0.04	0.45
SUNDAY	0.65	1,944	741	2,684	174	(0.006)	0.21

Sources: Annual reports, interim financial statements and Datastream

Notes:

(1)	All share prices as at the Latest Practicable Date except in the case of SUNDAY, for which the Price was used.

(2)	“LC” denotes local currency.

(3)	Net debt/(cash) as at 30 June, 2005.

(4)	EBITDA for the Comparables are based on the respective unaudited results for the 12-month period ended 30 June, 2005, except for SmarTone and New World Mobile, which are based on the audited financial statements for the financial year ended 30 June, 2005.

(5)	“EPS” denotes earnings per share. EPS for the Comparables are based on the respective unaudited results for the 12-month period ended 30 June, 2005, except for SmarTone and New World Mobile, which are based on the audited financial statements for the financial year ended 30 June, 2005.

(6)	Book values per share for the Comparables are based on the respective unaudited balance sheet as at 30 June, 2005, except for SmarTone and New World Mobile, which are based on the audited balance sheet as at 30 June, 2005.

LETTER FROM ING TO THE INDEPENDENT BOARD COMMITTEE

4.1. PER

     PER is one of the most commonly used benchmarks for valuing companies. The PER for the Comparables is calculated by dividing the respective share price as at the Latest Practicable Date by the respective earnings per share for the 12-month period ended 30 June, 2005, and for SUNDAY by dividing the Price by the respective earnings per Share for the 12-month period ended 30 June, 2005.

     As shown in table (6), SUNDAY’s PER is not meaningful as it incurred a net loss during the 12-month period ended 30 June, 2005, while all the Comparables generated positive net earnings over the same period. The simple average PER of the Comparables is 14.5 times, or 11.0 times when excluding the highest and lowest PERs.

4.2. EBITDA Multiple

     The EBITDA Multiple, calculated as market capitalisation plus net debt or less net cash divided by EBITDA for the year is a common benchmark used for the valuation of telecommunication companies as it helps to eliminate the differences in capital structures and depreciation policies between the different selected comparable companies. In table (6), the EV/EBITDA for the Comparables is calculated by dividing the respective enterprise value as at the Latest Practicable Date by the respective EBITDA for the 12-month period ended 30 June, 2005.

     We note that SUNDAY’s EBITDA Multiple based on the Price is 15.47 times, which represents a premium of 163.7% over the simple average EBITDA Multiple of the Comparables of 5.87 times, and a premium of 177.1% over the simple average EBITDA Multiple of the Comparables excluding the highest and lowest EBITDA Multiples of 5.58 times.

4.3. Price to book multiple

     We note from table (6) that the price to book multiple of SUNDAY based on the Price is 3.04 times, which represents a premium of 16.0% over the simple average price to book multiple of the Comparables of 2.62 times, and a premium of 21.3% over the simple average price to book multiple of the Comparables excluding the highest and the lowest price to book multiples of 2.51 times.

4.4. China Resources Peoples Telephone Company Limited

     On 20 October, 2005, China Mobile (Hong Kong) Limited (“China Mobile”) and China Resources Peoples Telephone Company Limited (“China Resources Peoples”) jointly announced that Fit Best Limited, a wholly-owned subsidiary of China Mobile, would make, through its financial advisors, voluntary conditional cash offers to acquire all the issued shares, and to cancel all outstanding options, of China Resources Peoples, other than those already owned by Fit Best Limited, China Mobile or other parties acting in concert with them. The offer in respect of the issued shares of China Resources Peoples (“Peoples Share Offer”) will be made on the basis of HK$4.55 in cash for each share, valuing the entire share capital in China Resources Peoples at HK$3,383.6 million.

LETTER FROM ING TO THE INDEPENDENT BOARD COMMITTEE

     The announcement further stated that Fit Best Limited had received irrevocable undertakings to accept the Peoples Share Offer from China Resources (Holdings) Company Limited (“CRH”) and Mr. Michael Leung and his associates (“Michael Leung”), together holding 66.24% of the issued shares in China Resources Peoples. Michael Leung has further irrevocably undertaken to accept the offer for his one option in China Resources Peoples relating to 4,500,000 shares of China Resources Peoples.

     Although China Resources Peoples does not have a 3G licence and, therefore, the Peoples Share Offer may not be directly comparable to the Scheme, as a provider of mobile services active in the same market as SUNDAY, we believe the Peoples Share Offer provides relevant benchmarks for the purpose of evaluating the terms of the Scheme.

     We believe that the EBITDA Multiple is more relevant (relative to the PER and price to book multiple) for comparative valuation of telecommunication companies as it eliminates the differences in capital structures and depreciation policies amongst the different comparable companies. We have accordingly used the EBITDA Multiple to compare the Peoples Share Offer with that of the Scheme.

     The offer price of HK$4.55 per share of China Resources Peoples represents a multiple of 6.34 times its EBITDA for the 12-month period ended 30 June, 2005, compared to the EBITDA Multiple for SUNDAY based on the Price of 15.47 times. The higher EBITDA Multiple for SUNDAY is, in our view, in part due to its relatively low EBITDA resulting from the 3G roll-out expenses incurred during the 12-month period ended 30 June, 2005. In addition, we believe that SUNDAY should command a certain premium over China Resources Peoples since it has a 3G licence and an operating network to provide 3G services to its customers. The Price represents a multiple of 9.42 times the EBITDA of SUNDAY excluding the 3G losses for the 12-month period ended 30 June, 2005 of HK$111 million (as can be derived from table (2) above), representing a premium of 48.6% over the EBITDA Multiple implied in Peoples Share Offer.

5. Comparison to Past Transactions

     We have reviewed acquisitions of telecommunications companies in Asia over the past two years (“Past Transactions”). We have selected the transactions listed below as they represent the acquisition of significant equity stakes in which cash consideration was offered, similar to the Proposal. We have set out in table (8) a comparison of the premiums represented by the cash consideration offered for these Past Transactions to that of the Proposal.

     We acknowledge that there were other acquisitions of telecommunications companies in the region, however, they were not selected for the purpose of comparison with the Proposal primarily because either they involved non-listed companies or their transaction details were not publicly available.

LETTER FROM ING TO THE INDEPENDENT BOARD COMMITTEE

     We would like to highlight that the Past Transactions must each be judged on their own commercial and financial merits. The premium that any acquirer is prepared to pay in any particular transaction depends on various factors such as the potential synergies that the offeror can realise from its investment in the target company, the presence of competing bids for the target company, prevailing market conditions, attractiveness and profile of the target company’s underlying business and assets, size of consideration, existing level of control in the target company, general economic and business risks. This analysis merely serves as a general indication of the relevant premia/discounts paid for acquisitions of significant equity stakes in the telecommunications industry in Asia.

     Based on the comparisons set out in table (8), we believe that, considering the wide divergence in the offer statistics of the Past Transactions, both in premia/discounts as well as the stakes acquired, limited conclusions may be drawn from such a comparison.

     Therefore, any comparison of the Proposal with the Past Transactions is solely for illustration purposes only. Conclusions drawn from such comparisons made may not necessarily reflect any perceived market valuation for SUNDAY.

LETTER FROM ING TO THE INDEPENDENT BOARD COMMITTEE

     For illustration purposes only, we note from the premium represented by the offer prices over the then prevailing average share prices over various periods prior to the respective offers in the Past Transactions as shown in table (8) were consistently lower than that represented by the Mandatory Offer.

Table (8): Past Transactions

Target companies	PCCW Ltd	Globe Telecom	Hanaro Telecom	Celcom	SmarTone	SUNDAY
Date of	20 January,	13 October,	29 August,	3 April,	30 December,	13 June,
announcement	2005	2003	2003	2003	2002	2005
Country of target	Hong Kong	Philippines	South Korea	Malaysia	Hong Kong	Hong Kong
Stake acquired	20.0%	24.8%	39.6%	52.1%	21.1%	79.4% (2)
Offer price	HK$5.90	PHP680	KRW3,200	RM2.75	HK$8.50	HK$0.65
Offeror	China	Singapore	AIG/	Telekom	Sun Hung Kai	PCCW
	Netcom	Telecom/	Newbridge	Malaysia	Properties
		Ayala Corp	Capital/TVG
Last transacted price prior to	HK$4.70	PHP725	KRW3,330	RM2.69	HK$8.25	HK$0.53
announcement
Premium/(discount)	26%	(6%)	(4%)	2%	3%	23%
of offer price to last
transacted price prior to
announcement
30-day average closing price(1)	HK$4.83	PHP684	KRW2,932	RM2.60	HK$8.64	HK$0.48
Premium/(discount)	22%	(1%)	9%	6%	(2%)	36%
of offer price to 30-day
average price
60-day average	HK$4.82	PHP669	KRW2,975	RM2.57	HK$8.48	HK$0.47
closing price(1)
Premium/(discount)	22%	2%	8%	7%	0%	39%
of offer price to 60-day
average price
90-day average	HK$4.90	PHP662	KRW2,866	RM2.53	HK$8.30	HK$0.48
closing price(1)
Premium/(discount)	20%	3%	12%	9%	2%	34%
of offer price to 90-day
average price
180-day average	HK$5.09	PHP613	KRW2,808	RM2.43	HK$8.58	HK$0.46
closing price(1)
Premium/(discount)	16%	11%	14%	13%	-1%	40%
of offer price to 180-day
average price

Source: Bloomberg, Datastream and shareholders’ circulars

LETTER FROM ING TO THE INDEPENDENT BOARD COMMITTEE

Notes:

(1)	Based on the daily average of the closing prices of the respective shares during the 30, 60, 90 and 180 trading days immediately prior to the respective announcement date, as the case may be. Share prices have not been adjusted for bonus and new share issues conducted after the offers.

(2)	Based on 59.9% acquired pursuant to the two conditional agreements entered into by PCCW on 13 June, 2005 and 19.5% acquired during the subsequent mandatory unconditional cash offer.

6. Dividends

     We note that since incorporation, the Company has yet to pay out any dividends to its Shareholders. Given the continuing competitive environment and further roll-out costs related to its 3G services, the Company’s profitability may continue to be under pressure in the short-term. There can, accordingly, be no assurance that the Company will be in a position to pay dividends in the future.

7.  Other Considerations

7.1.  Alternative offer from third parties

     The Independent Shareholders should note that PCCW beneficially owns 79.35% of the issued Share capital of the Company. Therefore, an alternative offer for the Shares is unlikely to be forthcoming without the support of PCCW. PCCW has indicated that the acquisition is a strategic step in PCCW’s future development to enter the wireless communications, data services and 3G market in Hong Kong.

7.2. Majority control

     As at the Latest Practicable Date, PCCW Mobile is the owner of 2,372,672,256 Shares, representing 79.35% of the issued and paid-up share capital of the Company. Regardless of the outcome of the Proposal, PCCW Mobile has already gained majority ownership over the Company, which has enabled PCCW Mobile to exercise statutory control over the Company.

7.3. Public float

     After the closing of the Mandatory Offer on 9 September, 2005, approximately 20.65% of the Shares is held by the public. SUNDAY was granted waivers by the Stock Exchange from strict compliance with Rule 8.08(1)(a) of the Listing Rules during the period from 9 September, 2005 to 8 October, 2005 for the purposes of restoring the public float to not less than 25% of its issued share capital. Upon the expiry of the said waiver, SUNDAY was granted a second waiver by the Stock Exchange from strict compliance with Rule 8.08(1)(a) of the Listing Rules for a further period of one month from 9 October, 2005 to 8 November, 2005. In light of the Proposal and the Scheme, on expiry of the second waiver, SUNDAY applied to the Stock Exchange pursuant to Rule 8.08(1)(c) of the Listing Rules for a further waiver from strict compliance with Rule 8.08(1)(a) of the Listing Rules and was granted a third waiver from 9 November, 2005 up to the date of the withdrawal of the listing of the Shares on the Stock Exchange following the Scheme having become effective. In the event that

LETTER FROM ING TO THE INDEPENDENT BOARD COMMITTEE

the proposed privatisation of SUNDAY will not proceed, the waiver will expire on the date which is one month after SUNDAY first becomes aware that the proposed privatisation of SUNDAY will not proceed (whether as a result of a failure to obtain the requisite approval of the Scheme Shareholders at the Court Meeting or otherwise).

     If the Scheme fails for whatever reason, PCCW and SUNDAY would each need to use their respective best endeavours to take appropriate steps to address SUNDAY’s public float, in view of the requirements of Rule 8.08(1)(a) of the Listing Rules that at least 25% of SUNDAY’s total issued share capital must at all times be held by the public. It is uncertain whether these steps would have any impact on the Share price or result in shareholding dilution to existing Shareholders. Furthermore, under the Listing Rules, for so long as less than 25% of the Shares are held by the public, the Stock Exchange will monitor closely all trading in Shares to ensure a false market in Shares does not develop and may suspend the Shares if there is any unusual price movement.

CONCLUSIONS AND RECOMMENDATION

     Having considered the above principal factors and reasons, we draw your attention to the following key factors, which should be read in conjunction with, and interpreted, in the full context of this letter, in arriving at our conclusions:

1.	SUNDAY’s financial performance has been adversely affected by aggressive price based competition in the Hong Kong market and the start-up costs of its 3G services. SUNDAY has only been marginally profitable in the last two years ended 31 December, 2004, having made losses in all the other years since its incorporation in 1999 and the Company has reported a net loss in its interim report for the first six months of 2005. We further note that in the Chairman’s statement in the 2004 Annual Report of the Company, it is stated that “the market will remain competitive in 2005 and the SUNDAY Group will also face further 3G roll-out costs, which will affect profitability in the short term.”

2.	The Company’s subscriber market share for the years ended 31st December, 2002, 2003 and 2004 declined steadily from 9.7% to 9.2% and 8.4%, respectively while its post-paid ARPU for the years ended 31st December, 2002, 2003 and 2004 declined from HK$209 to HK$201 and HK$180, respectively, representing year-on-year decreases of 3.8% and 10.4% over that period. As at 30 June, 2005, SUNDAY’s market share was 8.4% and ARPU decreased by more than 13% for the six months ended 30 June, 2005, compared to the same period in 2004.

3.	The Price, which is equal to the price offered in the Mandatory Offer, represents a 35.8% premium to the 30-day average trading price prior to the relevant announcement made on 13 June, 2005. At no time had the Share price traded at a premium to the Price during either the 12-month period prior to the Announcement or the Pre-Announcement Period.

LETTER FROM ING TO THE INDEPENDENT BOARD COMMITTEE

4.	The average trading volume of the Shares for the period between the closing of the Mandatory Offer and the Announcement, a period which might provide an indication of the future trading for the Shares should the Scheme be unsuccessful, declined to 0.01% of the issued Share capital.

5.	The Price represents an EBITDA Multiple of 15.47 times, which is at a premium of 163.7% to the simple average EBITDA Multiple traded by the Comparables as at the Latest Practicable Date. The EBITDA Multiple implied by the Price for SUNDAY also compares favourably with the EBITDA Multiple implied in the Peoples Share Offer of 6.34 times. The Price also represents a multiple of 9.42 times SUNDAY’s EBITDA excluding its 3G related losses over the 12-month period ended 30 June, 2005, which remains at a premium of 48.6% compared to the EBITDA Multiple implied in the Peoples Share Offer.

6.	The Price represents 3.04 times the book value per Share of SUNDAY as at 30 June, 2005, which represents a premium of approximately 16.0% to the simple average price to book multiple of the Comparables, or a premium of 21.3% when excluding the highest and lowest outliers.

7.	The premium over the prevailing average share prices offered in Past Transactions (as shown in table (8) of the section headed “Comparison to Past Transactions”) were consistently lower than the premium represented by the Mandatory Offer.

8.	Since incorporation in 1999, the Company has yet to pay out any dividends to its Shareholders. Given the continuing competitive environment and further roll-out costs related to 3G services, the Company’s profitability may continue to be under pressure in the short-term and there can be no assurance that the Company will be in a position to pay dividends in the future.

9.	PCCW Mobile beneficially owns approximately 79.35% of the issued Share capital of the Company. Under such circumstance, any competing take-over offer is unlikely to be forthcoming without the support of PCCW. PCCW has indicated that the acquisition is a strategic step in PCCW’s future development to offer “fixed-mobile” convergence services. As at the Latest Practicable Date, there is no publicly available evidence of an alternative offer for the Company.

10.	If the Scheme fails for any reason, PCCW and SUNDAY would each need to use their respective best endeavours to take appropriate steps to address SUNDAY’s public float that at least 25% of SUNDAY’s total issued share capital must at all times be held by the public.It is uncertain whether such steps will have any impact on the Share price or result in shareholding dilution to existing Shareholders.

LETTER FROM ING TO THE INDEPENDENT BOARD COMMITTEE

     Based on the above, and as of the date of this letter, we consider the terms of the Scheme taken as a whole are fair and reasonable as far as the Independent Shareholders are concerned and recommend that the Independent Board Committee advise the Independent Shareholders to vote in favour of the resolution to approve the Scheme at the Court Meeting and the special resolution to approve and give effect to the Scheme at the EGM.

Yours faithfully, For and on behalf of ING Bank N.V. Malcolm E.O. Brown Managing Director

EXPLANATORY STATEMENT

     This explanatory statement constitutes the statement required under Order 102, rule 21(4)(e) of the Rules of the Grand Court of the Cayman Islands 1995 (revised).

     SCHEME OF ARRANGEMENT
TO CANCEL ALL THE SCHEME SHARES
IN CONSIDERATION OF PCCW MOBILE AGREEING TO PAY THE
PRICE FOR EACH SCHEME SHARE

INTRODUCTION

     On 27th September, 2005, PCCW, PCCW Mobile and SUNDAY jointly announced that on 27th September, 2005, PCCW Mobile had requested the Directors to put forward a proposal to the Scheme Shareholders regarding a proposed privatisation of SUNDAY by way of the Scheme involving the cancellation of all the Scheme Shares, as a result of which it is intended that SUNDAY will become a wholly-owned subsidiary of PCCW Mobile.

     The purpose of this Explanatory Statement is to explain the terms and effects of the Scheme and to provide the Scheme Shareholders with other relevant information in relation to the Scheme, and in particular, to state any material interest of the Directors, whether as Directors or as members or as creditors of SUNDAY or otherwise, and the effect thereon of the Scheme, in so far as it is different from the effect on the like interests of other persons pursuant to Order 102, rule 21(4)(e) of the Rules of the Grand Court of the Cayman Islands 1995 (revised).

     The particular attention of the Scheme Shareholders is drawn to the following sections of this document: (a) a letter from the Board set out on pages 7 to 15 of this document; (b) a letter from the Independent Board Committee in connection with the Scheme set out on pages 16 to 17 of this document; (c) a letter from ING (the independent financial adviser to the Independent Board Committee) to the Independent Board Committee set out on pages 18 to 46 of this document; and (d) the Scheme set out on pages 130 to 134 of this document.

SUMMARY OF THE SCHEME

     The Scheme is to be implemented by way of a scheme of arrangement under section 86 of the Companies Law.

     As at the Latest Practicable Date, there were 2,990,000,000 Shares in issue and the Scheme Shareholders were interested in 617,327,744 Shares, representing approximately 20.65% of the issued share capital of SUNDAY. At the Price, which was arrived at after taking into account the factors set out in the section headed “Reasons for the Proposal and benefit to Scheme Shareholders”, the Proposal values the entire issued share capital of SUNDAY at approximately HK$1,943.5 million.

      The amount of cash required in order to effect the Proposal is approximately HK$401.3 million. The consideration payable under the Scheme will be financed out of internal resources of the PCCW Group. Citigroup, the financial adviser to the PCCW Group, is satisfied that sufficient financial resources are available to PCCW Mobile for the implementation of the Proposal.

EXPLANATORY STATEMENT

    As at the Latest Practicable Date, there were no outstanding options, warrants or convertible securities issued by SUNDAY.

     The Proposal will be implemented by way of the Scheme. Following the Effective Date, the listing of the Shares on the Stock Exchange and the quotation of ADSs on the NASDAQ National Market in the US will be withdrawn and SUNDAY will become a wholly-owned subsidiary of PCCW Mobile. The Proposal is conditional upon the fulfilment or waiver, as applicable, of the conditions as described in the section headed “Conditions of the Proposal” below. All conditions will have to be fulfilled or waived, as applicable, on or before 30th April, 2006 (or such later date as PCCW Mobile and SUNDAY may agree and the Court may allow), otherwise the Proposal will lapse. Further announcements on any changes regarding the timetable of the Scheme will be made as and when necessary.

     The listing of the Shares on the Stock Exchange and the quotation of the ADSs on the NASDAQ National Market in the US will not be withdrawn if the Proposal does not become unconditional or lapses.

     Assuming that the Scheme becomes effective on Tuesday, 17th January, 2006, cheques for cash entitlements under the Scheme are expected to be despatched to the Scheme Shareholders on or before Friday, 27th January, 2006.

     Settlement of the consideration to which the Scheme Shareholders are entitled under the Scheme Sch I (31) will be implemented in full in accordance with the terms of the Scheme without regard to any lien, right of set-off, counterclaim or other analogous right to which PCCW Mobile may otherwise be, or claim to be, entitled against any such Scheme Shareholder.

CONDITIONS OF THE PROPOSAL

     The Proposal will become effective and binding on SUNDAY and all Scheme Shareholders Sch I (8) subject to the fulfilment or waiver (as applicable) of the following conditions:

(a)	the approval of the Scheme (by way of poll) by a majority in number of the Scheme Shareholders, representing not less than seventy-five percent in nominal value of the Shares of the Scheme Shareholders, present and voting either in person or by proxy at the Court Meeting, provided that:

	(i)	the Scheme is approved (by way of poll) by Independent Shareholders holding not less than 75% in nominal value of those Scheme Shares that are voted either in person or by proxy at the Court Meeting; and

	(ii)	the Scheme is not disapproved (by way of poll) by Independent Shareholders at the Court Meeting holding more than 10% in nominal value of all the Scheme Shares held by the Independent Shareholders;

EXPLANATORY STATEMENT

(b)	the passing of a special resolution by a majority of not less than three-fourths of the votes cast by the Shareholders present and voting, in person or by proxy, at the EGM, to approve and give effect to the reduction of the authorised and issued share capital of SUNDAY by cancelling and extinguishing the Scheme Shares and, immediately thereafter, increase the authorised share capital of SUNDAY to the amount prior to the cancellation of the Scheme Shares and apply the reserve created as a result of the aforesaid cancellation of the Scheme Shares to pay up in full and issue to PCCW Mobile such number of new Shares as is equal to the number of Scheme Shares cancelled;

(c)	the Court’s sanction of the Scheme (with or without modifications) and, to the extent necessary, its confirmation of the reduction of the share capital of SUNDAY and the delivery to the Registrar of Companies in the Cayman Islands of a copy of the order of the Court for registration;

(d)	compliance, to the extent necessary, with the procedural requirements of Section 15 of the Companies Law and compliance with any conditions imposed under Section 16 of the Companies Law in each case in relation to the reduction of the issued share capital of SUNDAY;

(e)	all Authorisations in connection with the Proposal having been obtained or made from, with or by (as the case may be) the Relevant Authorities in the Cayman Islands and/or Hong Kong and/or any other relevant jurisdictions;

(f)	all Authorisations remaining in full force and effect without variation, and all necessary statutory or regulatory obligations in all relevant jurisdictions having been complied with and no requirement having been imposed by any Relevant Authorities which is not expressly provided for, or is in addition to requirements expressly provided for, in relevant laws, rules, regulations or codes in connection with the Proposal or any matters, documents (including circulars) or things relating thereto, in each aforesaid case up to and at the time when the Scheme becomes effective; and

(g)	all necessary consents (other than any that may be required from any member of the PCCW Group) which may be required under any existing contractual obligations of SUNDAY and/or its subsidiaries being obtained and remaining in full force and effect without modification.

     PCCW Mobile reserves the right to waive condition (g), either in whole or in respect of any particular matter. In the event that condition (e) and/or condition (f) is not/are not fulfilled, PCCW Mobile reserves the right to assess the materiality of such non-fulfillment and to waive the fulfillment of any such condition to such extent as it considers appropriate. Conditions (a) to (d) cannot be waived in any event. All of the above conditions will have to be fulfilled or waived, as applicable, on or before 30th April, 2006 (or such other date as PCCW Mobile and SUNDAY may agree and the Court may allow), otherwise the Proposal will lapse.

     Assuming that the above conditions are fulfilled (or, as applicable, waived in whole or in part), it is expected that the Scheme will become effective on or before 30th April, 2006.

EXPLANATORY STATEMENT

      An announcement will be made by PCCW, PCCW Mobile and SUNDAY if the Scheme lapses.

SCHEME OF ARRANGEMENT UNDER SECTION 86 OF THE COMPANIES LAW AND COURT MEETING

     According to section 86 of the Companies Law where an arrangement is proposed between a company and its members or any class of them, the Court may, on the application of the company or any member of the company, order a meeting of the members of the company or class of members, as the case may be, to be summoned in such manner as the Court directs.

     It is expressly provided in section 86 of the Companies Law that if a majority in number representing seventy-five percent in value of the members or class of members, as the case may be, present and voting either in person or by proxy at the meeting or meetings, as the case may be, summoned as directed by the Court as aforesaid, agree to any arrangement, the arrangement shall, if sanctioned by the Court, be binding on all members or class of members, as the case may be, and also on the company.

THE ADDITIONAL REQUIREMENTS AS IMPOSED BY RULE 2.10 OF THE TAKEOVERS CODE

     In addition to satisfying any requirements imposed by law as summarised above, but except with the consent of the Executive to dispense with compliance or strict compliance therewith, Rule 2.10 of the Takeovers Code requires that the Scheme may only be implemented if:

(a)	the Scheme is approved by at least 75% of the votes attaching to the disinterested Shares that are cast either in person or by proxy at a duly convened meeting of the holders of the disinterested Shares (such holders being the Independent Shareholders); and

(b)	the number of votes cast against the resolution to approve the Scheme at such meeting is not more than 10% of the votes attaching to all disinterested Shares (namely, the Shares held by the Independent Shareholders).

BINDING EFFECT OF THE SCHEME

     Notwithstanding the fact that there may be a dissenting minority, if the Scheme is approved at the Court Meeting by a majority in number of the Scheme Shareholders present and voting in person or by proxy at the Court Meeting, representing not less than seventy-five percent in nominal value of the Shares of the Scheme Shareholders present and voting in person or by proxy at the Court Meeting, and provided that:

(i)	the Scheme is approved (by way of poll) by Independent Shareholders holding not less than 75% in nominal value of those Scheme Shares that are voted either in person or by proxy at the Court Meeting; and

EXPLANATORY STATEMENT

(ii)	the Scheme is not disapproved (by way of poll) by Independent Shareholders at the Court Meeting holding more than 10% in nominal value of all the Scheme Shares held by the Independent Shareholders;

     the Scheme will, so long as it is sanctioned by the Court, become binding on SUNDAY and all the Scheme Shareholers.

     Thereafter, PCCW Mobile will be entitled to, upon fulfillment of the requirements as set forth in Rule 2.10 of the Takeovers Code or with the consent of the Executive that the compliance or strict compliance in conformity with Rule 2.10 of the Takeovers Code be waived, exercise the legal rights vested in it, by virtue of the Scheme having been duly approved by the Scheme Shareholders at the Court Meeting and sanctioned by the Court, and the order sanctioning the Scheme having taken effect within the meaning as ascribed thereto pursuant to section 86 of the Companies Law, to cause SUNDAY, upon the Shareholders having passed the necessary resolutions to implement the Scheme, to: (1) cancel all Scheme Shares whereupon the authorised and issued share capital of SUNDAY shall be reduced from HK$1,000,000,000 and HK$299,000,000 respectively to HK$938,267,225.6 and HK$237,267,225.6 respectively; (2) increase the authorised share capital of SUNDAY to its former amount of HK$1,000,000,000 by the creation of 617,327,744 new Shares; and (3) apply, on the Effective Date, the credit of HK$61,732,774.4 which will arise in its books of accounts as a result of the said reduction of capital in paying up in full at par the 617,327,744 new Shares which shall be allotted and issued, credited as fully paid, to PCCW Mobile, whereupon all share certificates representing holdings of those Scheme Shares cancelled as aforesaid shall cease to have effect as documents of title, and PCCW Mobile will pay the Price of HK$0.65 per Scheme Share to the Scheme Shareholders for each Scheme Share held by them prior to the said cancellation of the Scheme Shares. Thereupon SUNDAY shall become a wholly-owned subsidiary of PCCW Mobile.

EFFECTS OF THE SCHEME Shareholding structure

     The table below sets out the shareholding structure of SUNDAY as at the Latest Practicable Date and immediately upon successful implementation of the Scheme:-

Shareholders	As at the Latest Practicable Date		Immediately following implementation of the Scheme
	Number of Shares	%	Number of Shares	%

PCCW Mobile	2,372,672,256	79.35	2,990,000,000	100
Huawei (Note 1)	296,416,000	9.91	—	—
Other public shareholders	320,911,744	10.74	—	—

Total	2,990,000,000	100.00	2,990,000,000	100.00

EXPLANATORY STATEMENT

Note 1:	Shareholding interest as at the Latest Practicable Date, based on information notified to SUNDAY and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO as at the Latest Practicable Date.

     Following the Effective Date and the withdrawal of the listing of the Shares on the Stock Exchange, SUNDAY will become a wholly-owned subsidiary of PCCW Mobile.

     As at the Latest Practicable Date, no Share options granted or agreed to be granted by SUNDAY remain outstanding and there are no other outstanding warrants or convertible securities of SUNDAY.

Capital value

     The Price represents:

  a premium of approximately 3.2% over the closing price of HK$0.63 per Share as quoted on the Stock Exchange as at the Latest Practicable Date;

  a premium of approximately 6.6% over the closing price of HK$0.61 per Share as quoted on the Stock Exchange as at the Last Trading Day;

  a premium of approximately 8.3% over the average closing price of about HK$0.60 per Share based on the daily closing prices as quoted on the Stock Exchange over the 5 trading days up to and including the Last Trading Day;

  a premium of approximately 3.2% over the average closing price of about HK$0.63 per Share based on the daily closing prices as quoted on the Stock Exchange over the 30 trading days up to and including the Last Trading Day;

  a premium of approximately 14.0% over the average closing price of about HK$0.57 per Share based on the daily closing prices as quoted on the Stock Exchange over the 120 trading days up to and including the Last Trading Day;

  a premium of approximately 177.2% to the audited consolidated net asset value per Share of about HK$0.2345 (which has been restated in SUNDAY’s interim report for the six months ended 30th June, 2005) as at 31st December, 2004; and

  a premium of approximately 204.0% to the unaudited consolidated net asset value per Share of about HK$0.2138 as at 30th June, 2005.

EXPLANATORY STATEMENT

     On the basis of the Price, the table below illustrates the change in capital value for the Scheme Shareholders, assuming that the Scheme is implemented.

	On the Last Trading Day	On the Latest Practicable Date
	HK$	HK$

Consideration receivable (per 1,000 Shares) under the Scheme	650	650
Value of 1,000 Shares (Note)	610	630

	40	20

This represents an increase of	6.6%	3.2%

Note: Based on the closing price of the Shares as quoted on the Stock Exchange on the respective dates.

     A summary of the closing prices of the Shares on the Stock Exchange (i) on the last trading day of each of the six calendar months preceding the date of the Announcement; (ii) on the Last Trading Day; and (iii) on the Latest Practicable Date is set out in Appendix II to this document.

Net tangible assets

     As at 31st December, 2004, the audited consolidated net assets of SUNDAY (which has been restated in SUNDAY’s interim report for the six months ended 30th June, 2005) amounted to approximately HK$701.2 million, or approximately HK$0.2345 per Share. The Price represents a premium of approximately 177.2% to the audited consolidated net asset value per Share as at 31st December, 2004.

     As at 30th June, 2005, the unaudited consolidated net assets of SUNDAY amounted to approximately HK$639.4 million, or approximately HK$0.2138 per Share. The Price represents a premium of approximately 204.0% to the unaudited consolidated net asset value per Share as at 30th June, 2005.

Earnings

     The SUNDAY Group’s audited consolidated profit attributable to the Shareholders for the year ended 31st December, 2004 amounted to approximately HK$5,544,000, representing earnings of approximately HK$0.0019 per Share.

     The SUNDAY Group’s unaudited consolidated loss attributable to the Shareholders for the six month period ended 30th June, 2005 amounted to approximately HK$61,813,000, representing a loss of approximately HK$0.0207 per Share.

EXPLANATORY STATEMENT

Dividends

     SUNDAY did not declare any dividend during the year ended 31st December, 2004 or any interim dividend during the six months ended 30th June, 2005.

INFORMATION ON THE SUNDAY GROUP

Business

     The SUNDAY Group is a developer and provider of wireless communications and data services in Hong Kong, and a 3G licence holder. It began commercial operations with GSM 1800 wireless services in 1997 and is also engaged in the provision of 3G services. The Shares are listed on the Stock Exchange and the ADSs are quoted on the NASDAQ National Market in the US.

Historical financial information

     A summary of the audited consolidated financial results of the SUNDAY Group for each of the two years ended 31st December, 2003 and 2004 and the unaudited consolidated financial results of the SUNDAY Group for the six months ended 30th June, 2005 is set out below:

	(Audited) For the year ended 31st December,		(Unaudited) For the six months ended 30th June,
	2003	2004	2005
	HK$’000	HK$’000	HK$’000

Turnover	1,260,041	1,158,609	561,063
Operating profit/(loss)	81,859	31,884	(49,564)
Profit/(Loss) for the period attributable
to shareholders	27,172	5,544	(61,813)

     Your attention is also drawn to Appendix I to this document which sets out the financial information of the SUNDAY Group.

     Based on the closing price of HK$0.63 per Share and the total number of Shares in issue as at the Latest Practicable Date, the market capitalisation of SUNDAY was approximately HK$1,884 million.

INFORMATION ON PCCW MOBILE AND THE PCCW GROUP

     PCCW Mobile was incorporated in the British Virgin Islands with limited liability and is an indirect wholly-owned subsidiary of PCCW. The principal business activity of PCCW Mobile is investment holding of its interests in SUNDAY.

EXPLANATORY STATEMENT

     The principal activities of the PCCW Group are the provision of local and international telecommunications services, internet and interactive multimedia services, the sale and rental of telecommunications equipment and the provision of computer, engineering and other technical services, mainly in Hong Kong; investment in, and development of, systems integration and technology-related businesses; and investment in, and development of, infrastructure and properties in Hong Kong and elsewhere in the People’s Republic of China.

INTENTION OF PCCW MOBILE WITH REGARD TO SUNDAY

     It is the intention of PCCW Mobile to maintain the existing business of the SUNDAY Group upon the successful privatisation of SUNDAY, and PCCW Mobile has no intention to seek a listing of the Shares on any stock exchange in the foreseeable future.

     Subject to a review by PCCW and PCCW Mobile of the financial position and operations of the SUNDAY Group, PCCW and PCCW Mobile have no intention to make any significant redeployment of the fixed assets of the SUNDAY Group or make any significant changes to the staff employed.

REASONS FOR THE PROPOSAL AND BENEFIT TO SCHEME SHAREHOLDERS

Reasons for the Proposal

     The board of directors of PCCW is of the view that the ability of SUNDAY to take advantage of its listed status to raise funds from equity markets might be limited and the costs associated with the maintenance of SUNDAY’s listing on the Stock Exchange and registration of the Shares with the SEC may no longer be warranted. During the Pre-Announcement Period, the average daily trading volume was approximately 4.3 million Shares (equivalent to approximately HK$2.0 million based on the average closing price of the Shares over the same period), representing only 0.14% of the total issued Shares of SUNDAY. Adding to the fact that the public float was reduced to 20.65% after PCCW Mobile’s mandatory general offer, liquidity of the Shares is further limited.

     The Proposal represents a good opportunity for the Scheme Shareholders to realize their investments at a price significantly above historical trading levels of Shares. The Price of HK$0.65 represents an attractive premium to the average closing price in the Pre-Announcement Period. It represents a 22.6% premium to the closing price of HK$0.53 on 10th June, 2005, the last trading day of the Pre-Announcement Period; a 29.6% premium to the average closing price of HK$0.5015 for the last 10 trading days of the Pre-Announcement Period; and a 40.0% premium to the average closing price of HK$0.464 for the last 180 trading days of the Pre-Announcement Period.

     The Proposal would further facilitate business integration between SUNDAY and PCCW and capture cost synergies and greater operational efficiency. In addition, the Proposal would further facilitate the plan of SUNDAY and PCCW to offer “fixed-mobile” convergence services and allow more efficient deployment of capital expenditure on next generation communication networks.

EXPLANATORY STATEMENT

Benefit to Scheme Shareholders

     The Directors concur with PCCW’s view. In view of the low daily trading volume and limited liquidity in the Shares, and the Price per Scheme Share being offered by PCCW Mobile, the Directors also believe that the Proposal provides an opportunity for all Scheme Shareholders to realise their investments in SUNDAY at a premium to the prevailing market price of the Shares. In the circumstances, the Directors have decided to put forward the Proposal to the Scheme Shareholders for their consideration.

INTERESTS OF DIRECTORS IN THE SCHEME AND EFFECTS THEREON

     A Director is interested in 4,000 Shares in aggregate (representing approximately 0.0001% of the issued share capital of SUNDAY as at the Latest Practicable Date). The successful implementation of the Scheme will not have any effect on such Director which is different from the effect on the like interest of other persons.

     Each Director has severally confirmed with the Board that none of them is a creditor of SUNDAY.

SHARE CERTIFICATES, DEALINGS AND LISTING

     Upon the Scheme becoming effective, all Scheme Shares will be cancelled. Share certificates for the Shares held by the Scheme Shareholders will thereafter cease to have effect as documents of, or evidence of, title. SUNDAY will apply to the Stock Exchange for the withdrawal of the listing of the Shares on the Stock Exchange. The Scheme Shareholders will be notified by way of a press announcement of the exact date on which the Scheme and the withdrawal of the listing of the Shares on the Stock Exchange will become effective. The Scheme will lapse if it does not become effective on or before 30th April, 2006 (or such later date as PCCW Mobile and SUNDAY may agree and the Court may allow), and the Scheme Shareholders will be notified by way of a press announcement accordingly.

     The listing of the Shares on the Stock Exchange will not be withdrawn if the Proposal does not become unconditional or lapses.

REGISTRATION AND PAYMENT

     Upon the Scheme becoming effective, payment of the consideration for the Scheme Shares will be made to the Scheme Shareholders whose names appear on the registers of members of SUNDAY on the Record Date. On the basis that the Scheme becomes effective on or about Tuesday, 17th January, 2006, cheques for payment of the consideration payable under the Scheme are expected to be despatched on or about Friday, 27th January, 2006. In the absence of any specific instructions to the contrary received in writing by Computershare Hong Kong Investor Services Limited, the branch share registrar of SUNDAY, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, cheques will be sent to the persons entitled thereto at their respective registered

EXPLANATORY STATEMENT

addresses or, in the case of joint holders, to the registered address of that joint holder whose name stands first in such registers in respect of the joint holding. All such cheques will be sent at the risk of the person(s) entitled thereto and SUNDAY, PCCW, PCCW Mobile and Citigroup or any of them will not be responsible for any loss or delay in despatch.

     On or after the day being six calendar months after the posting of such cheques, PCCW Mobile shall have the right to cancel or countermand payment of any such cheque which has not been cashed or has been returned uncashed, and shall place all monies represented thereby in a deposit account in SUNDAY’s name with a licensed bank in Hong Kong selected by SUNDAY.

     SUNDAY shall hold such monies until the expiry of six years from the Effective Date and shall, prior to such date, make payments thereout of the sums, together with interest thereon, to persons who satisfy SUNDAY that they are respectively entitled thereto and that the cheques of which they are payees have not been cashed. On the expiry of six years from the Effective Date, PCCW Mobile shall be released from any further obligation to make any payments under the Scheme and SUNDAY shall thereafter transfer to PCCW Mobile the balance (if any) of the sums then standing to the credit of the deposit account in SUNDAY’s name, including accrued interest subject, if applicable, to the deduction of any interest or withholding or other tax or any other deduction required by law and subject to the deduction of any expenses.

     It is proposed to close the registers of members of SUNDAY from Tuesday, 13th December, 2005 to Thursday, 15th December, 2005 (both days inclusive), in order to establish entitlements of Shareholders to attend and vote at the Court Meeting and the EGM. The Scheme Shareholders should ensure that their Shares are registered or lodged for registration in their names or in the name(s) of their nominees at or with Computershare Hong Kong Investor Services Limited, the branch share registrar of SUNDAY, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, before the registers of members of SUNDAY are closed. The latest time for lodging transfers before the registers of members of SUNDAY are closed is 4:00 p.m. on Monday, 12th December, 2005.

     Assuming that the Scheme becomes effective, all existing certificates representing the Scheme Shares will cease to have effect as documents or evidence of title as from Tuesday, 17th January, 2006.

     Settlement of the cash entitlements to which any Scheme Shareholder is entitled under the Scheme will be implemented in full in accordance with the terms of the Scheme without regard to any lien, right of set-off, counterclaim or other analogous right to which PCCW Mobile may otherwise be, or claim to be, entitled against such Scheme Shareholder.

US AND OTHER OVERSEAS SHAREHOLDERS OF SUNDAY

     The making of the Proposal to persons not resident in Hong Kong may be subject to the laws of the relevant jurisdictions. Such persons should inform themselves about and observe any applicable legal and regulatory requirements. It is the responsibility of any overseas Scheme Shareholders of

EXPLANATORY STATEMENT

SUNDAY wishing to accept the Proposal to satisfy themselves as to the full observance of the laws of the relevant jurisdiction in connection therewith, including the obtaining of any governmental, exchange control or other consents which may be required, and the compliance with other necessary formalities and the payment of any issue, transfer or other taxes due in such jurisdiction.

INFORMATION FOR ADS HOLDERS

     ADS Holders cannot vote at the Court Meeting or the EGM directly but may instruct the Depositary to vote the Shares underlying their ADSs in accordance with the terms of the Deposit Agreement. A Voting Instruction Card is enclosed for this purpose, and must be completed, signed and returned to the Depositary so that the Depositary receives it no later than 5:00 p.m. (New York time) on Thursday, 8th December, 2005. If an ADS Holder does not return the Voting Instruction Card by this time, the Shares underlying his or her ADSs will not be voted at the Court Meeting or the EGM. Persons holding ADSs indirectly must rely on the procedures of the bank, broker or financial institution in which such ADSs are held.

     ADS Holders may also elect to become holders of Shares by surrendering their ADSs and withdrawing the Shares represented by their ADSs in accordance with the terms of the Deposit Agreement so that they become registered holders of Shares prior to 4:00 p.m. (Hong Kong time) on Monday, 12th December, 2005. Such ADS Holders must pay a cancellation fee of US$0.04 per ADS and may incur taxes and governmental charges payable in connection with such surrender and withdrawal. In order to surrender their ADSs and withdraw the underlying Shares, ADS Holders should contact the Depositary at (001) (212) 815 2783.

     Upon the Scheme becoming effective, the Depositary (as the registered holder of the Shares underlying the ADSs) will receive an amount in Hong Kong dollars equal to the amount payable in respect of all Shares held by the Depositary. Upon receipt, the Depositary will convert such funds into US dollars at the then prevailing spot market rate. Upon surrender of their ADSs in accordance with the terms of the Deposit Agreement, ADS Holders will receive their pro-rata portion of the consideration from the Depositary, less a cancellation fee of US$0.04 per ADS and any other expenses of the Depositary in connection with the currency conversion. ADS Holders may also incur related taxes and governmental charges. It is expected that, if the Scheme becomes effective, the Depositary, at the direction of SUNDAY, will terminate the Deposit Agreement by sending notice of such termination to the registered holders of ADSs then outstanding at least 90 days prior to the date fixed in such notice for termination.

The Shares are currently registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the ADSs are quoted on the NASDAQ National Market in the US and trade under the symbol “SDAY”. Upon the Scheme becoming effective, registration of the Shares under the Exchange Act will be terminated and SUNDAY will take the appropriate measures to withdraw the ADSs from quotation on the NASDAQ National Market in the US. As a result, SUNDAY will no longer be subject to the periodic reporting requirements of the Exchange Act.

EXPLANATORY STATEMENT

NOTICE TO US HOLDERS

     SUNDAY is currently subject to the periodic reporting requirements of the Exchange Act, and in accordance therewith files reports and other information with the SEC. Reports and other information filed by SUNDAY with the SEC may be inspected and copied at the SEC’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the reference rooms. Documents furnished or filed with the SEC by SUNDAY electronically may also be downloaded from the SEC’s website at www.sec.gov by using the “Search for Company Filings” function.

     This business combination is made for the securities of a foreign company. The Scheme is subject to disclosure requirements of Hong Kong that are different from those of the US. Any financial statements included in this document have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of US companies.

     It may be difficult for ADS Holders to enforce their rights and any claim ADS Holders may have arising under US federal securities laws, since PCCW and SUNDAY are located in Hong Kong and PCCW Mobile is located in the British Virgin Islands, and some or all of their respective officers and directors may be residents of Hong Kong or other foreign countries. ADS Holders may not be able to sue any of PCCW, SUNDAY or PCCW Mobile or their officers or directors in Hong Kong or another foreign court for violations of US securities laws. It may be difficult to compel any of PCCW, SUNDAY, PCCW Mobile or their affiliates to subject themselves to a US court’s judgment.

     ADS Holders should be aware that SUNDAY may purchase securities otherwise than under the Scheme, such as in open market or privately negotiated purchases.

FORWARD-LOOKING STATEMENTS

     This document contains certain forward-looking statements. The words “believe”, “intend”, “is confident”, “expect”, “anticipate”, “project”, “estimate”, “predict” and similar expressions are intended to identify forward-looking statements. These statements are not historical facts or guarantees of future performance. Actual results could differ materially from those expressed or implied in such forward-looking statements. Such forward-looking statements are based on PCCW’s and SUNDAY’s current assumptions and expectations and are subject to risks and uncertainties that could significantly affect expected results. Factors that could cause actual results to differ materially from those reflected in the forward-looking statements are discussed herein and in PCCW’s reports furnished to or filed with the SEC, including, but not limited to the section “Forward-Looking Statements” and certain other sections of PCCW’s 2004 Annual Report on Form 20-F filed with the SEC on 12th May, 2005 and PCCW’s 2005 Interim Report on Form 6-K furnished with the SEC on 21st September, 2005, and in SUNDAY’s reports furnished to or filed with the SEC, including, but not limited to the section “Forward-Looking Statements” and certain other sections of SUNDAY’s 2004 Annual Report on Form 20-F filed with the SEC on 1st July, 2005 and amended on 6th July, 2005.

EXPLANATORY STATEMENT

TAXATION

     As the Scheme does not involve the sale and purchase of Hong Kong stock, no stamp duty will be payable pursuant to the Stamp Duty Ordinance (Chapter 117 of the Laws of Hong Kong) on the cancellation of the Scheme Shares upon the Scheme becoming effective.

     The Scheme Shareholders, whether in Hong Kong or in other jurisdictions, are recommended to consult their professional advisers if they are in any doubt as to the taxation implications of the Scheme and, in particular, whether the receipt of the Price would make such Scheme Shareholder liable to taxation in Hong Kong or in other jurisdictions.

COURT MEETING AND EGM

     In accordance with the directions of the Court, the Court Meeting will be convened for the purpose of considering and, if thought fit, passing the appropriate resolution to approve the Scheme (with or without modifications). The Scheme will be subject to the approval by the Scheme Shareholders at the Court Meeting (without counting the votes of those Scheme Shareholders not being Independent Shareholders) in the manner referred to in the paragraph headed “Conditions of the Proposal” in this Explanatory Statement. The EGM will be convened to be held immediately following the Court Meeting for the purpose of considering and, if thought fit, passing a special resolution to approve and give effect to the Scheme, approve the capital reduction resulting from the cancellation of the Scheme Shares, the immediate increase of SUNDAY’s authorised share capital to its former amount and the application of the credit arising in SUNDAY’s books of accounts as a result of the capital reduction in paying up in full and issuing to PCCW Mobile a number of new Shares equal to the number of Scheme Shares cancelled.

     As at the Latest Practicable Date, PCCW Mobile was interested in 2,372,672,256 Shares, representing approximately 79.35% of the issued share capital of SUNDAY. The Shares in which PCCW Mobile is interested will not form part of the Scheme Shares and it will not vote at the Court Meeting. In view of the interests of PCCW Mobile in the Proposal, any holders of Scheme Shares who are acting in concert with PCCW Mobile will not vote at the Court Meeting. In addition, a Director who is also an employee of a subsidiary of PCCW and who held, as at the Latest Practicable Date, 4,000 Scheme Shares (representing approximately 0.0001% of the issued share capital of SUNDAY) will not vote at the Court Meeting.

     The EGM will be convened on Thursday, 15th December, 2005, immediately following the Court Meeting, for the purpose of considering and, if thought fit, passing a special resolution to approve and give effect to the Scheme and the other matters referred to above in this section. The special resolution will be passed provided that it is approved by a majority of not less than three-fourths of the votes cast by the Shareholders present and voting, in person or by proxy, at the EGM. All Shareholders will be entitled to attend and vote on such special resolution at the EGM. PCCW Mobile has indicated that if the Scheme is approved at the Court Meeting, it will vote in favour of the special resolution to be proposed at the EGM to approve the Scheme, reduce the authorised and issued share capital of

EXPLANATORY STATEMENT

SUNDAY by cancelling and extinguishing the Scheme Shares and apply the credit arising in SUNDAY’s books of accounts as a result of the aforesaid reduction of capital to pay up in full and issue to PCCW Mobile such number of new Shares being equal to the number of Scheme Shares cancelled.

     Shareholders are urged to have their names entered in the register of members of SUNDAY as soon as possible for, inter alia, the following reasons:

(a)	to enable Shareholders (being Scheme Shareholders) to attend the meeting as required under section 86 of the Companies Law in the capacity as members of SUNDAY or to be represented by proxies to be appointed by them;

(b)	to enable SUNDAY to properly classify members of SUNDAY for the purposes of section 86 of the Companies Law; and

(c)	to enable SUNDAY and PCCW Mobile to make arrangements to effect payments by way of the delivery of cheques to the most appropriate person when the Scheme becomes effective.All deliveries of cheques required for making payment in respect of the Scheme Shares as aforesaid shall be effected by duly posting the same in pre-paid envelopes addressed to the persons respectively entitled thereto at their respective addresses as appearing in the register of members of SUNDAY at the close of business on the Record Date.

     No person shall be recognized by SUNDAY as holding any Shares upon any trust. Any beneficial owner of Shares (“Beneficial Owner”) whose Shares are registered in the name of a nominee, trustee, depository or any other authorised custodian or third party (the “Registered Owner”) should contact such Registered Owner to give instructions to and/or to make arrangements with such Registered Owner as to the manner in which the Shares beneficially owned by the Beneficial Owner should be voted at the Court Meeting and/or the EGM. A Beneficial Owner who wishes to attend the Court Meeting and/or the EGM personally should contact the Registered Owner directly to make the appropriate arrangements with the Registered Owner to enable the Beneficial Owner to attend and vote at the Court Meeting and/or the EGM and for such purpose the Registered Owner may appoint the Beneficial Owner as its proxy. The appointment of a proxy by the Registered Owner at the relevant Court Meeting and/or the EGM shall be in accordance with all relevant provisions in the articles of association of SUNDAY. In the case of the appointment of a proxy by the Registered Owner, the relevant forms of proxy shall be completed and signed by the Registered Owner and shall be lodged in the manner and before the latest time for lodging the relevant forms of proxy as more particularly set out in this document.

     Any Beneficial Owner whose Shares are deposited in Central Clearing and Settlement System (“CCASS”) and registered under the name of HKSCC Nominees Limited must, unless such Beneficial Owner is a person admitted to participate in CCASS as an investor participant (the “Investor Participant”), contact their broker, custodian, nominee or other relevant person who is, or has in turn deposited such Shares with, a CCASS participant (“Other CCASS Participant”) regarding voting

EXPLANATORY STATEMENT

instructions to be given to such persons if they wish to vote in respect of the Scheme. The procedure for voting in respect of the Scheme by the Investor Participants and the Other CCASS Participants with respect to Shares registered under the name of HKSCC Nominees Limited shall be in accordance with the “General Rules of CCASS” and the “CCASS Operational Procedures”.

     Notice of the Court Meeting is set out on pages 135 to 136 of this document. The Court Meeting will be held on Thursday, 15th December, 2005 at the time specified in the notice of the Court Meeting in the Conference Room, 14th Floor, PCCW Tower, TaiKoo Place, 979 King’s Road, Quarry Bay, Hong Kong.

     Notice of the EGM is set out on pages 137 to 138 of this document. The EGM will be held at 10:30 a.m. (or as soon thereafter as the Court Meeting convened for the same day and place shall have been concluded or adjourned) on Thursday, 15th December, 2005 in the Conference Room, 14th Floor, PCCW Tower, TaiKoo Place, 979 King’s Road, Quarry Bay, Hong Kong.

ACTION TO BE TAKEN

Shareholders

     A pink form of proxy for use at the Court Meeting and a white form of proxy for use at the EGM are enclosed with this document.

     Whether or not you are able to attend the Court Meeting and/or the EGM, you are strongly urged to complete and sign the enclosed pink form of proxy in respect of the Court Meeting, and the enclosed white form of proxy in respect of the EGM, in accordance with the instructions printed thereon, and to lodge them with Computershare Hong Kong Investor Services Limited, the branch share registrar of SUNDAY, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong. In order to be valid, the pink form of proxy for use at the Court Meeting should be lodged not later than 10:00 a.m. on Tuesday, 13th December, 2005 and the white form of proxy for use at the EGM should be lodged not later than 10:30 a.m. on Tuesday, 13th December, 2005. In the case of the pink form of proxy in respect of the Court Meeting, it may be returned by facsimile at number (852) 2865 0990 (marked for the attention of “the Company Secretary”) not later than 10:00 a.m. on Tuesday, 13th December, 2005, or it may be handed to the chairman of the Court Meeting at the Court Meeting if it is not so lodged. The completion and return of a form of proxy for the Court Meeting or the EGM will not preclude you from attending and voting in person at the relevant meeting. In such event, the returned form of proxy will be deemed to have been revoked.

     An announcement will be made by SUNDAY in relation to the results of the Court Meeting and the EGM. In addition, an announcement will be made of the results of the hearing of the petition to sanction the Scheme by the Court and, if the Scheme is sanctioned, the last date of dealings in the Shares on the Stock Exchange, the Record Date, the Effective Date and the date of the withdrawal of the listing of the Shares on the Stock Exchange.

     If you do not appoint a proxy and you do not attend and vote at the Court Meeting, you will still be bound by the outcome of such Court Meeting. You are therefore strongly urged to attend and vote at the Court Meeting in person or by proxy.

EXPLANATORY STATEMENT

     For the purpose of determining the entitlements of Shareholders to attend and vote at the Court Meeting and the EGM, the registers of members of SUNDAY will be closed from Tuesday, 13th December, 2005 to Thursday, 15th December, 2005 (both days inclusive) and during such period, no transfer of Shares will be effected. In order to qualify to vote at the Court Meeting and the EGM, all transfers accompanied by the relevant share certificates must be lodged with Computershare Hong Kong Investor Services Limited, the branch share registrar of SUNDAY, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong not later than 4:00 p.m. on Monday, 12th December, 2005.

ADS Holders

     ADS Holders’ attention is drawn to the paragraph headed “Information for ADS Holders” in the Explanatory Statement.

COSTS OF THE SCHEME

     In the event that the Scheme becomes effective, the costs of the Scheme will be borne by SUNDAY. The costs of the Scheme and of its implementation are expected to amount to approximately HK$5 million. These primarily consist of fees for financial advisers, legal advisers, accounting, printing and other related charges.

     In the event that the Scheme is either not recommended by the Independent Board Committee or is not recommended as fair and reasonable by the independent financial adviser to the aforesaid Independent Board Committee, and the Scheme is not approved at the relevant Shareholders’ meeting(s) or does not become unconditional, all the expenses incurred by SUNDAY in connection with the Scheme shall be borne by PCCW Mobile.

RECOMMENDATION

      Your attention is drawn to the following:

(i)	the paragraph headed “Recommendation” in the “Letter from the Board” set out on pages 7 to 15 of this document;

(ii)	the letter from the Independent Board Committee set out on pages 16 to 17 of this document; and

(iii)	the letter from ING to the Independent Board Committee set out on pages 18 to 46 of this document.

FURTHER INFORMATION

     Further information is set out in the Appendices to, and elsewhere in, this document, all of which form part of this Explanatory Statement.

APPENDIX I	FINANCIAL INFORMATION ON THE SUNDAY GROUP

1.  THREE-YEAR FINANCIAL SUMMARY

     Set out below is a summary of the audited consolidated results for each of the three years ended 31st December, 2002, 2003 and 2004 as extracted from the annual reports of the SUNDAY Group.

     The three-year financial summary presents the consolidated profit and loss account for each of the three years ended 31st December, 2002, 2003 and 2004 and the consolidated balance sheets as at 31st December, 2002, 2003 and 2004 extracted from the SUNDAY Group’s audited accounts prepared in accordance with accounting principles generally accepted in Hong Kong (“HKGAAP”) and in compliance with accounting standards issued by the Hong Kong Institute of Certified Public Accountants for those periods. The SUNDAY Group has no exceptional/extraordinary items/minority interests/tax paid during the periods and there is no requirement under HKGAAP to present negative statements in the audited accounts. The SUNDAY Group has not declared and paid any dividends during those periods.

     Hong Kong Institute of Certified Public Accountants has issued a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards (“new HKFRSs”) which are effective for accounting periods beginning on or after 1st January, 2005. The Group has not early adopted these new HKFRSs in the financial statements for the years ended 31st December, 2002, 2003 and 2004.

APPENDIX I	FINANCIAL INFORMATION ON THE SUNDAY GROUP

Consolidated Profit and Loss Account

	For the year ended 31st December,
	2004	2003	2002
	HK$’000	HK$’000	HK$’000

Mobile services	1,031,689	1,150,570	1,227,399
Sales of mobile phones and accessories	126,920	109,471	115,291

Turnover	1,158,609	1,260,041	1,342,690
Cost of inventories sold and services provided	(356,479)	(330,069)	(334,485)

Gross profit	802,130	929,972	1,008,205
Other revenues	3,058	4,550	1,917
Network costs	(255,744)	(270,070)	(303,577)
Depreciation	(228,645)	(233,293)	(256,393)
Rent and related costs	(38,264)	(46,284)	(61,074)
Salaries and related costs	(128,889)	(152,020)	(243,890)
Advertising, promotion and other selling costs	(82,636)	(105,976)	(127,798)
Other operating costs	(39,126)	(45,020)	(60,078)

Profit/(Loss) from operations	31,884	81,859	(42,688)
Interest income	218	2,526	3,553
Finance costs	(26,300)	(52,787)	(59,520)
Share of losses from a joint venture	(258)	(4,426)	(18,609)

Profit/(Loss) for the year	5,544	27,172	(117,264)

Earnings/(Loss) per share (basic and diluted)	0.2 cents	0.9 cents	(3.9 cents)

EBITDA	260,529	315,152	213,705

APPENDIX I	FINANCIAL INFORMATION ON THE SUNDAY GROUP

Consolidated Balance Sheet

	As at 31st December,
	2004	2003	2002
	HK$’000	HK$’000	HK$’000

Non-current assets
Fixed assets	1,228,316	1,101,899	1,213,897
Investment in a joint venture	—	—	3,322
Prepayment of 3G licence fees	41,667	91,667	141,667
Restricted cash deposits	1,130	1,699	1,682

	1,271,113	1,195,265	1,360,568

Current assets
Inventories	13,868	11,621	9,995
Trade receivables	73,665	81,069	87,409
Prepayment of 3G licence fees	50,000	50,000	50,000
Deposits, prepayments and other receivables	108,831	82,677	96,355
Restricted cash deposits	—	209,643	156,939
Bank balances and cash	114,565	102,413	49,577

	360,929	537,423	450,275

Current liabilities
Trade payables	60,227	71,600	56,348
Other payables and accrued charges	205,841	152,791	171,313
Subscriptions received in advance	68,847	87,567	123,469
Current portion of long-term loans and
obligations under finance leases	—	296,368	238,629

	334,915	608,326	589,759

Net current assets/(liabilities)	26,014	(70,903)	(139,484)

	1,297,127	1,124,362	1,221,084

Financed by:
Share capital	299,000	299,000	299,000
Reserves	404,448	398,904	371,732

Shareholders’ equity	703,448	697,904	670,732

Long-term liabilities
Long-term loans	592,740	425,000	546,825
Subscriptions received in advance	939	1,458	3,527

	593,679	426,458	550,352

	1,297,127	1,124,362	1,221,084

APPENDIX I	FINANCIAL INFORMATION ON THE SUNDAY GROUP

2.      FINANCIAL INFORMATION

     Set out below are the consolidated profit and loss accounts of the SUNDAY Group for each of the two years ended 31st December, 2004 and 2003 and the consolidated balance sheets as at 31st December, 2004 and 2003 together with the relevant notes thereto as extracted from SUNDAY’s audited accounts prepared in accordance with accounting principles generally accepted in Hong Kong and in compliance with accounting standards issued by the Hong Kong Institute of Certified Public Accountants, as set out in SUNDAY’s annual report for the year ended 31st December, 2004.

Consolidated Profit and Loss Account
For the year ended 31st December, 2004

		2004	2004	2003
	Notes	US$’000	HK$’000	HK$’000

Mobile services		132,739	1,031,689	1,150,570
Sales of mobile phones and accessories		16,330	126,920	109,471

Turnover	4	149,069	1,158,609	1,260,041
Cost of inventories sold and services provided	5	(45,865)	(356,479)	(330,069)

Gross profit		103,204	802,130	929,972

Other revenues		393	3,058	4,550
Network costs		(32,905)	(255,744)	(270,070)
Depreciation	15	(29,418)	(228,645)	(233,293)
Rent and related costs		(4,923)	(38,264)	(46,284)
Salaries and related costs	13	(16,583)	(128,889)	(152,020)
Advertising, promotion and other selling costs		(10,632)	(82,636)	(105,976)
Other operating costs		(5,034)	(39,126)	(45,020)

Profit from operations	4, 6	4,102	31,884	81,859

Interest income		28	218	2,526
Finance costs	7	(3,384)	(26,300)	(52,787)
Share of losses from a joint venture	16	(33)	(258)	(4,426)

Profit for the year	9	713	5,544	27,172

Earnings per share (basic and diluted)	10	0.02 cents	0.2 cents	0.9 cents

EBITDA	11	33,520	260,529	315,152

APPENDIX I	FINANCIAL INFORMATION ON THE SUNDAY GROUP

Consolidated Balance Sheet
As at 31st December, 2004

		2004	2004	2003
	Notes	US$’000	HK$’000	HK$’000

Non-current assets
Fixed assets	15	158,038	1,228,316	1,101,899
Investment in a joint venture	16	—	—	—
Prepayment of 3G licence fees	17	5,361	41,667	91,667
Restricted cash deposits	18	145	1,130	1,699

		163,544	1,271,113	1,195,265

Current assets
Inventories	19	1,784	13,868	11,621
Trade receivables	20	9,478	73,665	81,069
Prepayment of 3G licence fees	17	6,433	50,000	50,000
Deposits, prepayments and other receivables		14,003	108,831	82,677
Restricted cash deposits	18	—	—	209,643
Bank balances and cash		14,740	114,565	102,413

		46,438	360,929	537,423

Current liabilities
Trade payables	21	7,749	60,227	71,600
Other payables and accrued charges		26,484	205,841	152,791
Subscriptions received in advance		8,858	68,847	87,567
Current portion of long-term loans	23	—	—	296,368

		43,091	334,915	608,326

Net current assets/(liabilities)		3,347	26,014	(70,903)

		166,891	1,297,127	1,124,362

Financed by:
Share capital	22	38,470	299,000	299,000
Reserves		52,037	404,448	398,904

Shareholders’ equity		90,507	703,448	697,904

Long-term liabilities
Long-term loans	23	76,263	592,740	425,000
Subscriptions received in advance		121	939	1,458

		76,384	593,679	426,458

		166,891	1,297,127	1,124,362

APPENDIX I	FINANCIAL INFORMATION ON THE SUNDAY GROUP

Company Balance Sheet
As at 31st December, 2004

		2004	2004	2003
	Notes	US$’000	HK$’000	HK$’000

Non-current assets
Investments in subsidiaries	29	302,213	2,348,891	2,360,501

Current assets
Prepayments and other receivables		149	1,163	530
Bank balances and cash		10	77	77

		159	1,240	607
Current liabilities
Other payables and accrued charges		163	1,269	2,129

Net current liabilities		(4)	(29)	(1,522)

		302,209	2,348,862	2,358,979

Financed by:

Share capital	22	38,470	299,000	299,000
Reserves		263,739	2,049,862	2,059,979

Shareholders’ equity		302,209	2,348,862	2,358,979

APPENDIX I	FINANCIAL INFORMATION ON THE SUNDAY GROUP

Statements of Changes in Shareholders’ Equity
For the year ended 31st December, 2004

Group

		Reserve
		arising			Total
	Share	from the	Share	Accumulated	shareholders’
	capital	Reorganisation	premium	losses	equity
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000

As at 1st January, 2003	299,000	1,254,000	2,124,424	(3,006,692)	670,732
Profit for the year	—	—	—	27,172	27,172

As at 31st December, 2003	299,000	1,254,000	2,124,424	(2,979,520)	697,904

As at 1st January, 2004	299,000	1,254,000	2,124,424	(2,979,520)	697,904
Profit for the year	—	—	—	5,544	5,544

As at 31st December, 2004	299,000	1,254,000	2,124,424	(2,973,976)	703,448

Company

					Total
		Share	Share	Accumulated	shareholders’
		capital	premium	losses	equity
		HK$’ 000	HK$’ 000	HK$’ 000	HK$’ 000

As at 1st January, 2003		299,000	2,124,424	(55,044)	2,368,380
Loss for the year		—	—	(9,401)	(9,401)

As at 31st December, 2003		299,000	2,124,424	(64,445)	2,358,979

As at 1st January, 2004		299,000	2,124,424	(64,445)	2,358,979
Loss for the year		—	—	(10,117)	(10,117)

As at 31st December, 2004		299,000	2,124,424	(74,562)	2,348,862

APPENDIX I	FINANCIAL INFORMATION ON THE SUNDAY GROUP

Consolidated Cash Flow Statement
For the year ended 31st December, 2004

		2004	2004	2003
	Notes	US$’000	HK$’000	HK$’000

Net cash inflow from operating activities	24(a)	23,791	184,907	241,914

Investing activities
Advance to a joint venture		(33)	(258)	(1,104)
Purchases of fixed assets		(18,449)	(143,387)	(73,409)
Proceeds from disposals of fixed assets		21	163	66
Decrease/(Increase) in restricted cash deposits		27,046	210,212	(52,721)
Payment of financing costs	7	(593)	(4,611)	—

Net cash inflow/(outflow) from investing activities		7,992	62,119	(127,168)

Net cash inflow before financing		31,783	247,026	114,746

Financing activities	24(b)
Repayment of bank loans		(30,879)	(240,000)	(180,000)
Repayment of vendor loans — Nortel	23	(61,928)	(481,324)	(134,550)
Repayment of long-term vendor loans — Huawei	23	(9,650)	(75,000)	—
Increase in vendor loans — Nortel	23	—	—	252,778
Increase in long-term vendor loans — Huawei	23	73,713	572,917	—
Payment of deferred charges		(1,475)	(11,467)	—
Capital element of finance lease payments		—	—	(138)

Net cash outflow from financing		(30,219)	(234,874)	(61,910)

Increase in cash and cash equivalents		1,564	12,152	52,836
Cash and cash equivalents at 1st January		13,176	102,413	49,577

Cash and cash equivalents at 31st December		14,740	114,565	102,413

Analysis of balances of cash and cash equivalents
Bank balances and cash		14,740	114,565	102,413

APPENDIX I	FINANCIAL INFORMATION ON THE SUNDAY GROUP

Notes to the Accounts

1	BASIS OF PREPARATION

     The accounts have been prepared under the historical cost convention and in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”).

2	RECENTLY ISSUED ACCOUNTING STANDARDS

     The HKICPA has issued a number of new and revised Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards and related interpretations (“new HKFRSs”) which are effective for accounting periods beginning on or after 1st January, 2005. The Group has not early adopted these new HKFRSs in the financial statements for the year ended 31st December, 2004. The Group has already commenced an assessment of the impact of these new HKFRSs but is not yet in a position to state whether these new HKFRSs would have a significant impact on its results of operations and financial position.

3	PRINCIPAL ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of these accounts are set out below.

(a)	Group accounting

(i)	Consolidation

     The consolidated accounts of the Group incorporate the accounts of the Company and its subsidiaries made up to 31st December. Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; has the power to govern the financial and operating policies; to appoint or remove the majority of the members of the board of directors; or to cast a majority of votes at the meetings of the board of directors. The results of subsidiaries acquired or disposed of during the year are included in the consolidated profit and loss account from the effective date of acquisition or up to the effective date of disposal as appropriate.

     All significant intercompany transactions and balances within the Group are eliminated on consolidation.

     In the Company’s balance sheet, the investments in subsidiaries are stated at cost less provision for any impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

(ii)	Joint venture

     A joint venture is a contractual arrangement whereby the Group and other parties undertake an economic activity which is subject to joint control and none of the participating parties has unilateral control over the economic activity.

     The consolidated profit and loss account includes the Group’s share of the results of the joint venture for the year, and the consolidated balance sheet includes the Group’s share of the net assets of the joint venture.

     When an indication of impairment exists, the carrying amount of the investment in joint venture is assessed and written down immediately to its recoverable amount.

APPENDIX I	FINANCIAL INFORMATION ON THE SUNDAY GROUP

(b)	Revenue recognition

The Group recognises revenues on the following bases:

(i)	Mobile services

     Revenue from mobile services comprises connection fees and fees for usage of the Group’s network and facilities by SUNDAY subscribers and international calls by such subscribers from mobile phones. Connection fee revenue is recognised when received upon completion of activation services. Subscribers pay monthly fees for usage of the Group’s network and facilities which include an agreed minimum amount of free airtime available for local and international calls. Fees for airtime in excess of the agreed minimum and international calls are charged based on usage. Revenue for usage of the Group’s network and facilities is recognised in the period in which usage of such network and facilities is provided and collectibility can be reasonably assured. Revenue in respect of international calls and mobile airtime in excess of the minimum agreed amount is recognised when the respective calls are made and collectibility can be reasonably assured.

     Subscriptions received in advance comprises pre-paid subscription fees received from subscribers and the up-front subscription fees received from subscribers upon purchase of mobile phones. They are for provision of mobile airtime and access to the Group’s network for an agreed period of time in accordance with the terms of the sales and services agreements and are deferred and amortised on the straight-line basis over the agreed period, except for prepaid subscription fees from pre-paid mobile services which are recognised as revenue based on usage of the Group’s network and facilities.

(ii)	Sales of mobile phones and accessories

Revenue from sales of mobile phones and accessories is recognised when the mobile phones and accessories are delivered to customers and collectibility can be reasonably assured. Where a customer signs a sales and services agreement in connection with the purchase of a mobile phone and accessories from the Group and the provision of mobile services, revenue in respect of the service element of the agreement is recognised based on the fair value of the service element, which is the price the Group charges to customers who subscribe for mobile services only, without purchase of a mobile phone and accessories. The remainder of the total revenues from the agreement is allocated to revenue from sale of the mobile phone and accessories.

(iii)	Interest income

Interest income is recognised on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.

(c)	Subscriber acquisition costs

The direct costs of acquisition of subscribers, which comprise the loss on sales of mobile phones and accessories to the Group and commission expenses, are expensed as incurred. Revenue and cost of sales in respect of sales of mobile phones and accessories are included in revenue from sales and cost of sales of mobile phones and accessories, respectively. Commission expenses are included in advertising, promotion and other selling costs.

(d)	Advertising and promotion costs

Advertising and promotion costs are charged to the consolidated profit and loss account as incurred.

APPENDIX I	FINANCIAL INFORMATION ON THE SUNDAY GROUP

(e)	Warranty costs

The Group is provided with warranties from certain manufacturers in respect of such manufacturers’ defects on mobile phones and accessories. The Group provides warranties to customers upon sales of such mobile phones and accessories with similar terms and conditions to the warranties offered by the manufacturers.

(f)	Borrowing costs

     Borrowing costs that are directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use are capitalised as part of the cost of that asset.

     All other borrowing costs are charged to the consolidated profit and loss account in the year in which they are incurred.

(g)	Employee benefits

(i)	Employee leave entitlements

Employee entitlements to annual leave are recognised as they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date.

(ii)	Bonus plans

     The expected bonus payments are recognised as a liability when the Group has a present legal or constructive obligation as a result of services rendered by employees and a reliable estimate of the obligation can be made.

     Liabilities for bonus plans are expected to be settled within 12 months and are measured at the amounts expected to be paid when they are settled.

(iii)	Retirement benefit costs

The Group’s contributions to the defined contribution retirement schemes are expensed as incurred and are reduced by contributions forfeited by those employees who leave the schemes prior to vesting fully in the contributions. The assets of the schemes are held separately from those of the Group in independently administered funds of the respective schemes.

(h)	Deferred taxation

     Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the accounts. Taxation rates enacted or substantively enacted by the balance sheet date are used to determine deferred taxation.

     Deferred tax assets are only recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

     Deferred taxation is provided on temporary differences arising from depreciation on fixed assets, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

APPENDIX I	FINANCIAL INFORMATION ON THE SUNDAY GROUP

(i)	Fixed assets

Fixed assets are stated at cost less accumulated depreciation and accumulated impairment losses, if any. Depreciation of fixed assets is calculated to write off their cost over their estimated useful lives, using the straight-line basis. Estimated useful lives are summarised as follows:

Network equipment	Shorter of 10 years or lease period of 1 to 3 years
Computer equipment	Shorter of 5 years or lease period of 1 to 3 years
Leasehold improvements	Lease period of 2 to 10 years
Furniture and fixtures	5 years
Office equipment	5 years
Motor vehicles	5 years

     The cost of the network equipment comprises (i) the purchase cost of network assets and equipment and direct expenses in respect of the development of the network; and (ii) the minimum annual fees payable prior to the launch of 3G commercial services, and are depreciated over the shorter of the remaining 3G licence period or their estimated useful lives.

     Major costs incurred in restoring fixed assets to their normal working condition are charged to the consolidated profit and loss account. Improvements are capitalised and depreciated over their expected useful lives to the Group.

     At each balance sheet date, both internal and external sources of information are considered to assess whether there are any indications that fixed assets are impaired. If any such indications exist, the recoverable amounts of the fixed assets are estimated and, where relevant, impairment losses are recognised to reduce the fixed assets to the recoverable amounts. Such impairment losses are recognised in the consolidated profit and loss account.

     The gain or loss on disposal of a fixed asset is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognised in the consolidated profit and loss account.

(j)	Assets under leases

(i)	Finance leases

     Leases that substantially transfer to the Group all the risks and rewards of ownership of assets are accounted for as finance leases. At the inception of a finance lease, the fair value of the asset is recorded together with the obligation, excluding the interest element, to pay future rentals.

     Payments to the lessor are treated as consisting of capital and interest elements. Finance charges are charged to the profit and loss account in proportion to the capital balances outstanding.

     Assets held under finance leases are depreciated over the shorter of their estimated useful lives or lease periods.

(ii)	Operating leases

Leases where substantially all the risks and rewards of ownership of assets remain with the leasing company are accounted for as operating leases. Rentals applicable to such operating leases are charged to the profit and loss account on the straight-line basis over the lease terms.

APPENDIX I	FINANCIAL INFORMATION ON THE SUNDAY GROUP

(k)	Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is calculated on the weighted average basis. Net realisable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

(l)	Trade receivables

Provision is made against trade receivables to the extent that they are considered to be doubtful. Trade receivables in the balance sheet are stated net of such provision.

(m)	Refundable deposits

Refundable deposits are received from customers who require mobile international calls and roaming services. The refundable deposits are retained by the Group and are included in other payables and accrued charges for as long as the customers require these services.

(n)	Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand and deposits held at call with banks.

(o)	Translation of foreign currencies

     Transactions in foreign currencies during the year are translated into Hong Kong dollars at the rates of exchange ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are incorporated into the accounts by translating foreign currencies into Hong Kong dollars at rates of exchange ruling at the balance sheet date. All exchange differences arising are included in the consolidated profit and loss account.

     The balance sheets of subsidiaries and a joint venture expressed in foreign currencies are translated at the rates of exchange ruling at the balance sheet date while the profit and loss account is translated at an average rate. Exchange differences are dealt with as a movement in reserves.

(p)	Facility transaction costs and deferred charges

     Facility transaction costs are incremental costs that are directly attributable to the borrowing of long-term loans.

     Facility transaction costs include fees and commissions paid to agents, advisers, brokers, and dealers; levies by regulatory agencies and securities exchanges; and transfer taxes and duties, if applicable. Facility transaction costs do not include debt premiums or discounts, financing costs, or allocations of internal administrative or holding costs.

     Long-term loans are recognised initially at their cost which is the fair value of the consideration received in respect thereof. Facility transaction costs are included in the initial measurement of loans, and are presented as deferred charges which are offset against loans and amortised using the straight-line method over the expected loan periods.

(q)	Convenience translations

The consolidated profit and loss account and consolidated cash flow statement for the year ended 31st December, 2004, and the consolidated balance sheet and company balance sheet as at 31st December, 2004 contain certain translations of Hong Kong dollars to U.S. dollars at the rate of HK$7.7723 to the U.S. dollar. Such translations should not be construed as representations that the Hong Kong dollar amounts represent, have been or could have been converted into U.S. dollars at that or any other rate.

APPENDIX I	FINANCIAL INFORMATION ON THE SUNDAY GROUP

4	SEGMENT INFORMATION

The Group is principally engaged in two business segments in Hong Kong, namely, mobile services and sales of mobile phones and accessories.

	Mobile services 2004 HK$’000	Sales of mobile phones and accessories 2004 HK$’000	Group 2004 HK$’000

Turnover	1,031,689	126,920	1,158,609

Profit/(Loss) from operations	82,081	(50,197)	31,884

Interest income			218
Finance costs			(26,300)
Share of losses from a joint venture			(258)

Profit for the year			5,544

Segment assets	1,482,478	33,870	1,516,348
Unallocated assets			115,694

Total assets			1,632,042

Segment liabilities	312,970	13,395	326,365
Unallocated liabilities			602,229

Total liabilities			928,594

Capital expenditure	353,346	2,217	355,563
Depreciation	(226,595)	(2,050)	(228,645)

APPENDIX I	FINANCIAL INFORMATION ON THE SUNDAY GROUP

	Mobile services 2003 HK$’000	Sales of mobile phones and accessories 2003 HK$’000	Group 2003 HK$’000

Turnover	1,150,570	109,471	1,260,041

Profit/(Loss) from operations	142,935	(61,076)	81,859

Interest income			2,526
Finance costs			(52,787)
Share of losses from a joint venture			(4,426)

Profit for the year			27,172

Segment assets	1,389,052	29,757	1,418,809
Unallocated assets			313,879

Total assets			1,732,688

Segment liabilities	291,723	20,379	312,102
Unallocated liabilities			722,682

Total liabilities			1,034,784

Capital expenditure	119,934	1,841	121,775
Depreciation	(227,186)	(6,107)	(233,293)

     There are no sales or other transactions between the business segments. Segment assets consist primarily of fixed assets, inventories, trade receivables, deposits and prepayments and mainly exclude unallocated cash. Segment liabilities comprise operating liabilities and mainly exclude unallocated long-term loans. Capital expenditure comprises additions to fixed assets (Note 15).

5	COST OF INVENTORIES SOLD AND SERVICES PROVIDED

     Cost of inventories sold represents the cost of mobile phones and accessories sold. Cost of services provided represents interconnection charges, cost of out-bound roaming services, provision for doubtful debts, billing materials charges, bill collection charges, cost of prepaid cards and revenue sharing expenses.

APPENDIX I	FINANCIAL INFORMATION ON THE SUNDAY GROUP

6	PROFIT FROM OPERATIONS

Profit from operations is stated after charging and crediting the following:

	2004	2003
	HK$’000	HK$’000

Charging:

Write-down of inventories to net realisable value	4,389	1,159
Cost of inventories sold	143,915	133,315
Depreciation:
Owned fixed assets	228,645	233,055
Leased fixed assets	—	238
Loss on disposals of fixed assets	338	414
Operating lease charges:
Land and buildings, including transmission sites	182,383	195,945
Leased lines	58,638	73,283
Provision for doubtful debts	25,573	30,228
Auditors’ remuneration
Audit services	1,288	1,100
Audit-related services	248	251
Other permitted services	368	198
	1,904	1,549
Crediting:

Net exchange gains	194	614

     During the year ended 31st December, 2004, the Group incurred operating expenses of HK$70,738,000 in relation to the development of its 3G business, out of which HK$29,965,000 have been capitalized as fixed assets (Note 15). The remainder has been included in the Group’s results before arriving at the profit from operations.

APPENDIX I	FINANCIAL INFORMATION ON THE SUNDAY GROUP

7	FINANCE COSTS

	2004	2003
	HK$’000	HK$’000

Interest on bank loans	434	24,718
Interest on vendor loans:
Wholly repayable within five years	983	27,579
Not wholly repayable within five years	18,632	—
Interest element of finance lease payments	—	17
Other incidental borrowing costs	11,794	473

Total financing costs incurred	31,843	52,787

Amounts capitalised in fixed assets in the course of construction
Interest expenses (Note 24(c))	(932)	—
Other incidental borrowing costs	(4,611)	—

Total financing costs capitalised	(5,543)	—

	26,300	52,787

      Interest expenses capitalised in fixed assets were incurred for the loan drawn down of equipment supply facility.

      Other incidental borrowing costs mainly represented commitment fees, finance charges and amortisation of deferred charges incurred for acquiring the long-term loans.

8	TAXATION

      No provision for Hong Kong profits tax and overseas taxation has been made as the Group had sufficient tax losses brought forward to set off against the assessable profits for the year (2003: Nil).

APPENDIX I	FINANCIAL INFORMATION ON THE SUNDAY GROUP

      The taxation charge on the Group’s profit for the year differs from the theoretical amount that would arise using the applicable taxation rate of 17.5% (2003: 17.5%) as follows:

	2004	2003
	HK$’000	HK$’000

Profit for the year	5,544	27,172

Taxation charge at the applicable rate of 17.5% (2003: 17.5%)	970	4,755
Add/(Deduct) tax effects of:
Income not subject to taxation	(36)	(303)
Expenses not deductible for taxation purposes	3,308	3,713
Reversal of temporary differences arising from
accelerated depreciation	24,602	22,224
Utilisation of previously unrecognised tax losses	(28,844)	(30,389)

Taxation charge	—	—

9	PROFIT FOR THE YEAR

      Profit for the year includes a loss of HK$10,117,000 (2003: HK$9,401,000) which has been dealt with in the accounts of the Company.

10	EARNINGS PER SHARE

(a)	Basic earnings per share

      The calculation of basic earnings per share is based on the Group’s profit for the year of HK$5,544,000 (2003: HK$27,172,000) and the 2,990,000,000 shares (2003: 2,990,000,000 shares) in issue during the year.

(b)	Diluted earnings per share

There is no dilutive effect upon exercise of the share options on the earnings per share for the years ended 31st December, 2004 and 2003 since the exercise prices for the share options were above the average fair value of the shares.

11	EBITDA

      EBITDA represents earnings of the Group before interest income, finance costs, taxation, depreciation, amortisation and share of losses from a joint venture.

APPENDIX I	FINANCIAL INFORMATION ON THE SUNDAY GROUP

12	RETIREMENT BENEFIT COSTS

     Pursuant to a trust deed entered into by the Group on 1st April, 1998, the Group has set up a defined contribution scheme to provide retirement benefits for its employees in Hong Kong with retrospective effect from 1st July, 1997 (the “Retirement Scheme”).

     All permanent full time employees in Hong Kong were eligible to join the Retirement Scheme before the Mandatory Provident Fund (“MPF”) Scheme was set up on 1st December, 2000. Under the Retirement Scheme, the employees were required to choose to contribute either nil or 5% of their monthly salaries. The Group’s contributions were calculated at 5% of the employee’s salaries.

With effect from 1st December, 2000, the Group set up another defined contribution scheme, the MPF Scheme, for all the eligible employees of the Group in Hong Kong including the employees under the Retirement Scheme. The contributions from the employees and employer are made to the MPF Scheme only and are no longer made to the Retirement Scheme.

     Under the MPF Scheme, the employees are required to contribute 5% of their monthly salaries up to a maximum of HK$1,000 and they can choose to make additional contributions. The Group’s monthly contributions are calculated at 5% of the employee’s monthly salaries up to a maximum of HK$1,000 (the “mandatory contributions”). The Group makes certain additional contributions if the employee’s monthly salaries exceed HK$20,000 (the “voluntary contributions”).

     Under the MPF Scheme, the employees are entitled to 100% of the employer’s mandatory contributions upon their retirement at the age of 65 years old, death or total incapacity. The employees are entitled to 100% of the Group’s voluntary contributions after seven years of completed service or at a reduced scale of the Group’s voluntary contributions after completion of two to six years of service.

     Under the Retirement Scheme, the employees are entitled to 100% of the employer’s contributions after seven years of completed service, or at a reduced scale after completion of two to six years of service. Forfeited contributions are to be refunded to the Group under both the MPF Scheme and the Retirement Scheme.

     The pension scheme which covers the employees in the People’s Republic of China (“PRC”) is a defined contribution scheme at various applicable rates of monthly salary that are in accordance with the local practice and regulations.

     The Group’s contributions to the above schemes are as follows:

	2004	2003
	HK$’000	HK$’000

Gross employer ’s contributions	7,171	7,313
Less: Forfeited contributions utilised	(649)	(1,951)

Net employer ’s contributions charged to the consolidated
profit and loss account (Note 13)	6,522	5,362

     Contributions payable as at 31st December, 2004 amounted to HK$573,000 (2003: HK$545,000). Forfeited contributions not utilised and available to reduce future contributions as at 31st December, 2004 were HK$8,000 (2003: HK$7,000). The scheme assets are held separately from those of the Group under respective provident funds managed by independent administrators.

APPENDIX I	FINANCIAL INFORMATION ON THE SUNDAY GROUP

13	SALARIES AND RELATED COSTS

     Salaries and related costs for the years ended 31st December, 2004 and 2003, including directors’fees and emoluments (Note 14), are as follows:

	2004	2003
	HK$’000	HK$’000

Salaries, bonuses and allowances	122,367	145,348
Retirement scheme contributions (Note 12)	6,522	5,362
Termination benefits	—	1,310

	128,889	152,020

14	DIRECTORS’ AND MANAGEMENT EMOLUMENTS

(a)	Directors’ emoluments

The aggregate amounts of emoluments to directors of the Company are as follows:

		2004			2003
		Salary, other	Retirement
		allowances and	scheme
Director	Fees	benefits-in-kind	contributions	Total	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000

Richard John Siemens	—	1,500	30	1,530	1,630
Edward Wai Sun Cheng	—	1,500	30	1,530	1,630
William Bruce Hicks	—	3,976	30	4,006	4,060
Kuldeep Saran	—	1,500	30	1,530	1,630
Andrew Chun Keung Leung	—	1,500	30	1,530	1,630
John William Crawford (Note 1)	200	—	—	200	28
Henry Michael Pearson Miles	200	—	—	200	200
Simon Murray (Note 2)	146	—	—	146	200
Robert John Richard Owen	200	—	—	200	200
Kenneth Michael Katz (Note 3)	—	—	—	—	—
Hongqing Zheng	—	—	—	—	—

	746	9,976	150	10,872	11,208

Notes:

(1)	Appointed on 10th November, 2003.

(2)	Resigned on 24th September, 2004.

(3)	Appointed on 16th January, 2004.

APPENDIX I	FINANCIAL INFORMATION ON THE SUNDAY GROUP

The emoluments of the directors fell within the following bands:

	Number of directors
Emolument bands	2004	2003

Nil — HK$1,000,000	6	8
HK$1,500,001 — HK$2,000,000	4	4
HK$4,000,001 — HK$4,500,000	1	1

During the year no options were granted to or exercised by the directors (2003: Nil).

(b)	Five highest paid individuals

The five individuals whose emoluments were the highest in the Group for the year include one (2003: two) director whose emoluments are reflected in the analysis presented above. The emoluments payable to the remaining four (2003: three) individuals during the year are as follows:

	2004	2003
	HK$’000	HK$’000

Salaries, other allowances and benefits-in-kind	6,550	4,653
Retirement scheme contributions	120	78
Compensation for loss of office — contractual payment	168	754

	6,838	5,485

The emoluments of these four (2003: three) individuals fell within the following bands:
	Number of individuals
Emolument bands	2004	2003
(including compensation for loss of office)

HK$1,500,001 — HK$2,000,000	4	2
HK$2,000,001 — HK$2,500,000	—	1

APPENDIX I	FINANCIAL INFORMATION ON THE SUNDAY GROUP

15	FIXED ASSETS

Group

	Network	Furniture	Office	Computer	Motor	Leasehold
	equipment	and fixtures	equipment	equipment	vehicles	improvements	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000

Cost
At 1st January, 2004	1,940,678	6,649	17,972	222,992	2,437	319,966	2,510,694
Additions (Note 17)	298,398	375	605	12,921	287	42,977	355,563
Disposals	(505)	(14)	(1,092)	(189)	—	(6,871)	(8,671)

At 31st December, 2004	2,238,571	7,010	17,485	235,724	2,724	356,072	2,857,586

Accumulated depreciation
At 1st January, 2004	912,906	5,200	11,988	200,212	1,910	276,579	1,408,795
Charge for the year	191,180	810	2,120	11,544	236	22,755	228,645
Disposals	(282)	(13)	(912)	(187)	—	(6,776)	(8,170)

At 31st December, 2004	1,103,804	5,997	13,196	211,569	2,146	292,558	1,629,270

Net book value
At 31st December, 2004	1,134,767	1,013	4,289	24,155	578	63,514	1,228,316

At 31st December, 2003	1,027,772	1,449	5,984	22,780	527	43,387	1,101,899

At 31st December, 2004, all fixed assets were pledged as security for the vendor loan facilities of the Group (Note 23).

Expenditures of HK$29,965,000 and borrowing costs of HK$5,543,000 were capitalised as fixed assets in the course of constructing the 3G network (2003: Nil).

16	INVESTMENT IN A JOINT VENTURE

	Group
	2004	2003
	HK$’000	HK$’000

Share of net liabilities	(4,192)	(4,000)
Advance	6,589	6,331
Provision for impairment loss	(2,397)	(2,331)

	—	—

APPENDIX I	FINANCIAL INFORMATION ON THE SUNDAY GROUP

Details of the joint venture as at 31st December, 2004 are as follows:

				Principal activities and
Name	Nature	Place of incorporation	Voting power	place of operation

Atria Limited	Corporate	Hong Kong	50%	Inactive

     The advance to Atria Limited is unsecured, interest-free and has no fixed repayment terms.

     For the year ended 31st December, 2004, the Group recognised the share of losses from a joint venture of HK$258,000 (2003: HK$4,426,000) in the consolidated profit and loss account. The amounts included share of net liabilities of HK$192,000 (2003: HK$2,095,000) and additional provision for impairment of HK$66,000 (2003: HK$2,331,000).

     The Group regularly performs an assessment on its investment in and advances to the joint venture with reference to the expected recoverability. As of 31st December, 2004, a provision of HK$2,397,000 (2003: HK$2,331,000) was considered necessary to write down the carrying value of these assets.

17	PREPAYMENT OF 3G LICENCE FEES

	Group
	2004	2003
	HK$’000	HK$’000

At 1st January	141,667	191,667
Amount capitalised as fixed assets	(50,000)	(50,000)

At 31st December	91,667	141,667

Classified as:
Current assets	50,000	50,000
Non-current assets	41,667	91,667

	91,667	141,667

     In 2001, the Group paid an amount of HK$250,000,000, equivalent to the aggregate of the first five years’ annual fees for its 3G licence, to the Office of Telecommunications Authority (“OFTA”). For the remaining 10 years of the 3G licence, the fees payable shall be the higher of 5% of the turnover attributable to the provision of 3G services and the Minimum Annual Fees (as defined in the 3G licence) for each year of the 3G licence. The total Minimum Annual Fees over the remaining term of the 3G licence is HK$1,056,838,000. As at 31st December, 2004, the net present value of which, at an assumed cost of capital to the Group at 9%, is HK$532,460,000.

     In accordance with the 3G licence, on 22nd October each year, the Group is required to provide additional performance bond(s) during the licence period such that the total amount of such performance bond(s) and the Minimum Annual Fees prepaid is equivalent to the next five years’ Minimum Annual Fees due (or the remaining Minimum Annual Fees due where less than five years remains). On 22nd October, 2004, the Group provided a performance bond through drawdown of a 3G performance bond facility in an aggregate amount of the 6th, 7th and 8th years’ Minimum Annual Fees (Note 26).

APPENDIX I	FINANCIAL INFORMATION ON THE SUNDAY GROUP

18	RESTRICTED CASH DEPOSITS

     As at 31st December, 2004, a bank deposit of HK$1,130,000 (2003: HK$1,699,000) has been pledged to a bank in return for a bank guarantee issued in respect of the use of facilities at the Hong Kong International Airport for the provision of mobile services. The guarantee will expire in March 2007.

     No restricted cash deposit was required as at 31st December, 2004 under the conditions of the long-term loans (2003: HK$209,643,000).

19	INVENTORIES
The carrying values of the inventories are as follows:

	Group
	2004	2003
	HK$’000	HK$’000

Mobile phones and accessories:
Cost	22,414	15,940
Less: Provisions	(8,546)	(4,319)

	13,868	11,621

     As at 31st December, 2004, the carrying amount of inventories that are stated at net realisable value amounted to HK$8,173,000 (2003: HK$8,281,000).

     All inventories were pledged as security for the vendor loan facilities of the Group (Note 23).

20	TRADE RECEIVABLES

     The Group allows an average credit period of 30 days to its trade debtors. The ageing analysis of the trade receivables, net of provision is as follows:

	Group
	2004	2003
	HK$’000	HK$’000

0-30 days	52,840	56,107
31-60 days	13,547	15,243
61-90 days	5,993	8,430
Over 90 days	1,285	1,289

	73,665	81,069

      All trade receivables were pledged as security for the vendor loan facilities of the Group (Note 23).

APPENDIX I	FINANCIAL INFORMATION ON THE SUNDAY GROUP

21	TRADE PAYABLES

The ageing analysis of the trade payables is as follows:

	Group
	2004	2003
	HK$’000	HK$’000

0-30 days	35,476	30,974
31-60 days	7,818	19,436
61-90 days	5,708	3,307
Over 90 days	11,225	17,883

	60,227	71,600

22	SHARE CAPITAL
	2004	2003
	HK$’000	HK$’000

Authorised:
10,000,000,000 (2003: 10,000,000,000) ordinary shares
of HK$0.10 each	1,000,000	1,000,000

Issued and fully paid:
2,990,000,000 (2003: 2,990,000,000) ordinary shares
of HK$0.10 each	299,000	299,000

     Share option scheme

     On 1st March, 2000, the shareholders of the Company approved and adopted a share option scheme (the “Share Option Scheme”). Subject to earlier termination by the Company in a general meeting of shareholders, the Share Option Scheme will remain in force for 10 years from its adoption date.

     On 22nd May, 2002, the shareholders of the Company approved the adoption of a new share option scheme (the “New Option Scheme”) and the termination of the operation of the Share Option Scheme. Upon the termination of the Share Option Scheme, no further options will be granted thereunder but the provisions of the Share Option Scheme will remain in full force and effect in respect of the existing options granted.

     Under the New Option Scheme, the board may, in its discretion, grant options to any director, employee, consultant, customer, supplier, agent, partner, shareholder or adviser of or contractor to the Group or a company in which the Group holds an interest or a subsidiary of such company. Each grant of options to a director, chief executive or substantial shareholder or any of their respective associates must be approved in accordance with the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

     The exercise price for any particular option under the New Option Scheme will be determined by the board but will be not less than the highest of: (i) the closing price of shares on the date of grant of the option; (ii) an amount equivalent to the average closing price of a share for the five business days immediately preceding the date of grant of the option; and (iii) the nominal share value.

APPENDIX I	FINANCIAL INFORMATION ON THE SUNDAY GROUP

     The maximum number of shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under both the New Option Scheme and Share Option Scheme must not, in aggregate, exceed 30% of the shares of the Company in issue.

     The total number of shares available for issue under options which may be granted under the New Option Scheme (excluding those options that have been granted by the Company prior to the date of approval of the New Option Scheme) must not, in aggregate, exceed 10% of the issued share capital of the Company as at the date of approval of the New Option Scheme (“Scheme Mandate Limit”). The Scheme Mandate Limit may be refreshed by shareholders of the Company in general meeting provided that the Scheme Mandate Limit so refreshed must not exceed 10% of the issued share capital of the Company at the date of approval of the refreshment by the shareholders. The board may also seek separate shareholders’ approval in general meeting to grant options beyond the Scheme Mandate Limit (whether or not refreshed) provided that the options in excess of the Scheme Mandate Limit are granted only to the eligible participants specified by the Company before such approval is sought.

     No option may be granted under the New Option Scheme to any eligible participant which, if exercised in full, would result in the total number of shares issued and to be issued upon exercise of the options already granted or to be granted to such eligible participant (including exercised, cancelled and outstanding options) in the 12-month period up to and including the date of such new grant exceeding 1% of the issued share capital of the Company. As at the date of such new grant, any grant of further options above this limit will be subject to certain requirements provided under the Listing Rules, including the approval of shareholders at a general meeting.

     No share options have been granted or exercised under the New Option Scheme during the year ended 31st December, 2004 (2003: Nil). Details of the share options outstanding as at 31st December, 2004 which have been granted under the Share Option Scheme are as follows:

	Options held at 1st January, 2004	Options lapsed during the year(2)	Options cancelled during the year	Options held at 31st December, 2004	Exercise price HK$	Grant date(1)	Exercisable until

Continuous contract
employees	13,682,357	488,281	—	13,194,076	3.05	23/03/2000	22/03/2010
	14,308,252	570,281	—	13,737,971	1.01	31/05/2000	30/05/2010
	296,844	41,000	—	255,844	3.05	31/05/2000	30/05/2010
	1,785,050	342,852	—	1,442,198	1.01	19/01/2001	18/01/2011

	30,072,503	1,442,414	—	28,630,089

Notes:

(1)	Of the share options granted, 40% become exercisable after one year from the grant date and 30% per annum during the following two years.

(2)	These share options lapsed during the year upon the cessation of employment of certain employees.

APPENDIX I	FINANCIAL INFORMATION ON THE SUNDAY GROUP

23	LONG-TERM LOANS

			Group
			2004	2003
			HK$’000	HK$’000

Bank loans (secured)			—	240,000
Vendor loans (secured)			603,148	481,368

			603,148	721,368
Less: Deferred charges			(10,408)	—

			592,740	721,368
Current portion of long-term loans			—	(296,368)

Long-term portion			592,740	425,000

At 31st December, 2004 and 2003, the Group’s long-term loans were repayable as follows:

	Bank loans		Vendor loans
	2004	2003	2004	2003
	HK$’000	HK$’000	HK$’000	HK$’000

Within one year	—	240,000	—	56,368
In the second year	—	—	75,000	175,000
In the third to fifth year	—	—	239,074	250,000
After the fifth year	—	—	289,074	—

	—	240,000	603,148	481,368

     Pursuant to the Heads of Agreement of Facility Agreement executed in December 2003 with Mandarin Communications Limited (“Mandarin”), the principal operating subsidiary of the Group, Huawei Tech. Investment Co., Limited (“Huawei Tech.”) extended a term loan of HK$500,000,000 (the “New Loan”) to Mandarin in January 2004.

     On 12th January, 2004, Mandarin repaid the outstanding loan principal of HK$721,368,000 and accrued interest of the bank and vendor loans using its operating cash flows and the New Loan from Huawei Tech.

     On 13th May, 2004, Mandarin, the Company and Huawei Tech. entered into a conditional supply contract for HK$859,000,000 (the “Supply Contract”) and a conditional facility agreement for the provision of the long-term financing required (the “Facility Agreement”), subject to the satisfaction of certain conditions precedent. The Facility Agreement comprises the following facilities:

  a HK$859,000,000 equipment supply facility with a term of 7.5 years. This facility is to be drawndown against invoices issued under the Supply Contract. The loan carries a floating interest rate tied to HIBOR, and is repayable by eight semi-annual instalments commencing four years from the date of the Facility Agreement;

APPENDIX I	FINANCIAL INFORMATION ON THE SUNDAY GROUP

  a HK$500,000,000 general facility to replace the New Loan, with a term of 2.5 years from the date of the original drawdown of the New Loan. The loan carries a floating interest rate tied to HIBOR, and is repayable by five semi-annual instalments; and

  a 3G performance bond facility for the issuance of the performance bonds required by the OFTA in the years 2004 — 2010 (inclusive) under the terms of the 3G licence.

     As security for the provision of the loan and credit facilities under the Facility Agreement, Huawei Tech. has been granted a security package with terms that are standard for similar project financing arrangements and which includes a charge over all the assets, revenues and shares of certain wholly-owned subsidiaries of the Company and a corporate guarantee by the Company.

     Both the Supply Contract and the Facility Agreement, as well as the security arrangements, became effective on 2nd July, 2004.

     On 15th November, 2004, Mandarin entered into the supplemental agreement to the Supply Contract (“the Supplemental Agreement”) and the amendment and restatement agreement relating to the Facility Agreement (the “Amendment and Restatement Agreement”) with Huawei Tech. in respect of amendments to the above Supply Contract and Facility Agreement.

     The Supplemental Agreement aims to give Mandarin flexibility to purchase and install the most technologically advanced equipment available. Payment for all equipment and services provided under the Supplemental Agreement will be satisfied by drawdown of the equipment supply facility under the Facility Agreement as increased by the Amendment and Restatement Agreement.

        The Amendment and Restatement Agreement provides for:

(a)	the equipment supply facility under the Facility Agreement to be increased by HK$349,000,000 from HK$859,000,000 to HK$1,208,000,000;

(b)	the repayment schedule for the general facility within the Facility Agreement to be amended to provide for the next payment to be extended to July 2006 and for the remaining balance to be paid by instalments until July 2011; and

(c)	amendment of certain of the covenants given by Mandarin to the lenders to take account of the changes to the Facility Agreement.

        Both the Supplemental Agreement and the Amendment and Restatement Agreement became effective on 23rd December, 2004.

APPENDIX I	FINANCIAL INFORMATION ON THE SUNDAY GROUP

24	NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

(a)	Reconciliation of profit from operations to net cash inflow from operating activities

	2004	2003
	HK$’000	HK$’000

Profit from operations	31,884	81,859
Depreciation	228,645	233,293
Loss on disposals of fixed assets	338	414

Operating profit before working capital changes	260,867	315,566
Increase in inventories	(2,247)	(1,626)
Decrease in trade receivables, deposits, prepayments and other receivables	206	20,877
(Decrease)/Increase in trade payables, other payables and accrued charges	(38,699)	1,835
Decrease in subscriptions received in advance	(19,239)	(37,971)

Cash inflow from operations	200,888	298,681
Interest received	228	2,791
Interest paid	(11,204)	(56,892)
Interest element of finance lease payments	—	(17)
Other incidental borrowing costs paid	(4,961)	(473)
Exchange difference (Note 24(b))	(44)	(2,176)

Net cash inflow from operating activities	184,907	241,914

APPENDIX I	FINANCIAL INFORMATION ON THE SUNDAY GROUP

(b)	Analysis of changes in financing during the year

		Obligations
	Long-term	under finance
	loans	leases
	HK$’000	HK$’000

At 1st January, 2003	785,316	138
Net cash outflow from financing	(61,772)	(138)
Exchange differences	(2,176)	—

At 31st December, 2003	721,368	—

At 1st January, 2004	721,368	—
Net cash outflow from financing	(223,407)	—
Non-cash transaction (Note 24(c))	105,231	—
Exchange differences	(44)	—
Payment of deferred charges	(11,467)	—
Amortisation of deferred charges	1,059	—

At 31st December, 2004	592,740	—

(c)	Major non-cash transactions
	2004	2003
	HK$’000	HK$’000

Purchases of fixed assets by directly assuming long-term
loans (Note 24(b))	105,231	—
Interest expenses capitalised in fixed assets in the course of network
construction (Note 7)	932	—

25	DEFERRED TAXATION

        Deferred taxation is calculated in full on temporary differences under the liability method using the principal taxation rate of 17.5% (2003: 17.5%) .

        Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off and when the deferred income taxes relate to the same fiscal authority.

APPENDIX I	FINANCIAL INFORMATION ON THE SUNDAY GROUP

     Deferred tax assets are recognised for tax loss carry forward purposes to the extent that realisation of the related tax benefits through future taxable profits is probable. The Group has unrecognised tax losses of HK$3,217,454,000 (2003: HK$3,382,281,000) to carry forward against future taxable income. These tax losses can be carried forward indefinitely.

	2004	2003
Deferred tax assets	HK$’000	HK$’000

At 1st January	491,024	476,859
Utilisation of previously unrecognised tax losses	(28,844)	(30,389)
Increase in tax rate	—	44,554

At 31st December	462,180	491,024

	2004	2003
Deferred tax liabilities	000	000

At 1st January	(90,410)	(102,991)
Reversal of temporary differences	24,602	22,224
Increase in tax rate	—	(9,643)

At 31st December	(65,808)	(90,410)

	2004	2003
Summary of net status	000	000

Deferred tax assets	462,180	491,024
Deferred tax liabilities	(65,808)	(90,410)

Net unrecognised deferred tax assets at 31st December	396,372	400,614

26	CAPITAL COMMITMENTS

	Group
	2004	2003
	HK$’000	HK$’000

In respect of purchases of fixed assets:
Contracted but not provided for	1,129,775	38,509

        The outstanding commitment is mainly to be financed by the unutilised balance of equipment supply facility of the Amendment and Restatement Agreement entered with Huawei Tech. as set out in Note 23.

        As of 31st December, 2004, the Group provided a performance bond of HK$210,746,000 to OFTA, representing the aggregate amount of the 6th, 7th and 8th years’ Minimum Annual Fees.

APPENDIX I	FINANCIAL INFORMATION ON THE SUNDAY GROUP

27	COMMITMENTS UNDER OPERATING LEASES

     At 31st December, the Group had future aggregate minimum lease payments under non-cancellable operating leases as follows:

	Group
	2004	2003
	HK$’000	HK$’000

In respect of land and buildings, including transmission sites:
Not later than one year	147,408	127,719
Later than one year and not later than five years	84,711	67,773

	232,119	195,492

In respect of leased lines:
Not later than one year	70,398	21,286
Later than one year and not later than five years	49,833	5,019

	120,231	26,305

	352,350	221,797

28	RELATED PARTY TRANSACTIONS

     The following is a summary of significant related party transactions which were carried out in the normal course of the Group’s business:

	Group
	2004	2003
	HK$’000	HK$’000

Operating lease charges paid to certain related companies	126	1,346

     The Group entered into various operating lease agreements based on normal commercial terms with subsidiaries of certain beneficial shareholders of the Company to lease a number of premises for the Group’s operating activities.

29	INVESTMENTS IN SUBSIDIARIES

	Company
	2004	2003
	HK$’000	HK$’000

Unlisted shares, at cost	1	1
Loan to a subsidiary	2,421,735	2,421,735
Amounts due to subsidiaries	(72,845)	(61,235)

	2,348,891	2,360,501

APPENDIX I	FINANCIAL INFORMATION ON THE SUNDAY GROUP

        The loan to and the amounts due to the subsidiaries are unsecured, interest-free and have no fixed terms for repayment.

        The Company has the following principal wholly-owned subsidiaries as at 31st December, 2004:

	Place of	Issued and fully paid up
Name	incorporation	capital	Principal Activities

Shares held directly:
SUNDAY HOLDINGS (HONG KONG)	British Virgin Islands	100 ordinary shares of	Investment holding
CORPORATION		US$1 each

SUNDAY HOLDINGS (CHINA)	British Virgin Islands	1 ordinary share of US$1	Investment holding
CORPORATION

SUNDAY IP HOLDINGS	British Virgin Islands	1 ordinary share of US$1	Investment holding
CORPORATION

Shares held indirectly:
MANDARIN COMMUNICATIONS	Hong Kong	100 ordinary shares of	Provision of mobile
LIMITED		HK$1 each and	and other services,
		1,254,000,000 non-	and sales of
		voting deferred shares	mobile phones and
		of HK$1 each	accessories

SUNDAY 3G HOLDINGS (HONG	British Virgin Islands	1 ordinary share of US$1	Investment holding
KONG) CORPORATION

SUNDAY 3G (HONG KONG) LIMITED	Hong Kong	2 ordinary shares each	Licensee of Hong
		of HK$1	Kong 3G Licence

SUNDAY IP LIMITED	British Virgin Islands	1 ordinary share of US$1	Holding the Group’s
intellectual
property rights and
trade marks

SUNDAY COMMUNICATIONS	People’s Republic	US$1,500,000	Provision of back
SERVICES (SHENZHEN) LIMITED	of China		office support
(“SCSSL”)			services to the
Group

        The principal activities of the subsidiaries, except for SCSSL which operates in the People’s Republic of China (“PRC”), are undertaken in Hong Kong.

        SCSSL is registered as a wholly foreign-owned enterprise in the PRC. The registered capital of SCSSL has been fully paid up.

30	APPROVAL OF ACCOUNTS

The accounts were approved by the board of directors on 30th March, 2005.

APPENDIX I	FINANCIAL INFORMATION ON THE SUNDAY GROUP

3.	UNAUDITED CONSOLIDATED INTERIM RESULTS FOR THE SUNDAY GROUP FOR THE SIX MONTHS ENDED 30TH JUNE, 2005

     The following is the unaudited consolidated interim results of the SUNDAY Group extracted from the interim report of SUNDAY for the six months ended 30th June, 2005. The SUNDAY Group has no exceptional/extraordinary items/minority interests/tax paid during that period.

Condensed Consolidated Profit and Loss Account

		Unaudited
		Six months ended 30th June,
		2005	2005	2004
	Notes	US$’000	HK$’000	HK$’000
				(restated)

Mobile services		63,171	490,956	521,034
Sales of mobile phones and accessories		9,020	70,107	53,953

Turnover	3	72,191	561,063	574,987
Cost of inventories sold and services provided	4	(24,022)	(186,696)	(164,023)

Gross profit		48,169	374,367	410,964

Other revenues		220	1,711	1,728
Network costs	4	(19,948)	(155,036)	(124,222)
Depreciation	4	(14,270)	(110,905)	(116,558)
Rent and related costs	4	(2,711)	(21,073)	(18,965)
Salaries and related costs		(7,822)	(60,793)	(68,217)
Advertising, promotion and other selling costs		(6,643)	(51,628)	(39,209)
Other operating costs	4	(3,372)	(26,207)	(13,602)

(Loss)/Profit from operations	3	(6,377)	(49,564)	31,919

Interest income		40	311	210
Finance costs	5	(1,616)	(12,560)	(14,548)
Share of loss from a joint venture		—	—	(256)

(Loss)/Profit attributable to equity holders
for the period		(7,953)	(61,813)	17,325

(Loss)/Earnings per share (basic and diluted)	8	(0.27 cents)	(2.07 cents)	0.58 cents

APPENDIX I	FINANCIAL INFORMATION ON THE SUNDAY GROUP

Condensed Consolidated Balance Sheet

			Unaudited	Unaudited	Audited
			30th June,	30th June,	31st December,
			2005	2005	2004
	Notes		US$’000	HK$’000	HK$’000
					(restated)

Non-current assets
Fixed assets	9		189,998	1,476,646	1,235,222
Prepayment of 3G licence fees	10		2,144	16,667	41,667
Restricted cash deposits			105	808	1,130

			192,247	1,494,121	1,278,019

Current assets
Inventories			1,666	12,947	13,868
Trade receivables	11		9,745	75,737	73,665
Prepayment of 3G licence fees	10		6,433	50,000	50,000
Deposits, prepayments and other receivables			15,892	123,512	108,831
Bank balances and cash			14,440	112,223	114,565

			48,176	374,419	360,929

Current liabilities
Trade payables	12		8,708	67,673	60,227
Other payables and accrued charges			29,697	230,803	205,841
Subscriptions received in advance			8,505	66,099	68,847
Current portion of obligations under finance leases			117	913	—

			47,027	365,488	334,915

Net current assets			1,149	8,931	26,014

			193,396	1,503,052	1,304,033

Financed by:

Share capital			38,472	299,000	299,000
Reserves			43,800	340,411	402,224

Shareholders’ equity			82,272	639,411	701,224

Long-term liabilities
Long-term loans	13		109,403	850,267	592,740
Obligations under finance leases			211	1,641	—
Asset retirement obligations	1	(b)	1,241	9,643	9,130
Subscriptions received in advance			269	2,090	939

			111,124	863,641	602,809

			193,396	1,503,052	1,304,033

APPENDIX I	FINANCIAL INFORMATION ON THE SUNDAY GROUP

Statement of Changes in Shareholders’ Equity

Group

		Reserve
		arising			Total
	Share	from the	Share	Accumulated	shareholders’
	capital	Reorganisation	premium	losses	equity
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000

Unaudited
As at 1st January, 2004	299,000	1,254,000	2,124,424	(2,979,520)	697,904
Profit for the period	—	—	—	17,325	17,325

As at 30th June, 2004,
as restated	299,000	1,254,000	2,124,424	(2,962,195)	715,229

Unaudited
As at 1st January, 2005,
as previously reported	299,000	1,254,000	2,124,424	(2,973,976)	703,448
Opening adjustment for
adoption of HKAS 16	—	—	—	(2,224)	(2,224)

As at 1st January, 2005,
as restated	299,000	1,254,000	2,124,424	(2,976,200)	701,224
Loss for the period	—	—	—	(61,813)	(61,813)

As at 30th June, 2005	299,000	1,254,000	2,124,424	(3,038,013)	639,411

APPENDIX I	FINANCIAL INFORMATION ON THE SUNDAY GROUP

Condensed Consolidated Cash Flow Statement

				Audited
		Unaudited		Year ended
	Six months ended 30th June,			31st December,
	2005	2005	2004	2004
	US$’000	HK$’000	HK$’000	HK$’000

Net cash generated from operating
activities	8,004	62,209	88,126	184,907
Net cash (used in)/generated from
investing activities	(20,747)	(161,249)	157,609	62,119
Net cash generated from/(used in)
financing activities	12,442	96,698	(227,431)	(234,874)

Net (decrease)/increase in cash and cash
equivalents	(301)	(2,342)	18,304	12,152
Cash and cash equivalents at 1st January	14,741	114,565	102,413	102,413

Cash and cash equivalents at 30th June/
31st December	14,440	112,223	120,717	114,565

Analysis of balances of cash and cash
equivalents
Bank balances and cash	14,440	112,223	120,717	114,565

APPENDIX I	FINANCIAL INFORMATION ON THE SUNDAY GROUP

Notes to the Condensed Consolidated Accounts

1.	PRINCIPAL ACCOUNTING POLICIES

	(a)	Basis of preparation and accounting policies

     These unaudited condensed consolidated interim accounts (“interim accounts”) are prepared in accordance with Hong Kong Accounting Standard (“HKAS”) 34 “Interim Financial Reporting” issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”). These interim accounts should be read in conjunction with the 2004 annual accounts.

     The accounting policies and methods of computation used in the preparation of these interim accounts are consistent with those used in the annual accounts for the year ended 31st December, 2004 except that the Group has changed certain of its accounting policies following its adoption of new/revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards (“new HKFRSs”) which are effective for accounting periods commencing on or after 1st January, 2005.

     These interim accounts have been prepared in accordance with the HKFRSs and interpretations issued by HKICPA and effective as at the time of preparing the interim accounts. The HKFRSs and interpretations that will be applicable at 31st December, 2005, including those that will be applicable on an optional basis, are not known with certainty at the time of preparing these interim accounts.

     The changes to the Group’s accounting policies and the effect of adopting these new policies are set out in note 1(b) below.

(b)	Changes in accounting policies

(i) Effect of adopting new HKFRSs

In 2005, the Group adopted the HKFRSs below, which are relevant to its operations. The 2004 comparatives have been amended as required to conform with the current period’s presentation.

HKAS 1	Presentation of Financial Statements
HKAS 2	Inventories
HKAS 7	Cash Flow Statements
HKAS 8	Accounting Policies, Changes in Accounting Estimates and Errors
HKAS 10	Events after the Balance Sheet Date
HKAS 12	Income Taxes
HKAS 14	Segment Reporting
HKAS 16	Property, Plant and Equipment
HKAS 17	Leases
HKAS 18	Revenue
HKAS 19	Employees Benefits
HKAS 21	The Effects of Changes in Foreign Exchange Rates
HKAS 23	Borrowing Costs
HKAS 24	Related Party Disclosures
HKAS 27	Consolidated and Separate Financial Statements
HKAS 31	Interests in Joint Ventures
HKAS 32	Financial Instruments Disclosure and Presentation
HKAS 33	Earnings per Share

APPENDIX I	FINANCIAL INFORMATION ON THE SUNDAY GROUP

HKAS 34	Interim Financial Reporting
HKAS 36	Impairment of Assets
HKAS 37	Provisions, Contingent Liabilities and Contingent Assets
HKAS 38	Intangible Assets
HKAS 39	Financial Instruments: Recognition and Measurement
HKFRS 2	Share-based Payments

The adoption of HKASs 1, 2, 7, 8, 10, 12, 14, 17, 18, 19, 21, 23, 24, 27, 31, 32, 33, 34, 36, 37, 38, 39 and HKFRS 2 did not result in substantial changes to the Group’s accounting policies. In summary:

–	HKAS 1 has affected certain presentation in the balance sheet, profit and loss account and statement of changes in equity.

–	HKASs 2, 7, 8, 10, 12, 14, 17, 18, 19, 23, 27, 31, 32, 33, 34, 36, 37, 38, 39 and HKFRS 2 had no material effect on the Group’s policies.

–	HKAS 21 had no material effect on the Group’s policy. The functional currency of each of the consolidated entities has been re-evaluated based on the guidance to the revised standard. All the Group entities have the same functional currency as the presentation currency for respective entity accounts.

–	HKAS 24 has affected the identification of related parties and certain other related-party disclosures.

     The adoption of HKAS 16 has resulted in a change in accounting policy relating to recognition of fixed assets and liabilities subject to retirement obligations at fair value.

     All changes in the accounting policies have been made in accordance with the transition provisions in the respective standards. All standards adopted by the Group require retrospective application other than:

–	HKAS 39 which recognises all derivatives at fair value on the balance sheet on 1st January, 2005 and adjusts the balance to retained earnings as at 1st January, 2005.

–	HKFRS 2 which requires retrospective application for all equity instruments granted after 7th November, 2002 and not vested at 1st January, 2005.

The adoption of HKAS 16 resulted in:
	30th June,	31st December,
	2005	2004
	HK$’000	HK$’000
Increase in fixed assets	6,159	6,906

Increase in accumulated losses	3,484	2,224

Increase in asset retirement obligations	9,643	9,130

APPENDIX I	FINANCIAL INFORMATION ON THE SUNDAY GROUP

	For the six months ended		For the year ended
	30th June,	30th June,	31st December,
	2005	2004	2004
	HK$’000	HK$’000	HK$’000

Increase in loss attributable to equity holders	1,260	1,112	2,224

Increase in loss per share (basic and diluted)	0.042 cents	0.037 cents	0.074 cents

(ii)	New accounting policies

     The accounting policies used for the interim accounts for the six months ended 30th June, 2005 are the same as those set out in note 3 to the 2004 annual accounts except for the following:

(i)	Foreign currency translation

(a) Functional and presentation currency

Items included in the accounts of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated accounts are presented in Hong Kong dollar, which is the Company’s functional and presentation currency.

(b) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the profit and loss account.

(c) Group companies

The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(1)	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

(2)	income and expenses for each profit and loss account are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

(3)	all resulting exchange differences are recognised in the profit and loss account as a separate component of equity.

APPENDIX I	FINANCIAL INFORMATION ON THE SUNDAY GROUP

On consolidation, exchange differences arising from the translation of the net investment in a foreign entity, and of borrowings are taken to shareholders’ equity. When a foreign operation is sold, such exchange differences are recognised in the profit and loss account as part of the gain or loss on sale.

	(ii)	Fixed assets

The assets’ residual values and useful lives are reviewed and adjusted, if applicable, at each balance sheet date.

	(iii)	Trade and other receivables

Trade and other receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less any provision for impairment. A provision for impairment of trade and other receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognised in the profit and loss account.

	(iv)	Share capital

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

	(v)	Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Transaction costs are incremental costs that are directly attributable to the acquisition, issue or disposal of a financial asset or financial liability, including fees and commissions paid to agents, advisers, brokers and dealers, levies by regulatory agencies and securities exchanges, and transfer taxes and duties. Borrowings are subsequently stated at amortised cost and any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the profit and loss account over the period of the borrowings using the effective interest method.

(c)	Convenience translation

The condensed consolidated profit and loss account and condensed consolidated cash flow statement for the period ended 30th June, 2005, and the condensed consolidated balance sheet as at 30th June, 2005 contain certain translations of Hong Kong dollars to U.S. dollars at the rate of HK$7.7719 to the U.S. dollar. Such translations should not be construed as representations that the Hong Kong dollar amounts represent, have been or could have been converted into U.S. dollars at that or any other rate.

APPENDIX I	FINANCIAL INFORMATION ON THE SUNDAY GROUP

2.	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

     Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results.

        Major areas where critical estimates and assumptions are applied include those related to useful lives of plant and equipment, asset retirement obligations and deferred tax.

(a)	Useful lives of plant and equipment

The plant and equipment used in the network are long-lived but may be subject to technical obsolescence. The annual depreciation charges are sensitive to the estimated economic useful lives the Group allocates to each type of fixed assets. Management performs annual reviews to assess the appropriateness of their estimated economic useful lives. Such reviews take into account the technological changes, prospective economic utilisation and physical condition of the assets concerned. Management also regularly reviews whether there are any indications of impairment and will recognise an impairment loss if the carrying amount of an asset is lower than its recoverable amount which is the greater of its net selling price or its value in use. In determining the value in use, management assesses the present value of the estimated future cash flows expected to arise from the continuing use of the asset and from its disposal at the end of its useful life. Estimates and judgements are applied in determining these future cash flows and the discount rate. Management estimates the future cash flows based on certain assumptions, such as the market competition and development and the expected growth in subscribers and average revenue per subscriber.

(b)	Asset retirement obligations

The Group evaluates and recognises, on a regular basis, the fair value of fixed assets and obligations which arise from future reinstatement of leased properties upon end of lease terms. To establish the fair values of the asset retirement obligations, estimates and judgement are applied in determining these future cash flows and the discount rate. Management estimates the future cash flows based on certain assumptions, such as the types of leased properties, probability of renewal of lease terms and restoration costs. The discount rate used is referenced to the Group’s historical weighted average cost of capital.

(c)	Deferred tax

The Group provides for deferred taxation in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Taxation rates enacted or substantively enacted by the balance sheet date are used to determine deferred taxation. Deferred tax assets are only recognised to the extent that it is probable future taxable profits will be available against which the temporary differences can be utilised. Deferred taxation is provided on temporary differences arising from depreciation on fixed assets except where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

APPENDIX I	FINANCIAL INFORMATION ON THE SUNDAY GROUP

3.	SEGMENT INFORMATION

        The Group is principally engaged in two business segments in Hong Kong, namely, mobile services and sales of mobile phones and accessories.

	Six months ended 30th June, 2005
		Sales of mobile
	Mobile	phones and
	services	accessories	Group
	HK$’000	HK$’000	HK$’000

Turnover	490,956	70,107	561,063

Loss from operations	(23,436)	(26,128)	(49,564)

Interest income			311
Finance costs			(12,560)
Share of loss from a joint venture			—

Loss attributable to the equity holders for the period			(61,813)

	Six months ended 30th June, 2004 (restated)
		Sales of mobile
	Mobile	phones and
	services	accessories	Group
	HK$’000	HK$’000	HK$’000

Turnover	521,034	53,953	574,987

Profit/(Loss) from operations	61,375	(29,456)	31,919

Interest income			210
Finance costs			(14,548)
Share of loss from a joint venture			(256)

Profit attributable to the equity holders for the period			17,325

APPENDIX I	FINANCIAL INFORMATION ON THE SUNDAY GROUP

4.	EXPENSES BY NATURE

		Six months ended
		30th June,
		2005	2004
		HK$’000	HK$’000
			(restated)

	Cost of inventories sold	81,437	66,999
	Depreciation:
	— owned fixed assets	110,651	116,558
	— leased fixed assets	254	—
	Loss on disposal of fixed assets	71	140
	Operating leases in respect of:
	— buildings, including transmission sites	109,811	91,960
	— leased lines	39,900	29,676

During the six months ended 30th June, 2005, the Group incurred HK$83,158,000 (2004: HK$13,076,000) of operating expenses in relation to the development of its 3G business after capitalisation of costs of HK$21,015,000 (2004: HK$10,513,000) into fixed assets (Note 9), which has been included in the Group’s results before arriving at the (loss)/profit from operations.

5.	FINANCE COSTS

		Six months ended
		30th June,
		2005	2004
			HK$’000
		HK$’000	(restated)

	Interest on bank loans	—	434
	Interest on vendor loans:
	— wholly repayable within five years	—	983
	— not wholly repayable within five years	15,296	8,590
	Interest element of finance lease payments	35	—
	Other incidental borrowing costs	3,196	4,216
	Accretion expenses	400	325

		18,927	14,548
	Less: Amounts capitalised in fixed assets
	in the course of constructing the 3G network
	— interest expenses	(5,794)	—
	— other incidental borrowing costs	(573)	—

		12,560	14,548

APPENDIX I	FINANCIAL INFORMATION ON THE SUNDAY GROUP

        Interest expenses capitalised in fixed assets were incurred on the loan drawdowns under the equipment supply facility (Note 9).

        Other incidental borrowing costs mainly represented commitment fees, finance charges and amortisation of deferred charges incurred in respect of the long-term loans.

        Accretion expenses represented changes in the liability for an asset retirement obligation due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period.

6.	TAXATION

        No provision for Hong Kong profits tax and overseas taxation has been made as the Group has no assessable profit for the six months ended 30th June, 2005 (2004: Nil).

7.	INTERIM DIVIDENDS

     The Directors of the Company do not recommend the payment of an interim dividend for the six months ended 30th June, 2005 (2004: Nil).

8.	(LOSS)/EARNINGS PER SHARE

(a)	Basic (loss)/earnings per share

The calculation of basic (loss)/earnings per share is based on the Group’s loss attributable to equity holders for the period of HK$61,813,000 (2004: profit of HK$17,325,000) and the 2,990,000,000 shares (2004: 2,990,000,000 shares) in issue during the period.

(b)	Diluted (loss)/earnings per share

There are no dilutive effects upon exercise of the share options on the (loss)/earnings per share for the six-month periods ended 30th June, 2005 and 2004 since the exercise prices for the share options were above the average fair value of the shares.

APPENDIX I	FINANCIAL INFORMATION ON THE SUNDAY GROUP

9.	FIXED ASSETS

HK$’000

Opening net book value as at 1st January, 2005 (restated)	1,235,222
Additions	352,400
Disposals	(71)
Depreciation	(110,905)

Closing net book value as at 30th June, 2005	1,476,646

Opening net book value as at 1st January, 2004	1,101,899
Additions	90,408
Disposals	(140)
Depreciation	(116,558)

Closing net book value as at 30th June, 2004 (restated)	1,075,609

Additions	274,408
Disposals	(361)
Depreciation	(114,434)

Closing net book value as at 31st December, 2004 (restated)	1,235,222

        Expenditures aggregating HK$21,015,000 (2004: HK$10,513,000) and finance costs of HK$6,367,000 (2004: Nil) were capitalised as fixed assets in the course of constructing the 3G network.

        At 30th June, 2005, the net book value of fixed assets held by the Group under finance leases amounted to HK$2,790,000 (2004: Nil).

        All fixed assets were pledged as security for the long-term loans (Note 13).

APPENDIX I	FINANCIAL INFORMATION ON THE SUNDAY GROUP

10.	PREPAYMENT OF 3G LICENCE FEES
		30th June,	31st December,
		2005	2004
		HK$’000	HK$’000
	At 1st January	91,667	141,667
	Amount capitalised as fixed assets	(25,000)	(50,000)

	At 30th June/31st December	66,667	91,667

	Classified as:
	Current assets	50,000	50,000
	Non-current assets	16,667	41,667

		66,667	91,667

	The 3G licence was pledged as security for the long-term loans (Note 13).

11.	TRADE RECEIVABLES
		30th June,	31st December,
		2005	2004
		HK$’000	HK$’000
	Trade receivables	82,628	82,040
	Less: Provision for impairment of receivables	(6,891)	(8,375)

	Trade receivables — net	75,737	73,665

     As at 30th June, 2005 and 31st December, 2004, the fair values of trade receivables were HK$75,737,000 and HK$73,665,000 respectively.

     The Group allows an average credit period of 30 days to its trade debtors. The ageing analysis of the trade receivables is as follows:

	30th June,	31st December,
	2005	2004
	HK$’000	HK$’000

0 - 30 days	52,718	52,840
31 - 60 days	13,760	13,547
61 - 90 days	6,202	5,993
Over 90 days	3,057	1,285

	75,737	73,665

APPENDIX I	FINANCIAL INFORMATION ON THE SUNDAY GROUP

     All trade receivables were pledged as security for the long-term loans (Note 13).

     There is no concentration of credit risk with respect to trade receivables, as the Group has a large number of customers.

     The Group has recognised a loss of HK$9,795,000 (2004: HK$12,184,000) for the impairment of its trade receivables during the six months ended 30th June, 2005. The loss has been included in cost of services in the profit and loss account.

12.	TRADE PAYABLES
		30th June,	31st December,
		2005	2004
		HK$’000	HK$’000
	Trade payables	48,028	60,227
	Payables to a fellow subsidiary (Note 16)	19,645	—

		67,673	60,227

     At 30th June, 2005 and 31st December, 2004, the ageing analysis of the trade payables and payables to a fellow subsidiary were as follows:

		30th June,	31st December,
		2005	2004
		HK$’000	HK$’000
	0 - 30 days	30,736	35,476
	31 - 60 days	15,252	7,818
	61 - 90 days	10,000	5,708
	Over 90 days	11,685	11,225

		67,673	60,227

13.	LONG-TERM LOANS
		30th June,	31st December,
		2005	2004
		HK$’000	HK$’000
	Vendor loans (secured)	859,921	603,148
	Less: Deferred charges	(9,654)	(10,408)

		850,267	592,740
	Current portion of long-term loans	—	—

	Long-term portion	850,267	592,740

APPENDIX I	FINANCIAL INFORMATION ON THE SUNDAY GROUP

     At 30th June, 2005 and 31st December, 2004, the Group’s long-term loans were repayable as follows:

			Vendor loans
			30th June,	31st December,
			2005	2004
			HK$’000	HK$’000
Within one year			—	—
In the second year			112,500	75,000
In the third to fifth year			434,326	239,074
After the fifth year			313,095	289,074

			859,921	603,148

The effective interest rates at the balance sheet dates were as follows:

			30th June,	31st December,
			2005	2004
General Facility			6.09%	4.16%
Equipment Facility			6.89%	4.31%

The carrying amounts and fair values of the long-term vendor loans were as follows:

	Carrying amount		Fair value
	30th June,	31st December,	30th June,	31st December,
	2005	2004	2005	2004
	HK$’000	HK$’000	HK$’000	HK$’000
Vendor loans	859,921	603,148	859,921	597,199

     The carrying amounts of the long-term loans as at 30th June, 2005 approximated their fair values. All long-term loans were subsequently fully repaid on 29th July, 2005 through inter-company loan facilities with a subsidiary of PCCW Limited (Note 17). The security package granted to Huawei Tech. Investment Co., Limited (“Huawei Tech.”) under the Facility Agreement was also discharged on 29th July, 2005.

14.	CAPITAL COMMITMENTS

		30th June,	31st December,
		2005	2004
		HK$’000	HK$’000
	In respect of purchases of fixed assets, contracted but not provided for	908,580	1,129,775

APPENDIX I	FINANCIAL INFORMATION ON THE SUNDAY GROUP

     As at 30th June, 2005, the Group provided a performance bond of HK$210,746,000 (31st December, 2004: HK$210,746,000) to the Office of Telecommunications Authority, representing the aggregate amount of the 6th, 7th and 8th years’ Minimum Annual Fees.

15.	COMMITMENTS UNDER OPERATING LEASES

     At 30th June, 2005 and 31st December, 2004, the Group had future aggregate minimum lease payments under non-cancellable operating leases as follows:

			30th June,	31st December,
			2005	2004
			HK$’000	HK$’000
		In respect of land and buildings, including transmission sites:
		Not later than one year	166,283	147,408
		Later than one year and not later than five years	114,787	84,711
		Later than five years	145	—

			281,215	232,119

		In respect of leased lines:
		Not later than one year	46,566	70,398
		Later than one year and not later than five years	65,537	49,833

			112,103	120,231

			393,318	352,350

16	.	RELATED PARTY TRANSACTIONS

     On 22nd June, 2005, PCCW Limited (“PCCW”), a company incorporated in Hong Kong with limited liability whose shares are listed on The Stock Exchange of Hong Kong Limited, acquired 59.87% of the issued share capital of the Company through PCCW Mobile Holding No. 2 Limited (“PCCW Mobile”), a wholly-owned subsidiary of PCCW established under the laws of the British Virgin Islands. PCCW then became the major shareholder of the Company.

APPENDIX I	FINANCIAL INFORMATION ON THE SUNDAY GROUP

The following transactions were carried out with related parties:

(i)	Purchases of services

		Nine days ended 30th June,
		2005	2004
		HK$’000	HK$’000

	Purchases of services from a fellow subsidiary
	— Interconnection charges	899	—
	— Leased line rental	1,987	—

		2,886	—

     The transactions were carried out in the normal course of the Group’s business and were based on normal commercial terms.

(ii)	Period-end balance arising from purchases of services

		As at 30th June,
		2005	2004
		HK$’000	HK$’000

	Payables to a fellow subsidiary (Note 12)	19,645	—

(iii)	Key management compensation
		Six months ended 30th June,
		2005	2004
		HK$’000	HK$’000

	Salaries and other short-term employee benefits	12,169	11,458
	Termination benefits	26	—
	Other long-term benefits	245	225

		12,440	11,683

17.	SUBSEQUENT EVENTS

(i)	On 8th July, 2005, a composite offer document in relation to the mandatory unconditional cash offer (the “Offer”) made by PCCW Mobile was issued jointly by PCCW Mobile and the Company to all shareholders of the Company. On 29th July, 2005, being the first closing date of the Offer, the interest of PCCW Mobile in the shares of the Company increased to 77.10%. The Offer has been extended and will remain open for acceptance until further notice.

APPENDIX I	FINANCIAL INFORMATION ON THE SUNDAY GROUP

	(ii)	On 8th July, 2005, Mandarin gave a written notice to Huawei Tech. of its intention to fully repay all loans and performance bonds outstanding under the Facility Agreement on 29th July, 2005, and to cancel any available facilities under the Facility Agreement, pursuant to confirmation from PCCW of its in-principle agreement to provide the necessary financial resources (on normal commercial terms or better) to the Group.

On 27th July, 2005, PCCW-HKT Limited, a wholly-owned subsidiary of PCCW, and the Group entered into long-term inter-company loan facilities, pursuant to which PCCW-HKT Limited provided the Group with the required funding for full repayment of all the outstanding loan principal and accrued interest under the Facility Agreement as at 29th July, 2005.

On 29th July, 2005, the Group fully repaid all the outstanding principal amounts, interest accrued, commitment fees and early repayment charges under the Facility Agreement aggregating HK$873,780,000 and cancelled the whole of the remaining available facilities under the Facility Agreement.

Prior to 29th July, 2005, PCCW arranged with a bank to provide performance bonds in an aggregate amount of HK$210,746,000 for full replacement of the performance bonds obtained under the Facility Agreement.

4.	SHARE CAPITAL

     As at the Latest Practicable Date, the authorised share capital of SUNDAY was HK$1,000,000,000 divided into 10,000,000,000 Shares of HK$0.10 each, of which HK$299,000,000 divided into 2,990,000,000 Shares had been issued and were fully paid up. No Shares had been issued since 31st December, 2004, being the end of the last financial year of SUNDAY, and up to the Latest Practicable Date. All of the Shares currently in issue rank pari passu in all respects with each other, including the rights in respect of capital, dividends and voting.

     As at the Latest Practicable Date, there were no outstanding options, warrants, derivatives or convertible securities issued by SUNDAY.

5.	MATERIAL CHANGES SINCE 31ST DECEMBER, 2004

Prepayment of facilities advanced to Mandarin by Huawei

     On 8th July, 2005 Mandarin gave a written notice to Huawei of its intention to prepay the entire principal amount outstanding (together with accrued interest thereon) under a facility agreement entered into by Mandarin, SUNDAY and Huawei on 13th May, 2004 (as amended and restated by an amendment and restatement agreement on 15th November, 2004) (“Huawei Facility Agreement”) for the provision by Huawei of an equipment supply facility, a general facility and a 3G performance bond facility. As at 29th July, 2005, the SUNDAY Group had total outstanding borrowings under the Huawei Facility Agreement of approximately HK$859,921,000, represented by approximately HK$434,921,000 of equipment supply facility, HK$425,000,000 of general facility, and performance bonds of HK$210,746,000 provided to the Telecommunications Authority of Hong Kong through drawdown of the 3G performance bond facility.

APPENDIX I	FINANCIAL INFORMATION ON THE SUNDAY GROUP

     On 27th July, 2005 PCCW-HKT Limited, an indirect wholly-owned subsidiary of PCCW, entered into a facility agreement on normal commercial terms with Mandarin. Pursuant to the facility agreement, PCCW-HKT Limited made available a general facility (“PCCW-HKT General Facility”) in the principal amount of HK$440,000,000, to be applied by Mandarin to repay amounts outstanding under the general facility between Mandarin and Huawei referred to above, and an equipment facility (“PCCW-HKT Equipment Facility”) in the principal amount of HK$460,000,000, to be applied by Mandarin to repay amounts outstanding under the equipment supply facility between Mandarin and Huawei referred to above.

     On 29th July, 2005, approximately HK$429,602,000 of the PCCW-HKT General Facility and approximately HK$444,178,000 of the PCCW-HKT Equipment Facility were drawn down and used by Mandarin to repay the outstanding principal amounts, interest accrued, commitment fees and early repayment charges under the Huawei Facility Agreement.

     On 21st July, 2005, PCCW entered into a banking facility letter with Bayerische Landesbank, Hong Kong Branch (“BLB”) pursuant to which, at the request of PCCW, BLB agreed to issue up to a maximum amount of HK$604,352,000 of performance bonds to the Telecommunications Authority of Hong Kong. On 25th July, 2005, BLB issued performance bonds in favour of the Office of the Telecommunications Authority in the aggregate amount of HK$210,746,000 to replace the performance bonds provided to the Telecommunications Authority of Hong Kong under the 3G performance bond facility provided by Huawei. Effective on 22nd October, 2005, the amount of the performance bonds was increased to HK$301,243,000 to comply with the license conditions of the 3G license.

     Pursuant to a letter agreement dated 25th July, 2005 made between PCCW and SUNDAY 3G (Hong Kong) Limited, which is an indirect wholly-owned subsidiary of SUNDAY and holding the 3G license, in consideration of PCCW having entered into the banking facility with BLB and arranging for the issue of performance bonds under such facility, SUNDAY 3G (Hong Kong) Limited agreed and undertook to PCCW that:-

(i)	SUNDAY 3G (Hong Kong) Limited shall pay to PCCW an annual non-refundable commission based on the amount of performance bonds issued from time to time;

(ii)	any amount drawn under any performance bond is deemed as an advance by PCCW to SUNDAY 3G (Hong Kong) Limited. Such advance shall be immediately due and payable by SUNDAY 3G (Hong Kong) Limited on demand being made by PCCW; and

(iii)	SUNDAY 3G (Hong Kong) Limited shall hold PCCW harmless and indemnify PCCW against all actions, claims, demands and proceedings in connection with or in relation to a general letter of indemnity dated 21st July, 2005 entered into by PCCW in favour of BLB(“Letter of Indemnity”) and shall pay to PCCW on first demand the amount of all costs, liabilities, claims, demands, damages, losses and expenses of any kind (on a full indemnity basis) which may be incurred or sustained by PCCW under the Letter of Indemnity.

APPENDIX I	FINANCIAL INFORMATION ON THE SUNDAY GROUP

     Under the Letter of Indemnity, PCCW is required to hold BLB harmless and indemnify BLB against all actions, claims, demands and proceedings in connection with or in relation to the performance bonds issued under the facility and to pay to BLB on first demand the amount of all costs, liabilities, claims, demands, damages, losses and expenses of any kind (on a full indemnity basis) which may be incurred or sustained by BLB under the performance bonds issued under the facility or for which BLB may become liable by reason of BLB having given and signed the performance bonds issued under the facility or otherwise in connection therewith.

     Following the repayment of all loans and cancellation of the performance bonds outstanding under the Huawei Facility Agreement, all available facilities under the Huawei Facility Agreement were cancelled on 29th July, 2005, in each case in accordance with the terms of the Huawei Facility Agreement.

Provision of additional facilities to Mandarin by members of the PCCW Group

     On 9th September, 2005, PCCW Services Limited, an indirect wholly-owned subsidiary of PCCW, entered into a facility agreement with Mandarin, on normal commercial terms, in respect of facilities in the aggregate amount of HK$673,500,000. The facilities are to be used in stated amounts, for specified items for implementing the 3G network and for upgrade of the 2G network.

     On 3rd October, 2005, PCCW-HKT Limited, an indirect wholly-owned subsidiary of PCCW, entered into a facility agreement with Mandarin, on normal commercial terms, in respect of a facility in the principal amount of HK$100,000,000 for implementing the 3G network.

     Save as disclosed above and below in Note 6, the Directors are not aware of any material change in the financial or trading position or outlook of the SUNDAY Group subsequent to 31st December, 2004, the date to which the latest published audited accounts of the SUNDAY Group were made up.

     Save as disclosed above and below in Note 6, the Directors have confirmed that there have been no material changes in the commitments and contingent liabilities of the SUNDAY Group since 31st December, 2004 and up to the Latest Practicable Date.

6.	INDEBTEDNESS STATEMENT

     As at the close of business on 30th September, 2005, being the latest practicable date for the purpose of this indebtedness statement, SUNDAY had outstanding borrowings of HK$873,780,000, comprising indebtedness of HK$429,602,000 under a general facility and indebtedness of HK$444,178,000 under an equipment facility, both of which were loans from PCCW-HKT Limited, drawn down in accordance with a facility agreement entered into by Mandarin on 27th July, 2005.

     As at 30th September, 2005, the SUNDAY Group had capital commitments in respect of the acquisition of fixed assets amounting to HK$1,180,092,000.

APPENDIX I	FINANCIAL INFORMATION ON THE SUNDAY GROUP

     As at 30th September, 2005, the SUNDAY Group had provided performance bonds of HK$210,746,000 to the Telecommunications Authority of Hong Kong through the drawdown of the facility entered into between PCCW and SUNDAY 3G (Hong Kong) Limited on 25th July, 2005.

     No security has employed or guarantees have been given by SUNDAY as part of, or in connection with, the inter-company loans from PCCW or any of its subsidiaries.

     As at 30th September, 2005, a bank deposit of HK$815,000 was pledged to a bank in return for a bank guarantee issued in respect of the use of facilities at the Hong Kong International Airport for the provision of mobile services.

     Save as aforesaid and apart from intra-group liabilities and normal trade payables in the ordinary course of business of the SUNDAY Group, the SUNDAY Group did not have any loan capital issued and outstanding or agreed to be issued, bank overdrafts, loans or other similar indebtedness, liabilities under acceptances or acceptance credits, debentures, mortgages, charges, finance leases or hire purchase commitments, guarantees or other material contingent liabilities as at the close of business on 30th September, 2005.

     For the purpose of the above indebtedness statement, foreign currency amounts have been translated into Hong Kong dollars at the rates of exchange prevailing at the close of business on 30th September, 2005.

APPENDIX II	GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENT

     This document includes particulars given in compliance with the Takeovers Code for the purpose of giving information with regard to the Scheme and SUNDAY.

     The information contained in this document (other than that relating to the PCCW Group, but including that relating to the SUNDAY Group) is supplied by SUNDAY. The Directors of SUNDAY jointly and severally accept full responsibility for the accuracy of the information contained in this document relating to the SUNDAY Group and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions of SUNDAY and the Directors of SUNDAY expressed in this document have been arrived at after due and careful consideration and there are no other facts relating to the SUNDAY Group not contained in this document, the omission of which would make any statement in this document relating to the SUNDAY Group misleading.

     The information contained in this document relating to the PCCW Group (other than that relating to the SUNDAY Group and the Directors of SUNDAY) is supplied by PCCW Mobile. The directors of PCCW and PCCW Mobile jointly and severally accept full responsibility for the accuracy of the information contained in this document relating to the PCCW Group (other than that relating to the SUNDAY Group and the Directors of SUNDAY) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions of PCCW Mobile and PCCW expressed in this document have been arrived at after due and careful consideration and there are no other facts relating to the PCCW Group (other than those relating to the SUNDAY Group and the Directors) not contained in this document, the omission of which would make any statement in this document relating to the PCCW Group (excluding the SUNDAY Group) misleading.

2.	MARKET PRICES

(a)	The lowest and highest closing prices of the Shares as quoted on the Stock Exchange during the Relevant Period were HK$0.46 per Share on 16th May, 2005 and HK$0.65 per Share from 22nd June, 2005 to 24th June, 2005, 28th June, 2005, 6th July, 2005, 20th July, 2005, 27th July, 2005, 5th August, 2005, 29th September, 2005, 3rd October, 2005 to 4th October, 2005, 6th October, 2005, 10th October, 2005, 12th October, 2005 to 14th October, 2005, 17th October, 2005 to 18th October, 2005 and 24th October, 2005 respectively.

APPENDIX II	GENERAL INFORMATION

(b)	The table below sets out the closing prices of the Shares on the Stock Exchange on the last business day of each of the six calendar months immediately preceding the Announcement on which trading of the Shares took place:

Closing price
(HK$)
31st March, 2005	0.455
29th April, 2005	0.460
31st May, 2005	0.510
30th June, 2005	0.640
29th July, 2005	0.630
31st August, 2005	0.640

(c)	The closing price of the Shares on the Stock Exchange on the Last Trading Day was HK$0.61.

(d)	The closing price of the Shares on the Stock Exchange on the Latest Practicable Date was HK$0.63.

3.	DISCLOSURE OF INTERESTS

(a)	Director ’s Interests and short positions in the Shares and SUNDAY’s associated corporations

     As at the Latest Practicable Date, the interests and short positions of the Directors in the Shares, underlying Shares or debentures of SUNDAY and its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to SUNDAY and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they were taken or deemed to have under such provisions of the SFO); or the Model Code for Securities Transactions by Directors of Listed Companies and which were required to be entered into the register required to be kept under Section 352 of the SFO were as follows:

(1)	Interests and short positions in SUNDAY

Long position in Shares

	Personal interests in	% of issued share
Name of Director	Shares	capital
Kwok Yuen Man, Marisa	4,000	0.0001%

APPENDIX II	GENERAL INFORMATION

(2)	Interests and short positions in associated corporation

Long position in shares of PCCW

Name of Director	Personal interests in shares of PCCW	Number of underlying shares of PCCW held under equity derivatives	Total	% of issued share capital of PCCW

Alexander Anthony Arena	760,000	15,800,200	16,560,200	0.2463%
		(note1)
Chan Kee Sun, Tom	2,583	511,800	514,383	0.0077%
		(note2)
Chan Wing Wa	455	960,000	960,455	0.0143%
		(note3)
Chow Ding Ming, Gary	41,800	505,160	546,960	0.0081%
		(note4)
Hui Hon Hing, Susanna	—	237,800	237,800	0.0035%
		(note5)
Kwok Yuen Man, Marisa	2,513	1,740,000	1,742,513	0.0259%
		(note6)

Notes:

1.	These interests represented Alexander Anthony Arena’s beneficial interest in: (i) 200 underlying shares held in the form of 20 American depositary receipts of PCCW which constitute listed equity derivatives; and (ii) 15,800,000 underlying shares in respect of share options granted by PCCW to Alexander Anthony Arena as beneficial owner.

2.	These interests represented Chan Kee Sun, Tom’s beneficial interest in: (i) 470,000 underlying shares in respect of share options granted by PCCW to Chan Kee Sun, Tom as beneficial owner; and (ii) 41,800 underlying shares in respect of the share award scheme awarded by PCCW.

3.	These interests represented Chan Wing Wa’s beneficial interest in 960,000 underlying shares in respect of share options granted by PCCW to Chan Wing Wa as beneficial owner.

4.	These interests represented Chow Ding Man, Gary’s beneficial interest in: (i) 440,000 underlying shares in respect of share options granted by PCCW to Chow Ding Man, Gary as beneficial owner; (ii) 41,800 underlying shares in respect of the share award scheme awarded by PCCW; and (iii) the deemed interest in 23,360 underlying shares in respect of share options granted by PCCW to the spouse of Chow Ding Man, Gary as beneficial owner.

5.	These interests represented Hui Hong Hing, Susanna’s beneficial interest in: (i) 196,000 underlying shares in respect of share options granted by PCCW to Hui Hong Hing, Susanna as beneficial owner; and (ii) 41,800 underlying shares in respect of the share award scheme awarded by PCCW.

APPENDIX II	GENERAL INFORMATION

6.	These interests represented Kwok Yuen Man, Marisa’s beneficial interest in: (i) 1,500,000 underlying shares in respect of share options granted by PCCW to Kwok Yuen Man, Marisa as beneficial owner; and (ii) 240,000 underlying shares in respect of the share award scheme awarded by PCCW.

     Save as disclosed above, as at the Latest Practicable Date, none of the Directors had any interests or short positions in any securities of SUNDAY or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to SUNDAY and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they were taken or deemed to have under such provisions of the SFO); or the Model Code for Securities Transactions by Directors of Listed Companies and which were required to be entered into the register required to be kept under Section 352 of the SFO.

     As at the Latest Practicable Date, none of the subsidiaries of SUNDAY or any pension fund of SUNDAY or its subsidiaries had any interest in the Shares.

(b)	Interests and short positions of substantial shareholders and other persons required to be disclosed under the SFO

     As at the Latest Practicable Date, the following persons (other than a Director or chief executive of SUNDAY) had, or were deemed or taken to have, an interest or short position in the securities of SUNDAY which would fall to be disclosed to SUNDAY and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO:

	Number of	Percentage of
Name of shareholder	Shares	Shareholding

PCCW Mobile	2,372,672,256	79.35%
Huawei Tech. Investment Co., Limited	296,416,000	9.91%

All the interests disclosed represent long positions in the Shares of SUNDAY.

(c)	Save and except the 2,372,672,256 Shares set out above, PCCW Mobile did not own or control any Shares or convertible securities, warrants, options or derivatives in respect of the Shares as at the Latest Practicable Date.

(d)	Except as disclosed in paragraph (c) above, as at the Latest Practicable Date, none of the directors of PCCW Mobile or persons acting in concert with PCCW Mobile owned or controlled any Shares or convertible securities, warrants, options or derivatives in respect of any Shares.

(e)	As at the Latest Practicable Date, no persons who owned or controlled Shares or convertible securities, warrants, options or derivatives in respect of Shares have irrevocably committed themselves to vote their Shares in favour of or against the resolutions in respect of the Proposal at the Court Meeting and at the EGM.

(f)	As at the Latest Practicable Date, there were no holdings of Shares, or convertible securities, warrants, options or derivatives in respect of Shares, owned or controlled by any person with whom PCCW Mobile or any person acting in concert with it has an arrangement of the kind referred to in Note 8 to Rule 22 of the Takeovers Code.

APPENDIX II	GENERAL INFORMATION

(g)	As at the Latest Practicable Date, save as otherwise disclosed in this document, (i) none of the directors of PCCW or PCCW Mobile had an interest in the Shares; (ii) none of the persons acting in concert or deemed to be acting in concert with PCCW or PCCW Mobile owned or controlled any of the Shares; and (iii) no Shares are owned or controlled by any persons who, prior to the posting of this document, have irrevocably committed themselves to vote either for or against the Proposal at the Court Meeting and the EGM.

(h)	As at the Latest Practicable Date, neither PCCW Mobile nor any persons acting in concert with it had any arrangement with any other person of the kind referred to in Note 8 to Rule 22 of the Takeovers Code.

(i)	As at the Latest Practicable Date, there were no material contracts entered into by PCCW Mobile in which the Directors have a material personal interest.

(j)	As at the Latest Practicable Date, none of SUNDAY or the Directors was interested in any shares of PCCW Mobile.

(k)	As at the Latest Practicable Date, no subsidiary of SUNDAY, or any pension fund of SUNDAY or of any other member of the SUNDAY Group or any adviser to SUNDAY as specified in class (2) of the definition of “associate” under the Takeovers Code (but excluding exempt principal traders) owned or controlled any Shares or convertible securities, warrants, options or derivatives in respect of Shares.

(l)	As at the Latest Practicable Date, no shareholding in SUNDAY was managed on a discretionary basis by fund managers (other than exempt fund managers) connected with SUNDAY.

(m)	As at the Latest Practicable Date, neither SUNDAY nor any of its associates by virtue of classes (1), (2), (3) or (4) of the definition of “associate” under the Takeovers Code has an arrangement of the kind referred to in Note 8 to Rule 22 of the Takeovers Code with any person.

(n)	As at the Latest Practicable Date, there was no arrangement of the kind referred to in the third paragraph of Note 8 to Rule 22 of the Takeovers Code between SUNDAY or any of its associates (as defined in the Takeovers Code) and any other person.

(o)	Apart from Kwok Yuen Man, Marisa, who holds 4,000 Shares and is precluded under the Takeovers Code from voting at the Court Meeting in respect of the Scheme, none of the other Directors holds any Shares.

APPENDIX II	GENERAL INFORMATION

4.	DEALING IN SHARES

During the Relevant Period,

(a)	PCCW, PCCW Mobile and parties presumed under the Takeovers Code to be acting in concert with them have had the following dealings in the Shares:

			Number of
Entity	Dealing	Counterparty	Shares	Price
				(HK$)

PCCW Mobile	Acquisition	Distacom Hong Kong	1,380,000,000	0.65
		Limited
	Acquisition	Townhill Enterprises	410,134,000	0.65
		Limited
	Acquisition	A wholly-owned subsidiary	19,854,000	0.65
		of Cheung Kong (Holdings)
		Limited
	Acquisition	A private company	5,127,000	0.65
		controlled by
		Mr. Li Ka Shing
	Acquisition	Public shareholders	557,557,256	0.65
A wholly-owned	Disposal	PCCW Mobile	19,854,000	0.65
subsidiary of Cheung
Kong (Holdings)
Limited
A private company	Disposal	PCCW Mobile	5,127,000	0.65
controlled by
Mr. Li Ka Shing

(b)	none of the Directors had dealt for value in any securities of SUNDAY;

(c)	neither SUNDAY nor any of its Directors had dealt for value in the securities of PCCW Mobile;

(d)	none of the subsidiaries of SUNDAY, any pension funds of SUNDAY or of any of its subsidiaries or ING or other advisers to SUNDAY as specified in class (2) of the definition of “associate” under the Takeovers Code, had dealt for value in any securities of SUNDAY;

(e)	no fund managers (other than exempted fund managers) connected with SUNDAY and who managed funds on a discretionary basis connected with SUNDAY had dealt for value in any securities of SUNDAY; and

(f)	Sin Kit, Adam, a director of various subsidiaries of PCCW, the ultimate holding company of PCCW Mobile and his spouse, Leung Lai Fun, disposed of 200,000 Shares at a price of HK$0.64 per Share.

APPENDIX II	GENERAL INFORMATION

5.	PERSONS ACTING IN CONCERT WITH PCCW MOBILE

     As part of the mandatory unconditional cash offer made previously by PCCW Mobile referred to in the paragraph headed “SFC Ruling” in the letter from the Board, PCCW received a ruling from the Executive to modify the application of the presumption in class (2) of the definition of “acting in concert” under the Takeovers Code, to the effect that the class (2) presumption shall not apply to the directors (and their close relatives, related trusts and companies controlled by any of the directors, their close relatives or related trusts) of PCCW’s subsidiaries, for the reasons that:

(i)	PCCW has more than 420 subsidiaries and there are more than 140 directors of those subsidiaries;

(ii)	directors of PCCW’s subsidiaries are not involved in the mandatory unconditional cash offer (except for those who are also main board directors of PCCW) and are not acting in concert with PCCW Mobile; and

(iii)	accordingly, it is not practical or possible for PCCW to control or monitor share dealings of the directors of PCCW’s subsidiaries regarding their personal investment.

     The SFC has confirmed that the ruling will apply to the Scheme. On the basis of the ruling of the Executive, all references to persons acting in concert with PCCW Mobile in this document shall exclude the directors (and their close relatives, related trusts and companies controlled by any of the directors, their close relatives or related trusts) of PCCW’s subsidiaries.

6.	LITIGATION

     None of SUNDAY or any of its subsidiaries are engaged in any litigation or arbitration or claim of material importance and no litigation or claim of material importance is known to the Directors to be pending or threatened by or against SUNDAY or any of its subsidiaries.

7.	MATERIAL CONTRACTS

     None of the members of the SUNDAY Group has entered into any material contract, not being contracts entered into in the ordinary course of business carried on or intended to be carried on by any member of the SUNDAY Group, after the date two years preceding the date of the Announcement.

APPENDIX II	GENERAL INFORMATION

8.	EXPERTS

     The following are the qualifications of each of the experts who have been named in this document or given their opinion or advice which are contained in this document:

Name	Qualification

Citigroup Global Markets Asia Limited	A deemed licensed corporation under the SFO, licensed to carry on Type 1 (dealing in securities), Type 4 (advising on securities), Type 6 (advising on corporate finance) and Type 7 (providing automated trading services) of the regulated activities.

ING Bank N.V.	A registered institution under the SFO, registered for Type 1 (dealing in securities), Type 4 (advising on securities) and Type 6 (advising on corporate finance) of the regulated activities.

9.	CONSENT

     Citigroup and ING have given and have not withdrawn their respective written consents to the issue of this document with the inclusion in this document of the text of their respective letters and references to their names in the form and context in which they are included.

10.	COSTS OF THE SCHEME

     In the event that the Scheme becomes effective, the costs of the Scheme will be borne by SUNDAY. The costs of the Scheme and of its implementation are expected to amount to approximately HK$5 million. These primarily consist of fees for financial advisers, legal advisers, accounting, printing and other related charges.

     In the event that the Scheme is either not recommended by the Independent Board Committee or is not recommended as fair and reasonable by the independent financial adviser to the aforesaid Independent Board Committee, and the Scheme is not approved at the relevant Shareholders’ meeting(s) or does not become unconditional, all the expenses incurred by SUNDAY in connection with the Scheme shall be borne by PCCW Mobile.

11.	DOCUMENTS AVAILABLE FOR INSPECTION

     Copies of the following documents are available for inspection from 9:30 a.m. to 5:30 p.m., Monday to Friday at the office of Richards Butler, legal advisor to PCCW Mobile, at 20th Floor, Alexandra House, 16-20 Chater Road, Central, Hong Kong until the Effective Date or the date on which the Scheme lapses, whichever is earlier:

     (a) the memorandum and articles of association of PCCW Mobile;

APPENDIX II	GENERAL INFORMATION

(b)	the memorandum and articles of association of SUNDAY;

(c)	the annual reports of SUNDAY for the two years ended 31st December, 2004;

(d)	the interim report of SUNDAY for the six months ended 30th June, 2005;

(e)	the letter from the Board, the text of which is set out on pages 7 to 15 of this document;

(f)	the letter of recommendation of the Independent Board Committee, the text of which is set out on pages 16 to 17 of this document;

(g)	the letter of advice from ING, the text of which is set out on pages 18 to 46 of this document; and

(h)	the written consents referred to in the paragraph headed “Consent” in Appendix II to this document.

12.	MISCELLANEOUS

(a)	None of the existing Directors will be given any benefit as compensation for loss of office or otherwise in connection with the Scheme.

(b)	There is no agreement or arrangement between any of the Directors and any other person which is conditional on or dependent upon the outcome of the Scheme or otherwise connected with the Scheme.

(c)	There is no agreement or arrangement or understanding (including any compensation arrangement) between PCCW Mobile or any person acting in concert with it (on the one part) and any of the Directors, recent Directors, Shareholders or recent Shareholders of SUNDAY (on the other part) having any connection with or dependence upon the Scheme.

(d)	The registered office of PCCW Mobile is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(e)	PCCW Mobile does not have any intention to transfer, charge or pledge any Shares acquired pursuant to the Scheme to any other person.

APPENDIX II	GENERAL INFORMATION

(f)	PCCW is the ultimate holding company of PCCW Mobile. PCCW is a company which was incorporated in Hong Kong on 24th April, 1979 with limited liability, the shares of which are listed on the Stock Exchange (SEHK: 0008) and with securities in the form of American depositary shares, each representing 10 PCCW shares, listed on the New York Stock Exchange, Inc. (NYSE: PCW). The registered office of PCCW is at 39th Floor, PCCW Tower, TaiKoo Place, 979 King’s Road, Quarry Bay, Hong Kong. The directors of PCCW are:

Executive Directors:
Li Tzar Kai, Richard (Chairman)
So Chak Kwong, Jack (Deputy Chairman and Group Managing Director)
Yuen Tin Fan, Francis (Deputy Chairman)
Peter Anthony Allen
Alexander Anthony Arena
Chung Cho Yee, Mico
Lee Chi Hong, Robert
Dr Fan Xingcha

Non-Executive Directors: Sir David Ford, KBE, LVO Zhang Chunjiang Dr Tian Suning (Deputy Chairman)

Independent Non-Executive Directors:
Prof Chang Hsin-kang
Dr Fung Kwok King, Victor
Dr The Hon Li Kwok Po, David, GBS, JP
Sir Roger Lobo, CBE, LLD, JP
Aman Mehta
The Hon Raymond George Hardenbergh Seitz

(g)	The Secretary of SUNDAY is Mak Wai Man, Raymond who is an associate member of the Hong Kong Institute of Certified Public Accountants and a fellow member of the Association of Chartered Certified Accountants.

(h)	The Qualified Accountant of SUNDAY is Mak Wai Man, Raymond who is an associate member of the Hong Kong Institute of Certified Public Accountants and a fellow member of the Association of Chartered Certified Accountants.

(i)	The registered office of SUNDAY is situated at Century Yard, Cricket Square, Hutchins Drive, P.O. Box 2681 GT, George Town, Grand Cayman, Cayman Islands, British West Indies.

(j)	The head office and principal place of business of SUNDAY is situated at 13th Floor, Warwick House, TaiKoo Place, 979 King’s Road, Quarry Bay, Hong Kong.

APPENDIX II	GENERAL INFORMATION

(k)	The principal share registrar and transfer office of SUNDAY is Butterfield Fund Services (Cayman) Limited, which is situated at Butterfield House, 68 Fort Street, P.O. Box 705, George Town, Grand Cayman, Cayman Islands, British West Indies.

(l)	The Hong Kong branch share registrar of SUNDAY is Computershare Hong Kong Investor Services Limited, which is situated at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong.

(m)	The ADSs custodian of SUNDAY is The Hongkong and Shanghai Banking Corporation Limited which is located at One Queen’s Road Central, Hong Kong.

(n)	The principal place of business of Citigroup is at 50th Floor, Citibank Tower, Citibank Plaza, 3 Garden Road, Central, Hong Kong.

(o)	The principal place of business of ING is at 39th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong.

(p)	As at the Latest Practicable Date, there was no material contract entered into by PCCW Mobile in which any of the Directors had a material personal interest.

(q)	As at the Latest Practicable Date, none of the Directors has entered into any service contract with SUNDAY or any of its subsidiaries or associated companies which has more than 12 months to run, or which has been entered into or amended within six months before the commencement of the Offer Period.

(r)	The English language text of this document shall prevail over the Chinese language text.

SCHEME OF ARRANGEMENT

IN THE GRAND COURT OF THE CAYMAN ISLANDS
CAUSE NO. 471 OF 2005

IN THE MATTER OF
 SUNDAY COMMUNICATIONS LIMITED
AND

IN THE MATTER OF THE
 COMPANIES LAW (2004 REVISION) OF THE CAYMAN ISLANDS

SCHEME OF ARRANGEMENT

BETWEEN
 SUNDAY COMMUNICATIONS LIMITED
AND

THE HOLDERS OF THE SCHEME SHARES (AS HEREINAFTER
DEFINED)

PRELIMINARY

(A)	In this Scheme of Arrangement, unless inconsistent with the subject or context, the following expressions shall have the following meanings:

“Companies Law”	the Companies Law, Cap.22 (Law 3 of 1961 as consolidated and revised) of the Cayman Islands;

“Effective Date”	the date on which this Scheme becomes effective as contemplated by clause 6 of this Scheme;

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong;

“holder”	a registered holder of Shares including a person entitled by transmission to be registered as such and, subject to the provisions of this Scheme, joint holders of Shares;

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China;

“PCCW”	PCCW Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange and with securities in the form of American depositary shares, each representing 10 PCCW shares, listed on the New York Stock Exchange, Inc.;

SCHEME OF ARRANGEMENT

“PCCW Mobile”	PCCW Mobile Holding No. 2 Limited, a company incorporated in the British Virgin Islands with limitedliability, an indirect wholly-owned subsidiary of PCCW;

“Record Date”	the business day (being any day on which banks are open for business in Hong Kong, other than Saturday) in Hong Kongimmediately preceding the Effective Date;

“Record Time”	4:00 p.m. Hong Kong time on the Record Date;

“Scheme”	this scheme of arrangement in its present form or with or subject to any modification thereof or addition thereto orcondition approved or imposed by the Court;

“Scheme Shares”	the Shares in issue on the Record Date which are not beneficially owned by PCCW Mobile;

“Shares”	the shares of HK$0.10 each in the capital of SUNDAY;

“Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“SUNDAY”	SUNDAY Communications Limited, a company incorporated in the Cayman Islands with limited liability, the issued shares of which are listed on the Stock Exchange and the American depositary shares of which (evidenced by American depositary receipts) are quoted on the NASDAQ National Market in the United States; and

“Takeovers Code”	The Hong Kong Code on Takeovers and Mergers.

(B)	The authorised share capital of SUNDAY is HK$1,000,000,000 divided into 10,000,000,000 Shares of HK$0.10 each, of which 2,990,000,000 Shares have been issued and fully paid.

(C)	The purpose of this Scheme is that all the Scheme Shares should be cancelled and that the credit arising in the books of account of SUNDAY as a result of the aforesaid reduction of capital should be applied to pay up in full and issue to PCCW Mobile such number of new Shares as is equal to the number of Scheme Shares cancelled.

(D)	As at the date of this Scheme, PCCW Mobile is the beneficial owner of 2,372,672,256 Shares, constituting approximately 79.35% of the issued share capital of SUNDAY.

(E)	PCCW Mobile has agreed to appear by Counsel on the hearing of the petition to sanction this Scheme and to undertake to the Court to be bound thereby and to execute and do and procure to be executed and done all such documents, acts and things as may be necessary or desirable to be executed or done by it for the purpose of giving effect to this Scheme.

SCHEME OF ARRANGEMENT

THE SCHEME

PART I

Cancellation of the Scheme Shares

1.	Upon the Effective Date:

(a)	the authorised and issued share capital of SUNDAY shall be reduced by cancelling and extinguishing the Scheme Shares;

(b)	subject to and forthwith upon the said reduction of capital taking effect, the authorised share capital of SUNDAY shall immediately be increased to its former amount of HK$1,000,000,000 by the creation of such number of new Shares as is equal to the number of Scheme Shares cancelled (being 617,327,744 Shares); and

(c)	SUNDAY shall apply the credit of HK$61,732,774.40 which will arise in its books of account as a result of the said reduction of capital in paying up in full at par 617,327,744 new Shares which shall be allotted and issued, credited as fully paid, to PCCW Mobile.

PART II

Consideration for cancellation of the Scheme Shares

2.	In consideration of the cancellation and extinguishment of the Scheme Shares, PCCW Mobile shall pay or cause to be paid to the holders of the Scheme Shares (as appearing in the registers of members of SUNDAY at the Record Time on the Record Date) the sum of HK$0.65 in cash for each Scheme Share held.

PART III

General

3.	(a)	Not later than ten days after the Effective Date, PCCW Mobile shall send or procure to be sent to the holders of the Scheme Shares (as appearing in the registers of members of SUNDAY at the Record Time on the Record Date) cheques in respect of the sums payable to such holders pursuant to clause 2 of this Scheme.

	(b)	Unless indicated otherwise in writing to Computershare Hong Kong Investor Services Limited, the branch share registrar of SUNDAY, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, all such cheques shall be sent through the post in pre-paid envelopes addressed to the persons entitled thereto:

(i)	in the case of sole holders, to the respective registered addresses of such holders as appearing in the registers of members of SUNDAY at the Record Time on the Record Date; and

SCHEME OF ARRANGEMENT

(ii)	in the case of joint holders, to the registered address of that one of the joint holders whose name then stands first in such registers of members of SUNDAY in respect of the joint holding.

(c)	Cheques shall be posted at the risk of the addressees and none of PCCW, PCCW Mobile or SUNDAY or any of them shall be responsible for any loss or delay in the transmission of such cheques.

(d)	Each such cheque shall be payable to the order of the person to whom, in accordance with the provisions of paragraph (b) of this clause 3, the envelope containing the same is addressed and the encashment of any such cheque shall be a good discharge to PCCW Mobile for the monies represented thereby.

(e)	On or after the day being six calendar months after the posting of the said cheques pursuant to paragraph (b) of this clause 3, PCCW Mobile shall have the right to cancel or cause the cancellation of any such cheque which has not then been encashed or has been returned uncashed and shall place all monies represented thereby in a deposit account in SUNDAY’s name with a licensed bank in Hong Kong selected by SUNDAY. SUNDAY shall hold such monies until the expiration of six years from the Effective Date and shall, prior to such date, make payments therefrom of the sums payable pursuant to clause 2 of this Scheme to persons who satisfy SUNDAY that they are respectively entitled thereto and provided that the cheques referred to in paragraph 3(b) of this Scheme of which they are payees have not been cashed. Any payments made by SUNDAY hereunder shall include any interest accrued on the sums to which the respective persons are entitled pursuant to clause 2 of this Scheme, calculated at the annual rate prevailing from time to time at the licensed bank with which the monies are deposited, from the date which falls six months after the posting of the said cheques pursuant to paragraph (b) of this clause 3 down to the date of payment of such sum, subject, if applicable, to deduction of interest or withholding tax or any other deduction required by law. SUNDAY shall exercise its absolute discretion in determining whether or not it is satisfied that any person is so entitled and a certificate of SUNDAY to the effect that any particular person is so entitled or is not so entitled shall be conclusive and binding upon all persons claiming an interest in the relevant monies. Upon the expiry of six years from the Effective Date, PCCW Mobile shall be released from any further obligation to make any payment under this Scheme and SUNDAY shall thereafter transfer to PCCW Mobile the balance (if any) of the sums standing to the credit of the deposit account referred to in this paragraph (e) of this clause 3 including accrued interest subject, if applicable, to the deduction of interest or withholding tax or any other deduction required by law and subject to the deduction of any expenses.

4.	As from and including the Effective Date, all certificates representing the Scheme Shares shall cease to have effect as documents or evidence of title to the Shares comprised therein and every holder thereof shall be bound, on the request of SUNDAY, to deliver up to SUNDAY or to any person appointed by it to receive the same such certificate(s) for cancellation.

5.	All mandates or relevant instructions in force at the Record Time relating to any of the Scheme Shares shall cease to be valid and effective mandates or instructions.

SCHEME OF ARRANGEMENT

6.	This Scheme shall become effective upon all the conditions set out in the paragraph headed “Conditions of the Proposal” in the Explanatory Statement being fulfilled or (to the extent permitted) waived (as the case may be).

7.	Unless this Scheme shall have become effective on or before 30th April, 2006 or such later date, if any, as PCCW Mobile and SUNDAY may agree and the Court may allow, this Scheme shall lapse.

8.	PCCW Mobile and SUNDAY, by their duly authorised agent(s)/servant(s), may jointly consent for and on behalf of all parties concerned to any modification of or addition to this Scheme or to any condition which the Court may see fit to approve or impose without any further Court Meeting to be held therefor.

Dated the 22nd day of November, 2005.

NOTICE OF COURT MEETING

IN THE GRAND COURT OF THE CAYMAN ISLANDS
CAUSE NO. 471 OF 2005

IN THE MATTER OF
 SUNDAY COMMUNICATIONS LIMITED
AND
 IN THE MATTER OF THE
 COMPANIES LAW (2004 REVISION) OF THE CAYMAN ISLANDS

NOTICE OF COURT MEETING

     NOTICE IS HEREBY GIVEN that, by an order dated 15th November, 2005 (the “Order”) made in the above matters, the Grand Court of the Cayman Islands (“Court”) has directed a meeting (the “Meeting”) to be convened of the holders of shares of HK$0.10 each in the issued share capital of SUNDAY Communications Limited (“SUNDAY”) other than those holders of such shares beneficially owned by PCCW Mobile Holding No. 2 Limited for the purpose of considering and, if thought fit, approving, with or without modification, a scheme of arrangement proposed to be made between SUNDAY and the holders of the Scheme Shares (as defined in the scheme of arrangement hereinafter mentioned (the “Scheme”)), and that the Meeting will be held in the Conference Room, 14th Floor, PCCW Tower, TaiKoo Place, 979 King’s Road, Quarry Bay, Hong Kong on Thursday, 15th December, 2005, at 10:00 a.m. (Hong Kong time) at which place and time all such holders of shares of HK$0.10 each in the issued share capital of SUNDAY are requested to attend.

     A copy of the Scheme and a copy of an explanatory statement explaining the effect of the Scheme are incorporated in the document of which this Notice forms part.

     The above-mentioned holders of shares of HK$0.10 each in the issued share capital of SUNDAY may vote in person at the Meeting or they may appoint one or more proxies, whether a member of SUNDAY or not, to attend and vote in their stead. A pink form of proxy for use at the Meeting is enclosed herewith.

     In the case of joint holders, the vote of the most senior holder who tenders a vote, whether personally or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s), and, for this purpose, seniority will be determined by the order in which the names of the joint holders stand in the registers of members of SUNDAY in respect of the relevant joint holding.

     It is requested that forms appointing proxies be lodged, by hand or by post, with Computershare Hong Kong Investor Services Limited, the branch share registrar of SUNDAY, at Rooms 1712-1716,

NOTICE OF COURT MEETING

17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong or by facsimile at (852) 2865 0990 (marked for the attention of “the Company Secretary”) not less than 48 hours before the time appointed for the Meeting, but if forms are not so lodged they may be handed to the chairman of the Meeting at the Meeting.

     By the Order, the Court has appointed Alexander Anthony Arena, or, failing him, any other person who is a director of SUNDAY as at the date of the Order to act as the chairman of the Meeting and has directed the chairman of the Meeting to report the results thereof to the Court.

     By the said Order, the Court further directed that the resolution put to the vote at the Meeting shall be decided by poll to be cast in such manner as directed by the chairman of the Meeting. The Scheme will be subject to a subsequent application seeking the sanction of the Court.

Dated 22nd November, 2005.

Charles Adams, Ritchie & Duckworth
P.O. Box 709GT, Zephyr House
Mary Street, George Town
Grand Cayman, Cayman Islands
Attorneys-at-Law for
SUNDAY Communications Limited

NOTICE OF EGM

SUNDAY Communications Limited
 (Incorporated in the Cayman Islands with limited liability)
 (Stock Code: 0866)

     NOTICE IS HEREBY GIVEN that an extraordinary general meeting of SUNDAY Communications Limited will be held in the Conference Room, 14th Floor, PCCW Tower, TaiKoo Place, 979 King’s Road, Quarry Bay, Hong Kong on Thursday, 15th December, 2005 at 10:30 a.m. (Hong Kong time) (or as soon thereafter as the Court Meeting (as defined in the scheme of arrangement hereinafter mentioned) convened for the same day and place shall have been concluded or adjourned), for the purpose of considering and, if thought fit, passing the following resolution as a special resolution:

SPECIAL RESOLUTION

“THAT:

(A)	the proposed scheme of arrangement (the “Scheme”) between SUNDAY Communications Limited (“SUNDAY”) and the holders of the Scheme Shares (as defined in the Scheme) in the form of the print thereof which has been produced to this meeting and for the purposes of identification signed by the chairman of this meeting, subject to any modifications, additions or conditions as may be approved or imposed by the Grand Court of the Cayman Islands, be and is hereby approved;

(B)	for the purpose of giving effect to the Scheme, on the Effective Date (as defined in the Scheme):

(i)	the authorised and issued share capital of SUNDAY shall be reduced by cancelling and extinguishing the Scheme Shares;

(ii)	subject to and forthwith upon the said reduction of capital taking effect, the authorised share capital of SUNDAY shall immediately be increased to its former amount of HK$1,000,000,000 by the creation of such number of new shares of HK$0.10 each (“Share”) as is equal to the number of Scheme Shares cancelled; and

(iii)	SUNDAY shall apply the credit arising in its books of account as a result of the said reduction of capital in paying up in full at par such number of new Shares as is equal to the number of the Scheme Shares cancelled, which new Shares shall be allotted and issued, credited as fully paid, to PCCW Mobile Holding No. 2 Limited;

(C)	subject to the Scheme taking effect, the directors of SUNDAY be and are hereby authorised to make application to The Stock Exchange of Hong Kong Limited (hereinafter called the “Stock Exchange”) for the withdrawal of the listing of SUNDAY’s shares on the Stock Exchange; and

NOTICE OF EGM

(D)	the directors of SUNDAY be and are hereby authorised to do all other acts and things as considered by them to be necessary or desirable in connection with the implementation of the Scheme, including (without limitation) the giving of consent to any modifications of, or additions to, the Scheme, which the Grand Court of the Cayman Islands may see fit to impose and to do all other acts and things as considered by them to be necessary or desirable in connection with the implementation of the Scheme and in relation to the Proposal (as defined in the document of which the notice of this resolution forms part) as a whole.”

By order of the Board
Alexander Anthony Arena
Chairman

Hong Kong, 22nd November, 2005.

Principal place of business in Hong Kong:
13th Floor
Warwick House
TaiKoo Place
979 King’s Road
Quarry Bay, Hong Kong

Notes:

1.	A white form of proxy for use at this meeting is enclosed herewith.

2.	A member of SUNDAY entitled to attend and vote at this meeting is entitled to appoint one or more than one proxy to attend and vote instead of him/her. A proxy need not be a member of SUNDAY.

3.	In order to be valid, the white form of proxy together with any power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power of attorney, must be deposited with Computershare Hong Kong Investor Services Limited, the branch share registrar of SUNDAY, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, not less than 48 hours before the time appointed for holding this extraordinary general meeting or any adjournment thereof.

4.	Completion and return of the form of proxy shall not preclude a member from attending and voting in person at this meeting and, in such event, the form of proxy shall be deemed to be revoked.

5.	Where there are joint holders of any share in SUNDAY, any one of such joint holders may vote at this meeting, either personally or by proxy, in respect of such share as if he/she were solely entitled thereto; but if more than one of such joint holders are present at this meeting personally or by proxy, the most senior shall alone be entitled to vote in respect of the relevant joint holding and, for this purpose, seniority shall be determined by reference to the order in which the names of the joint holders stand on the register of members of SUNDAY in respect of the relevant joint holding.

Item 2

SUNDAY Communications Limited (Incorporated in the Cayman Islands with limited liability) (Stock Code: 0866)

IN THE GRAND COURT OF THE CAYMAN ISLANDS CAUSE NO. 471 OF 2005

Form of Proxy for use at the meeting, or at any adjournment thereof, of the holders of the Scheme Shares as defined in the Scheme referred to in the Notice convening such meeting (the “Scheme”) convened by directions of the Grand Court of the Cayman Islands (the “Court Meeting”).

FORM OF PROXY
FOR USE AT THE COURT MEETING
TO BE HELD ON 15TH DECEMBER, 2005
(OR AT ANY ADJOURNMENT THEREOF)

I/We,[1]
of	,

being the registered holder(s) of2
shares of HK$0.10 each in the capital of SUNDAY Communications Limited (the “Company”), HEREBY APPOINT the
Chairman of the Extraordinary General Meeting or3
of

of as my/our proxy to attend and act for me/us and on my/our behalf at the Court Meeting to be held in the Conference Room, 14th Floor, PCCW Tower, TaiKoo Place, 979 King’s Road, Quarry Bay, Hong Kong on Thursday, 15th December, 2005 at 10:00 a.m. (Hong Kong time) for the purpose of considering and, if thought fit, approving (with or without modification) the Scheme and at such Court Meeting to vote for me/us and in my/our name(s) for the Scheme (either with or without modification, as my/our proxy may approve) or against the Scheme as hereunder indicated, and if no such indication is given, as my/our proxy thinks fit.

	FOR[4]	AGAINST[4]
THE SCHEME

Dated this	day of	2005	Signature(s)[5]

Notes:

1.	Full name(s) and address(es) to be inserted in BLOCK CAPITALS.

2.	Please insert the number of the shares of HK$0.10 each in the capital of the Company registered in your name(s) and to which this proxy relates. If no number is inserted, this Form of Proxy will be deemed to relate to all of such shares registered in your name(s).

3.	If any proxy other than the Chairman of the Court Meeting is preferred, please strike out the words “the Chairman of the Court Meeting or” and insert the name and address of the proxy desired in the space provided. You are entitled to appoint one or more proxies to attend and vote in your stead. Your proxy need not be a member of the Company, but must attend the Court Meeting to represent you. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON(S) WHO SIGN(S) IT.

4.	IMPORTANT: IF YOU WISH TO VOTE FOR THE SCHEME, TICK THE BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST THE SCHEME, TICK THE BOX MARKED “AGAINST”. Failure to tick either box will entitle your proxy to cast your vote or abstain at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Court Meeting other than that referred to in the Notice convening the Court Meeting or abstain.

5.	This Form of Proxy must be signed by you or your attorney authorised in writing or, if the appointor is a corporation, must be either under its common seal or under the hand of an officer, attorney or other person duly authorised.

6.	In order to be valid, this Form of Proxy together with any power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power or authority, must be deposited with Computershare Hong Kong Investor Services Limited, the Hong Kong branch share registrar of the Company, by hand or by post, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, or by facsimile at (852) 2865 0990 (marked for the attention of “the Company Secretary”) as soon as possible and in any event not less than 48 hours before the time appointed for holding the Court Meeting at which the person named in this Form of Proxy proposes to vote, and in default this Form of Proxy shall not be treated as valid. However, if this Form of Proxy is not so lodged, it may be handed to the Chairman of the Court Meeting at the Court Meeting. Completion and delivery of this Form of Proxy will not preclude you from attending the Court Meeting and voting in person at the Court Meeting if you so wish, but in the event of your attending the Court Meeting after having lodged this Form of Proxy, this Form of Proxy will be deemed to have been revoked.

7.	Where there are joint registered holders of any share(s) in the Company, any one of such joint holders may vote at the Court Meeting, either personally or by proxy, in respect of such share(s) as if he were solely entitled thereto; but if more than one of such joint holders are present at the Court Meeting personally or by proxy, the most senior shall alone be entitled to vote in respect of the relevant joint holding and, for this purpose, seniority will be determined by reference to the order in which the names of the joint holders stand on the register of members of the Company in respect of the relevant joint holding.

Item 3

SUNDAY Communications Limited (Incorporated in the Cayman Islands with limited liability) (Stock Code: 0866)

FORM OF PROXY
FOR USE AT THE EXTRAORDINARY GENERAL MEETING
(AS DEFINED BELOW) TO BE HELD ON 15TH DECEMBER, 2005
(OR AT ANY ADJOURNMENT THEREOF)

I/We,[1]
of	,

being the registered holder(s) of2
shares of HK$0.10 each in the capital of SUNDAY Communications Limited (the “Company”), HEREBY APPOINT the
Chairman of the Extraordinary General Meeting or3
of

as my/our proxy to attend and act for me/us and on my/our behalf at the Extraordinary General Meeting of the holders of shares of HK$0.10 each in the capital of the Company (or at any adjournment thereof) (the “Extraordinary General Meeting”) to be held in the Conference Room, 14th Floor, PCCW Tower, TaiKoo Place, 979 King’s Road, Quarry Bay, Hong Kong on Thursday, 15th December, 2005 at 10:30 a.m. (Hong Kong time) (or as soon thereafter as the meeting of certain holders of the shares of HK$0.10 each in the capital of the Company convened by direction of the Grand Court of the Cayman Islands for the same day and place shall have been concluded or adjourned), for the purpose of considering and, if thought fit, passing the Special Resolution set out in the Notice convening the Extraordinary General Meeting and at such Extraordinary General Meeting to vote for me/us and in my/our name(s) in respect of the Special Resolution as hereunder indicated, and if no such indication is given, as my/our proxy thinks fit.

	FOR[4]	AGAINST[4]
SPECIAL RESOLUTION

Dated this	day of	2005	Signature(s)[5]

Notes:

1.	Full name(s) and address(es) to be inserted in BLOCK CAPITALS.

2.	Please insert the number of the shares of HK$0.10 each in the capital of the Company registered in your name(s) and to which this proxy relates. If no number is inserted, this Form of Proxy will be deemed to relate to all of such shares registered in your name(s).

3.	If any proxy other than the Chairman of the Extraordinary General Meeting is preferred, please strike out the words “the Chairman of the Extraordinary General Meeting or” and insert the name and address of the proxy desired in the space provided. You are entitled to appoint one or more proxies to attend and vote in your stead. Your proxy need not be a member of the Company, but must attend the Extraordinary General Meeting to represent you. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON(S) WHO SIGN(S) IT.

4.	IMPORTANT: IF YOU WISH TO VOTE FOR THE SPECIAL RESOLUTION, TICK THE BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST THE SPECIAL RESOLUTION, TICK THE BOX MARKED “AGAINST”. Failure to tick either box will entitle your proxy to cast your vote or abstain at his discretion on the Special Resolution. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Extraordinary General Meeting other than that referred to in the Notice convening the Extraordinary General Meeting or abstain.

5.	This Form of Proxy must be signed by you or your attorney authorised in writing or, if the appointor is a corporation, must be either under its common seal or under the hand of an officer, attorney or other person duly authorised.

6.	In order to be valid, this Form of Proxy together with any power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power or authority, must be deposited with Computershare Hong Kong Investor Services Limited, the Hong Kong branch share registrar of the Company, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, as soon as possible and in any event not less than 48 hours before the time appointed for holding the Extraordinary General Meeting at which the person named in this Form of Proxy proposes to vote, and in default this Form of Proxy shall not be treated as valid. Completion and delivery of this Form of Proxy will not preclude you from attending the Extraordinary General Meeting and voting in person at the Extraordinary General Meeting if you so wish, but in the event of your attending the Extraordinary General Meeting after having lodged this Form of Proxy, this Form of Proxy will be deemed to have been revoked.

7.	Where there are joint registered holders of any share(s) in the Company, any one of such joint holders may vote at the Extraordinary General Meeting, either personally or by proxy, in respect of such share(s) as if he were solely entitled thereto; but if more than one of such joint holders are present at the Extraordinary General Meeting personally or by proxy, the most senior shall alone be entitled to vote in respect of the relevant joint holding and, for this purpose, seniority will be determined by reference to the order in which the names of the joint holders stand on the register of members of the Company in respect of the relevant joint holding.

Item 4

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness, and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

PCCW Mobile Holding No. 2 Limited
(Incorporated in the British Virgin Islands with limited liability)

     JOINT ANNOUNCEMENT
PROPOSED PRIVATISATION OF
SUNDAY COMMUNICATIONS LIMITED
BY
PCCW MOBILE HOLDING NO. 2 LIMITED
BY WAY OF A SCHEME OF ARRANGEMENT
(UNDER SECTION 86 OF THE COMPANIES LAW),
AT THE CANCELLATION PRICE OF HK$0.65 PER SCHEME SHARE

DESPATCH OF SCHEME DOCUMENT

The Scheme Document will be despatched to the Shareholders on Tuesday, 22nd November, 2005.

The respective notices of the Court Meeting and the EGM to be held on Thursday, 15th December, 2005 are set out in the Scheme Document.

Independent Shareholders should consider carefully the recommendation of the independent board committee established in respect of the Proposal (the “Independent Board Committee”) and the factors, reasons and recommendation in relation to the Proposal as set out in the letter from ING, the independent financial adviser to the Independent Board Committee, before making a decision on the Proposal.

Having considered the factors and reasons as set out in the letter from ING contained in the Scheme Document, and as of the date of the Scheme Document, ING considers the terms of the Scheme taken as a whole are fair and reasonable as far as Independent Shareholders are concerned and recommends that the Independent Board Committee advises the Independent Shareholders to vote in favour of the resolution to approve the Scheme at the Court Meeting and the special resolution to approve and give effect to the Scheme at the EGM.

Shareholders and potential investors are reminded that the Proposal is subject to a number of conditions being fulfilled or waived, as applicable, and therefore may or may not become effective. Subject to all the conditions of the Proposal being fulfilled or waived, as applicable, the Scheme is expected to become effective on Tuesday, 17th January, 2006. Details of these conditions are set out in the Scheme Document. The Scheme will lapse if it does not become effective on or before Sunday, 30th April, 2006 (or such later date as PCCW and SUNDAY may agree or, to the extent applicable, as the Court may direct) and the Shareholders will be notified accordingly by press announcements.

Shareholders and potential investors are advised to exercise extreme caution when dealing in the Shares.

INTRODUCTION

Reference is made to the joint announcement of SUNDAY and PCCW on 9th September, 2005, the joint announcements of SUNDAY, PCCW Mobile and PCCW on 27th September, 2005, 13th October, 2005 and 9th November, 2005, and the announcement of SUNDAY on 10th October, 2005 (collectively, the “Announcements”). Terms defined in the Announcements have the same meaning when used in this announcement unless otherwise defined herein.

DESPATCH OF THE SCHEME DOCUMENT

The Scheme Document will be despatched to the Shareholders on Tuesday, 22nd November, 2005.

The Scheme Document contains, among other things, further details about the Proposal and the Scheme, the expected timetable, the explanatory statement required under the Rules of the Grand Court of Cayman Islands 1995 (Revised), information regarding the SUNDAY Group, the letter from the Independent Board Committee, the letter from ING, the independent financial adviser to the Independent Board Committee, a notice of the Court Meeting and a notice of the EGM.

RECOMMENDATION OF THE INDEPENDENT BOARD COMMITTEE AND ING

Mr. Hongqing Zheng, the non-executive director of SUNDAY, and Mr. John William Crawford, Mr. Henry Michael Pearson Miles and Mr. Robert John Richard Owen, the three independent non-executive directors of SUNDAY, have been appointed by the board of directors of SUNDAY as members of the Independent Board Committee to advise the Independent Shareholders in relation to the Proposal. ING has been appointed by SUNDAY as the independent financial adviser to advise the Independent Board Committee in connection with the Proposal. The Scheme Document contains, among other things, a letter from ING giving its advice and recommendation to the Independent Board Committee on the Proposal.

Independent Shareholders should consider carefully the recommendation of the Independent Board Committee and the factors, reasons and recommendation in relation to the Proposal as set out in the letter from ING before making a decision on the Proposal.

Having considered the factors and reasons as set out in the letter from ING contained in the Scheme Document, and as of the date of the Scheme Document, ING considers the terms of the Scheme taken as a whole are fair and reasonable as far as Independent Shareholders are concerned and recommends that the Independent Board Committee advises the Independent Shareholders to vote in favour of the resolution to approve the Scheme at the Court Meeting and the special resolution to approve and give effect to the Scheme at the EGM.

Actions to be taken by the Shareholders are set out in the Scheme Document.

INDEBTEDNESS

As at the close of business on 30th September, 2005, being the latest practicable date for the purpose of this indebtedness statement, SUNDAY had outstanding borrowings of HK$873,780,000, comprising indebtedness of HK$429,602,000 under a general facility and indebtedness of HK$444,178,000 under an equipment facility, both of which were loans from PCCW-HKT Limited, which is an indirect wholly-owned subsidiary of PCCW, drawn down in accordance with a facility agreement entered into by Mandarin Communications Limited, an indirect wholly-owned subsidiary of SUNDAY, on 27th July, 2005.

As at 30th September, 2005, the SUNDAY Group had capital commitments in respect of the acquisition of fixed assets amounting to HK$1,180,092,000.

As at 30th September, 2005, the SUNDAY Group had provided performance bonds of HK$210,746,000 to the Telecommunications Authority of Hong Kong through the drawdown of the facility entered into between PCCW and SUNDAY 3G (Hong Kong) Limited, an indirect wholly-owned subsidiary of SUNDAY, on 25th July, 2005.

No security has been employed or guarantees given by SUNDAY as part of, or in connection with, the inter-company loans from PCCW or any of its subsidiaries.

As at 30th September, 2005, a bank deposit of HK$815,000 was pledged to a bank in return for a bank guarantee issued in respect of the use of facilities at the Hong Kong International Airport for the provision of mobile services.

Save as aforesaid and apart from intra-group liabilities and normal trade payables in the ordinary course of business of the SUNDAY Group, the SUNDAY Group did not have any loan capital issued and outstanding or agreed to be issued, bank overdrafts, loans or other similar indebtedness, liabilities under acceptances or acceptance credits, debentures, mortgages, charges, finance leases or hire purchase commitments, guarantees or other material contingent liabilities as at the close of business on 30th September, 2005.

For the purpose of the above indebtedness statement, foreign currency amounts have been translated into Hong Kong dollars at the rates of exchange prevailing at the close of business on 30th September, 2005.

MEETINGS

The Court Meeting and the EGM will be held at 10:00 a.m. and 10:30 a.m. (or as soon thereafter as the Court Meeting shall have been concluded or adjourned) respectively on Thursday, 15th December, 2005 at the Conference Room, 14th Floor, PCCW Tower, TaiKoo Place, 979 King’s Road, Quarry Bay, Hong Kong. Notices of the Court Meeting and the EGM are set out in the Scheme Document. For the purpose of the Court Meeting and the EGM, dealings in the Shares are expected to be suspended from 9:30 a.m. on Thursday, 15th December, 2005 until the release of the results of the Court Meeting and the EGM, which is expected to be Friday, 16th December, 2005.

A further announcement will be made by SUNDAY in relation to, inter alia, the voting results of the Court Meeting and the EGM.

CLOSURE OF REGISTER OF MEMBERS

For the purpose of determining the entitlements of Independent Shareholders to attend and vote at the Court Meeting and the Shareholders to attend and vote at the EGM, the register of members of SUNDAY will be closed from Tuesday, 13th December, 2005 to Thursday, 15th December, 2005 (both days inclusive). During such period no transfer of Shares will be effected. In order to qualify to vote at the Court Meeting and the EGM, all transfers accompanied by the relevant share certificates must be lodged with the branch share registrar of SUNDAY in Hong Kong, Computershare Hong Kong Investor Services Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong by not later than 4:00 p.m. on Monday, 12th December, 2005.

Provided that the Proposal is approved, the last day for dealing in the Shares will be Wednesday, 11th January, 2006. To qualify for entitlements under the Scheme, all transfers accompanied by the relevant share certificates must be lodged with Computershare Hong Kong Investor Services Limited by not later than 4:00 p.m. on Friday, 13th January, 2006.

CONDITIONS OF THE PROPOSAL

Shareholders and potential investors are reminded that the Proposal is subject to a number of conditions being fulfilled or waived, as applicable, and therefore may or may not become effective. Subject to all the conditions of the Proposal being fulfilled or waived, as applicable, the Scheme is expected to become effective on Tuesday, 17th January, 2006. Details of these conditions are set out in the explanatory statement contained in the Scheme Document. The Scheme will lapse if it does not become effective on or before Sunday, 30th April, 2006 (or such later date as PCCW and SUNDAY may agree or, to the extent applicable, as the Court may direct) and Shareholders will be notified accordingly by press announcement.

The directors of SUNDAY intend that the listing of the Shares on the Stock Exchange and the quotation of ADSs on the NASDAQ National Market in the US will be withdrawn if the Scheme is implemented and be maintained in the event that the Scheme is not approved or if it lapses.

EXPECTED TIMETABLE

Hong Kong time (unless otherwise stated)

Latest time for receipt by the Depositary of completed
Voting Instruction Cards (as defined below) from
holders of ADS (Note 2)	5:00 p.m. (New York time) on Thursday, 8th December, 2005

Latest time for lodging transfers of Shares to qualify
for attending and voting at the Court Meeting and the EGM (Note 5)	4:00 p.m. on Monday, 12th December, 2005

Register of members closed for determination of entitlements of
Scheme Shareholders to attend and vote at the Court Meeting
and of Shareholders to attend and vote at the EGM	Tuesday, 13th December, 2005 to Thursday, 15th December, 2005 (both days inclusive)

Latest time for lodging forms of proxy in respect of
Court Meeting	10:00 a.m. on Tuesday, 13th December, 2005

EGM	10:30 a.m. on Tuesday, 13th December, 2005

Suspension of dealings in the Shares	9:30 a.m. on Thursday, 15th December, 2005

Court Meeting (Note 1)	10:00 a.m. on Thursday, 15th December, 2005

EGM (Note 1)	10:30 a.m. on Thursday, (or as soon thereafter as the Court Meeting convened for the same day and place shall have been concluded or adjourned) 15th December, 2005

Press announcement of the results of the Court Meeting
and the EGM in Hong Kong Economic Times and The Standard	Friday, 16th December, 2005

Resumption of dealings in the Shares	9:30 a.m. on Friday, 16th December, 2005

Hearing of SUNDAY’s summons for directions
in respect of the capital reduction (Note 3)	Monday, 19th December, 2005

Latest time for dealing in the Shares	4:00 p.m. on Wednesday, 11th January, 2006

Latest time for lodging transfers of Shares
to qualify for entitlements under the Scheme	4:00 p.m. on Friday, 13th January, 2006
Court hearing of the petition to sanction the Scheme and
to confirm the capital reduction (Note 3 and Note 4)	Friday, 13th January, 2006

Press announcement of the results of the court hearing of
the petition to sanction the Scheme and to confirm the capital reduction in Hong Kong Economic Times and The Standard	Monday, 16th January, 2006

Record Date	Monday, 16th January, 2006

Effective Date (Note 4)	Tuesday, 17th January, 2006

Withdrawal of the listing of the Shares on the
Stock Exchange becomes effective (Note 4)	9:30 a.m. on Wednesday, 18th January, 2006

Press announcement of the Effective Date and the withdrawal of
the listing of the Shares in Hong Kong Economic Times and The Standard	Wednesday, 18th January, 2006

Cheques for cash entitlements under the Scheme
to be despatched on or before	Friday, 27th January, 2006

Shareholders should note that the above timetable is subject to change. Further announcement(s) will be made in the event that there is any change.

Notes:
1.	Forms of proxy should be lodged, by hand or by post, with Computershare Hong Kong Investor Services Limited, the branch share registrar of SUNDAY, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, as soon as possible and in any event no later than the times and dates stated above. In the case of the pink form of proxy in respect of the Court Meeting, it may be returned by facsimile at number (852) 2865 0990 (marked for the attention of “the Company Secretary”) not later than the respective time and date stated above, or it may be handed to the chairman of the Court Meeting at the Court Meeting if it is not so lodged. In order to be valid, the pink form of proxy for the Court Meeting and the white form of proxy for the EGM must be lodged no later than the times and dates stated above. Completion and return of a form of proxy for the Court Meeting or the EGM will not preclude a Shareholder from attending the relevant meeting and voting in person. In such event, the returned form of proxy will be deemed to have been revoked.

2.	Voting instruction cards in respect of ADSs to be used by holders of ADSs (“Voting Instruction Cards”) should be returned to the Depositary in accordance with the instructions on the Voting Instruction Cards as soon as possible and in any event no later than 5:00 p.m. (New York time) on Thursday, 8th December, 2005. If a holder of ADSs does not return the Voting Instruction Card by this time, the Shares underlying his or her ADSs will not be voted at the Court Meeting or the EGM.

3.	All references in this announcement to times and dates are references to Hong Kong times and dates, other than references to (i) the latest time for receipt by the Depositary of completed Voting Instruction Cards from holders of ADSs, which is New York time. New York time is 13 hours behind Hong Kong time; and (ii) the expected dates of the Court hearing of the petition to sanction the Scheme and to confirm the capital reduction and the Court hearing of SUNDAY’s summons for directions in respect of the capital reduction, which are the relevant times and dates in the Cayman Islands. Cayman Islands time is 13 hours behind Hong Kong time.

4.	The Scheme shall become effective upon all the conditions set out in the paragraph headed “Conditions of the Proposal” in the Explanatory Statement contained in the Scheme Document having been fulfilled or (to the extent permitted) waived (as the case may be).

5.	Holders of ADSs who wish to surrender their ADSs, withdraw the underlying Shares and become registered holders of Shares prior to 4:00 p.m. on Monday, 12th December, 2005 should contact the Depositary at (001) (212) 815 2783.

NOTICE TO US HOLDERS

This business combination is made for the securities of a foreign company. The Scheme is subject to disclosure requirements of Hong Kong that are different from those of the US. Any financial statements to be included in the Scheme document have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of US companies.

It may be difficult for ADS holders to enforce their rights and any claim ADS holders may have arising under US federal securities laws, since PCCW and SUNDAY are located in Hong Kong and PCCW Mobile is located in the British Virgin Islands, and some or all of their respective officers and directors may be residents of Hong Kong or other foreign countries.

ADS holders may not be able to sue any of PCCW, SUNDAY or PCCW Mobile or their officers or directors in Hong Kong or another foreign court for violations of US securities laws. It may be difficult to compel any of PCCW, SUNDAY, PCCW Mobile or their affiliates to subject themselves to a US court’s judgment.

ADS holders should be aware that SUNDAY may purchase securities otherwise than under the Scheme, such as in open market or privately negotiated purchases.

By Order of the Board PCCW Limited Hubert Chak Company Secretary		By Order of the Board SUNDAY Communications Limited Raymond Wai Man Mak Company Secretary

By Order of the Board PCCW Mobile Holding No. 2 Limited Winnie King Yan Siu Morrison Director

Hong Kong, 21st November, 2005

As at the date of this announcement, the directors of PCCW are as follows:

Executive Directors:
Li Tzar Kai, Richard (Chairman);
So Chak Kwong, Jack (Deputy Chairman and Group Managing Director);
Yuen Tin Fan, Francis (Deputy Chairman); Peter Anthony Allen; Alexander Anthony Arena;
Chung Cho Yee, Mico; Lee Chi Hong, Robert; Dr Fan Xingcha

Non-Executive Directors:
Sir David Ford, KBE, LVO; Zhang Chunjiang; Dr Tian Suning (Deputy Chairman)

Independent Non-Executive Directors:
Prof Chang Hsin-kang; Dr Fung Kwok King, Victor; Dr The Hon Li Kwok Po, David, GBS, JP;
Sir Roger Lobo, CBE, LLD, JP; Aman Mehta; The Hon Raymond George Hardenbergh Seitz

As at the date of this announcement, the directors of SUNDAY are as follows:

Executive Directors:
Alexander Anthony Arena (Chairman); Chan Kee Sun, Tom; Chan Wing Wa;
Chow Ding Man, Gary; Hui Hon Hing, Susanna; Kwok Yuen Man, Marisa

Non-Executive Director:
Hongqing Zheng

Independent Non-Executive Directors:
John William Crawford; Henry Michael Pearson Miles; Robert John Richard Owen

As at the date of this announcement, the directors of PCCW Mobile are Winnie King Yan Siu Morrison and Lim Beng Jin.

The directors of PCCW jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the SUNDAY Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement relating to the PCCW Group, the omission of which would make any statement in this announcement misleading.

The directors of SUNDAY jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the PCCW Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement relating to the SUNDAY Group, the omission of which would make any statement in this announcement misleading.

The directors of PCCW Mobile jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the SUNDAY Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement relating to the PCCW Group, the omission of which would make any statement in this announcement misleading.